As filed with the Securities and Exchange Commission on August 8, 2018.
Registration No. -333-
____________________________________________________________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
First Mid-Illinois Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6021	37-1103704
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1421 Charleston Avenue
Mattoon, Illinois 61938
Telephone: (217) 234-7454
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Joseph R. Dively
Chairman, President and Chief Executive Officer
1421 Charleston Avenue
Mattoon, Illinois 61938
Telephone: (217) 258-0415
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Jason Zgliniec, Esq. Victoria Pool, Esq.	Thomas M. Shade, Esq. 132 S. Water St.
Schiff Hardin LLP	Suite 638
233 S. Wacker Drive, Suite 7100	Decatur, Illinois 62523
Chicago, Illinois 60606	Telephone: (217) 428-0905
Telephone: (312) 258-5500
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, par value $4.00 per share	1,486,000	N/A	$58,468,033.20	$7,279.27

(1)
The estimated maximum number of shares of First Mid-Illinois Bancshares, Inc. (“First Mid”) common stock to be issuable upon completion of the merger described herein and pursuant to the terms of the Agreement and Plan of Merger by and among First Mid, Project Almond Merger Sub LLC, a wholly owned subsidiary of First Mid, and SCB Bancorp, Inc. (“SCB”), dated as of June 12, 2018, and attached to the proxy statement/prospectus as Appendix A. Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions.

(2)
The proposed maximum aggregate offering price of First Mid’s common stock was calculated based upon the market value of shares of SCB common stock (the securities to be cancelled in the merger) in accordance with Rule 457(f) under the Securities Act as follows:  (i) the product of (a) $314.25, the book value of SCB common stock as of June 30, 2018, and (b) 228,620 (the maximum possible number of shares of SCB common stock which may be cancelled and exchanged in the merger, including equity award equivalent shares, which are to be exchanged for cash), minus (ii) $13,375,801.80 (the minimum amount of cash to be paid by the registrant to SCB stockholders and holders of equity award equivalent shares in the merger).

(3)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $124.50, per $1,000,000 of the proposed maximum aggregate offering price.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY COPY-SUBJECT TO COMPLETION, DATED AUGUST 8, 2018

___________________________

PROXY STATEMENT OF SCB BANCORP, INC.
___________________________

PROSPECTUS OF FIRST MID-ILLINOIS BANCSHARES, INC.
___________________________

Merger Proposal-Your Vote Is Important
DEAR SCB BANCORP, INC. STOCKHOLDERS:
You are cordially invited to attend a special meeting of stockholders of SCB Bancorp, Inc., which will be held on [•], 2018 at [•], local time at [•].
At the meeting, you will be asked to approve the merger agreement, dated June 12, 2018, as it may be amended from time to time (which we refer to as the “merger agreement”), among SCB Bancorp, Inc. (“SCB”), First Mid-Illinois Bancshares, Inc. (“First Mid”) and Project Almond Merger Sub LLC, a newly formed wholly-owned subsidiary of First Mid (“Merger Sub”), that provides for First Mid’s acquisition of SCB through the merger of SCB with and into Merger Sub, with Merger Sub as the surviving entity and a wholly-owned subsidiary of First Mid (the “merger”). In the proposed merger, each issued and outstanding share of SCB common stock will be converted into, and become the right to receive, at the election of each stockholder, either (a) $307.93 in cash or (b) 8.0228 shares of validly issued, fully paid and nonassessable shares of First Mid common stock, par value $4.00 per share, together with cash in lieu of fractional shares, less any applicable taxes required to be withheld and subject to certain adjustments and proration as set forth in, and subject to the terms of, the merger agreement, and as described in detail in this proxy statement/prospectus. Overall elections are subject to proration such that, depending on the number of shares of SCB common stock electing shares of First Mid common stock, between 19% and 32.5% of the shares of SCB common stock will be exchanged for cash, and between 67.5% and 81% will be exchanged for First Mid common stock. Additionally, SCB’s outstanding stock options will be fully vested upon consummation of the merger, and all outstanding SCB stock options that are unexercised prior to the effective time of the merger will be cashed out pursuant to the terms of the merger agreement. In addition, immediately prior to the closing of the proposed merger, SCB will pay a special cash dividend to its stockholders in the aggregate amount of $25 million.  Assuming 226,745 shares of SCB common stock (based on 225,825 shares outstanding and 920 shares able to be acquired pursuant to an outstanding debenture outstanding as of June 12, 2018), and 3,672 options to purchase shares of SCB common stock, in each case outstanding as of immediately prior to the closing, this will result in each share of SCB common stock receiving approximately $108.50 in cash in the form of the special cash dividend, and the exercise price for each option to acquire shares of SCB common stock being reduced by approximately $108.50 as a result of the special cash dividend.

Based on the closing price of First Mid’s common stock of $39.69 on June 12, 2018, and the 225,825 shares of SCB common stock, and 920 shares of SCB common stock able to be acquired pursuant to an outstanding debenture, outstanding as of June 12, 2018, the date of the merger agreement, and assuming approximately 1,875 equity award equivalent shares (which are shares of SCB common stock underlying the 3,672 outstanding SCB stock options being cashed out at the closing of the merger), assuming that 67.5% of these shares and equity award equivalent shares will be converted into stock consideration, and assuming no proration or adjustments to the merger consideration, SCB stockholders are expected to receive total aggregate merger consideration from First Mid of approximately $72 million, consisting of 32.5% cash and 67.5% First Mid common stock, subject to receipt of cash in lieu of fractional shares, plus the $25 million special cash dividend paid by SCB, for total aggregate merger consideration of approximately $97 million.
In addition to being subject to proration, including if more than 67.5% of the shares of SCB common stock elect to be exchanged for First Mid common stock, such that up to 81% of the shares of SCB common stock may elect to receive First Mid common stock, the merger consideration is subject to potential adjustment in four circumstances. First, if the consolidated balance sheet delivered by SCB to First Mid as of the last day of the month preceding the closing date of the merger, or as of three business days prior to the closing date of the merger if such date is more than three business days following the last day of the preceding month, reflects consolidated stockholders’ equity less than $71,161,583 (as computed and adjusted in accordance with the merger agreement), for every $50,000 shortfall thereof, the cash consideration will be reduced by $0.216 per share. As of June 30, 2018, SCB’s consolidated stockholders’ equity as computed in accordance with generally accepted accounting principles (“GAAP”) was $71,253,538. As of the date of this proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $71,161,583. Second, if at any time during the five business day period commencing on the fifteenth business day preceding the closing date of the merger, the average closing price of a share of First Mid common stock is less than $32.6248 and decreases by more than 15% in relation to the Nasdaq Bank Index, SCB will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section of the proxy statement/prospectus entitled “Description of the Merger Agreement-Merger Consideration”. Third, if, prior to the effective time, the number of shares of First Mid common stock are changed into a different number of shares or a different class of shares pursuant to any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, an appropriate and proportionate adjustment shall be made to the exchange ratio so as to provide the holders of SCB common stock with the same economic effect as contemplated by the merger agreement prior to such event. Fourth, if any of the foregoing adjustments to the exchange ratio would require First Mid to issue more than 19.9% of the issued and outstanding shares of First Mid common stock, as of June 12, 2018, as merger consideration and in connection with First Mid’s sale of 947,368 shares of First Mid common stock on June 15, 2018 to, in part, finance all or a portion of the cash consideration, First Mid shall have the right to adjust the ratio so that First Mid would not be required to issue more than 19.9% of its outstanding common stock and to increase the cash consideration to reflect, on a per share basis, the aggregate value of the total number of shares of First Mid common stock that otherwise would have been issuable pursuant to the terms of the merger agreement. As of the date of this proxy statement/prospectus, the parties are not aware of any facts or circumstances that would cause more than 19.9% of such amount of First Mid’s common stock to be issued as merger consideration when added to the shares sold on June 15, 2018.
Upon the effectiveness of the merger, each share of issued and outstanding SCB common stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist. Each certificate formerly representing any share of SCB common stock and each uncertificated share registered to a holder on the stock transfer books of SCB shall thereafter represent only the right to receive the merger consideration described above and herein.
Upon closing of the merger, assuming no adjustment in the number of shares of First Mid common stock to be issued in the merger pursuant to the terms of the merger agreement, we expect that the former stockholders of SCB will own between 7.5% and 8.9% of First Mid’s issued and outstanding common stock depending upon the percentage of shares of SCB common stock that elect to receive shares of First Mid common stock as merger consideration.

First Mid’s common stock currently trades on the Nasdaq Global Select Market under the symbol “FMBH.” On [•], 2018, the latest practicable date before the printing of this proxy statement/prospectus, the closing price of First Mid common stock was $[•] per share. The shares of First Mid common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), and will trade on the Nasdaq Global Select Market. SCB’s common stock is not traded on any established public trading market.
We cannot complete the merger unless we obtain the necessary governmental approvals and unless the stockholders of SCB approve the merger agreement and the transactions contemplated therein. The board of directors of SCB has unanimously approved the merger and recommends that SCB’s stockholders vote “FOR” approval of the merger agreement and the transactions contemplated therein to be considered at the special meeting.
The place, date and time of the SCB stockholders’ meeting are as follows:

[•]
This proxy statement/prospectus contains a more complete description of the SCB stockholders’ meeting and the terms of the merger. You may also obtain information about First Mid from documents that it has filed with the Securities and Exchange Commission (which we refer to as the “SEC”). We urge you to review this entire document carefully. This document also serves as the prospectus for up to 1,486,000 shares of First Mid common stock that may be issued by First Mid in connection with the merger.
YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. Whether or not you plan to attend SCB’s stockholders’ meeting, please take the time to vote by following the voting instructions on the enclosed proxy form. Submitting a proxy now will not prevent you from being able to vote in person at SCB’s special meeting. If you do not vote your shares as instructed in the enclosed proxy form, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger and the transactions contemplated therein.
You should read this entire proxy statement/prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors” beginning on page 18.
Thank you for your cooperation and continued support.
Sincerely,
Robert C. Smith
President
SCB Bancorp, Inc.

Neither the SEC nor any state securities regulatory body has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency.
This proxy statement/prospectus is dated [•], 2018, and is first being mailed to SCB’s stockholders on or about [•], 2018.

SCB BANCORP, INC.

455 North Main Street
Decatur, Illinois 62523
(217) 421-9621

_____________________________
Notice of Special Meeting of Stockholders
Date: [•], 2018
Time: [•], local time
Place: [•]
Dear SCB Stockholders:
NOTICE IS HEREBY GIVEN that SCB Bancorp, Inc. ("SCB”) will hold a special meeting of stockholders on [•], 2018 at [•], local time, at [•]. The purpose of the meeting is to consider and vote on the following matters:

•
a proposal to approve the Agreement and Plan of Merger, dated as of June 12, 2018, among SCB, First Mid-Illinois Bancshares, Inc. (“First Mid”) and Project Almond Merger Sub LLC, a wholly owned subsidiary of First Mid (“Merger Sub”), pursuant to which SCB will merge with and into Merger Sub with Merger Sub as the surviving entity and a wholly-owned subsidiary of First Mid, and the transactions contemplated therein;

•
the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein; and

•	to transact any other business that properly comes before the special meeting, or any adjournments or postponements thereof.

Holders of record of SCB common stock at the close of business on [•], 2018 are entitled to receive this notice and to vote at the special meeting and any adjournments or postponements thereof. Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of SCB common stock entitled to vote. Approval of the SCB proposal to adjourn the special meeting requires the affirmative vote of the holders of a majority of the shares of SCB common stock present in person or represented by proxy and entitled to vote on the proposal.
The board of directors of SCB unanimously recommends that you vote “FOR” approval of the merger agreement and the transactions contemplated therein, and “FOR” approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.
Your vote is important. I encourage you to attend the meeting in person. Whether or not you plan to attend the meeting, please act promptly to vote your shares.  You may vote your shares by completing, signing and dating the proxy form and returning it by mail to the attention of Susan Seitz at SCB in the postage prepaid envelope provided, via fax to 217-429-8742 or via email attachment to sseitz@soybank.com.  Please review the instructions for each of your voting options described in this proxy statement/prospectus. If you attend the meeting, you may vote your shares in person, even if you have previously submitted a proxy. Submitting a proxy will ensure that your shares are represented at the meeting. We look forward with pleasure to seeing and visiting with you at the meeting.

You will also receive an election form and letter of transmittal under separate cover for your use in making a timely election of merger consideration. The election form and letter of transmittal will be mailed to you as soon as practicable after the mailing of this proxy statement/prospectus but in no event later than two weeks thereof. The election form and letter of transmittal must be completed, signed and returned with your stock certificates if held in certificate form, as instructed therein To be considered timely, election forms must be received by 5:00 p.m., Chicago time, on the fifth business day before the effective time of the merger.
Under Illinois law, if the merger is completed, SCB stockholders of record who do not vote to approve the merger agreement, and otherwise comply with the applicable provisions of Illinois law pertaining to dissenting stockholders, will be entitled to exercise rights of appraisal and obtain payment for the fair value of their shares of SCB common stock. A copy of the section of the Illinois Business Corporation Act pertaining to objecting stockholders’ rights of appraisal (also known as dissenters’ rights) is included as Appendix B to this proxy statement/prospectus.
By Order of the Board of Directors,
Robert C. Smith
President
SCB Bancorp, Inc.
[•], 2018

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about First Mid from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Incorporation of Certain First Mid Documents by Reference” beginning on page 87. SCB has not incorporated any information into this proxy statement/prospectus by reference. You can obtain any of the documents filed with or furnished to the SEC by First Mid, free of charge, from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus by First Mid, free of charge, by contacting First Mid at the following address:
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
Attention: Investor Relations
Telephone: (217) 258-0463

The section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 86 has additional information about obtaining copies of documents that First Mid has filed or furnished to the SEC.
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the SCB special meeting. This means that documents must be requested by [•] in order to receive them before the SCB special meeting.
ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by First Mid (File No. 333-[•]), constitutes a prospectus of First Mid under Section 5 of the Securities Act, with respect to the shares of common stock, par value $4.00 per share, of First Mid, which we refer to as “First Mid common stock,” to be issued pursuant to the Agreement and Plan of Merger, dated as of June 12, 2018, by and among First Mid, Merger Sub and SCB, as it may be amended from time to time, which we refer to as the “merger agreement.” This document also constitutes a proxy statement of SCB under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” It also constitutes a notice of meeting with respect to the special meeting of stockholders at which SCB stockholders will be asked to consider and vote upon (a) the proposal to approve the merger agreement and the transactions contemplated therein, and (b) the proposal to adjourn or postpone the SCB special meeting, if necessary or appropriate, for among other reasons, the solicitation of additional proxies.
First Mid has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to First Mid, and SCB has supplied all information contained in this proxy statement/prospectus relating to SCB. SCB has not incorporated any information into this proxy statement/prospectus by reference.
You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [], 2018, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to SCB stockholders nor the issuance by First Mid of shares of First Mid common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

--i-

--ii-

--iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to briefly address some commonly asked questions regarding the merger, the merger agreement and the SCB special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:    What is the proposed transaction?

A:
You are being asked to vote on the approval of a merger agreement that provides for the acquisition of SCB by First Mid through the merger of SCB with and into a wholly-owned subsidiary of First Mid (which we refer to as “Merger Sub”), with Merger Sub as the surviving company. The merger is anticipated to be completed in late 2018. At a date following the completion of the merger, First Mid intends to merge Soy Capital Bank and Trust Company, SCB’s wholly-owned bank subsidiary (which we refer to as “Soy Capital Bank”), with and into First Mid Bank & Trust, N.A., First Mid’s wholly-owned bank subsidiary (which was formerly known as First Mid-Illinois Bank & Trust, N.A., and which we refer to as “First Mid Bank”), with First Mid Bank as the surviving bank (which we refer to as the “bank merger”). At such time, Soy Capital Bank’s banking offices will become banking offices of First Mid Bank. Until the banks are merged, First Mid will own and operate Soy Capital Bank and First Mid Bank as separate bank subsidiaries.

Q:    What will SCB stockholders be entitled to receive in the merger?

A:
If the merger is completed, each share of SCB common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by SCB as treasury stock and any dissenting shares), will be converted into the right to receive, at the election of each stockholder, either (a) $307.93 in cash or (b) 8.0228 shares of validly issued, fully paid and nonassessable shares of First Mid common stock, subject to certain adjustments and proration as set forth in, and subject to the terms of, the merger agreement. Overall elections are subject to proration such that, depending on the number of shares of SCB common stock electing shares of First Mid common stock, between 19% and 32.5% of the shares of SCB common stock will be exchanged for cash, and between 67.5% and 81% will be exchanged for First Mid common stock. Additionally, SCB’s outstanding stock options will be fully vested upon consummation of the merger, and all outstanding SCB stock options that are unexercised prior to the effective time of the merger will be cashed out pursuant to the terms of the merger agreement. In addition, immediately prior to the closing of the proposed merger, SCB will pay a special cash dividend to its stockholders in the aggregate amount of $25 million.  Assuming 226,745 shares of SCB common stock (based on 225,825 shares outstanding and 920 shares able to be acquired pursuant to an outstanding debenture outstanding as of June 12, 2018), and 3,672 options to purchase shares of SCB common stock, in each case outstanding as of immediately prior to the closing, this will result in each share of SCB common stock receiving approximately $108.50 in cash in the form of the special cash dividend, and the exercise price for each option to acquire shares of SCB common stock being reduced by approximately $108.50 as a result of the special cash dividend.

Based on the closing price of First Mid’s common stock of $39.69 on June 12, 2018, and the 225,825 shares of SCB common stock, and 920 shares of SCB common stock able to be acquired pursuant to an outstanding debenture, outstanding as of June 12, 2018, the date of the merger agreement, and assuming approximately 1,875 equity award equivalent shares (which are shares of SCB common stock underlying the 3,672 outstanding SCB stock options being cashed out at the closing of the merger), assuming that 67.5% of these shares and equity award equivalent shares will be converted into stock consideration, and assuming no proration or adjustments to the merger consideration, SCB stockholders are expected to receive total aggregate merger consideration from First Mid of approximately $72 million, consisting of 32.5% cash and 67.5% First Mid common stock, subject to receipt of cash in lieu of fractional shares, plus the $25 million special cash dividend paid by SCB, for total aggregate merger consideration of approximately $97 million. Only whole shares of First Mid common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares in an amount, rounded to the nearest whole cent, determined by multiplying the Closing First Mid Common Stock Price by the fractional share of First Mid common stock to which such former holder of SCB common stock would otherwise be entitled. “Closing First Mid Common Stock Price” means the weighted average of the daily closing sales prices of a share of First Mid common stock as reported on the Nasdaq Global Select Market for the ten consecutive trading days immediately preceding the closing date. Shares of SCB common stock held by SCB stockholders who elect to exercise their dissenters’ rights (which we refer to as “dissenting shares”) will not be converted into merger consideration.

Q:	How will SCB stockholders receive the special cash dividend to be paid by SCB immediately prior to the Closing of the Merger?

A:
Prior to the closing of the merger, the board of directors of SCB will declare a special cash dividend in the aggregate amount of $25 million that will be payable on the closing date of the proposed merger immediately prior to the merger becoming effective.  SCB will pay the special cash dividend in accordance with its historical practice of how semi-annual dividends are paid to SCB stockholders.  Assuming 226,745 shares of SCB common stock, and 3,672 options to purchase shares of SCB common stock, in each case outstanding as of immediately prior to the closing, this will result in each share of SCB common stock receiving approximately $108.50 in cash in the form of the special cash dividend, and the exercise price for each option to acquire shares of SCB common stock being reduced by approximately $108.50 per share as a result of the special cash dividend.

Q:	How will SCB stockholders elect to receive cash or stock consideration?

A:
Subject to proration and redesignation procedures, SCB stockholders are offered the opportunity to elect to receive their merger consideration in the form of cash or First Mid common stock for each share of SCB common stock that they hold. SCB stockholders who wish to make an election must complete the election form and letter of transmittal (which we refer to as an “election form”) which is being sent to you under separate cover as soon as practicable after the mailing of this proxy statement/prospectus but in no event later than two weeks thereof. For an election to be valid, a properly executed election form must be received by the exchange agent before the election deadline, which is 5:00 p.m., Chicago time, on the fifth business day prior to the effective time of the merger (we refer to this date as the “election deadline”). Your election will be properly made only if you have submitted a properly completed election form to First Mid’s exchange agent by the election deadline. The election form also serves as a letter of transmittal, so you should send the election form and your stock certificates to the exchange agent prior to the election deadline. The form of merger consideration actually paid to SCB stockholders is subject to proration and may differ from their elections. See “Summary-Election and Allocation of Cash Consideration and Stock Consideration” on page 12 and “Description of the Merger Agreement-Election and Exchange Procedures” on page 68 for a description of the election mechanics and the distribution of merger consideration.

Q:	How will the aggregate cash consideration and stock consideration be distributed among SCB stockholders?

A:
The amount of cash and/or First Mid common stock actually received by each SCB stockholder will depend upon the cash and stock elections made by all SCB stockholders. Overall elections are subject to proration such that, depending on the number of shares of SCB common stock electing shares of First Mid common stock, between 19% and 32.5% of the shares of SCB common stock will be exchanged for cash, and between 67.5% and 81% will be exchanged for First Mid common stock. The form of merger consideration actually paid to SCB stockholders is subject to proration and may differ from their elections. The maximum number of shares of SCB common stock and equity award equivalent shares that will be converted into cash consideration will equal 32.5% of the number of shares of SCB common stock outstanding immediately prior to the effective time of the merger (treating equity award equivalent shares as outstanding shares), resulting in 67.5% of such number of shares of SCB common stock receiving cash consideration. The maximum number of shares of SCB common stock to be converted into stock consideration will equal 81% of the number of shares of SCB common stock outstanding immediately prior to the effective time of the merger (treating equity award equivalent shares as outstanding shares), resulting in 19% of such amount of shares of SCB common stock receiving cash consideration. The merger agreement provides that if more than 67.5% of the outstanding shares of SCB common stock elects to receive First Mid common stock as consideration from First Mid in the merger, the percentage electing such stock consideration in the merger can rise to be up to 81% of the shares of SCB common stock, with the percentage of shares of SCB common stock receiving cash from First Mid decreasing pro rata.  If more than 81% of the outstanding shares of SCB elects such stock consideration, such elections will be subject to proration. See “Summary-Election and Allocation of Cash Consideration and Stock Consideration” on page 12, “Description of the Merger Agreement-Allocation Procedures and Proration” on page 67 and “Description of the Merger Agreement-Election and Exchange Procedures” on page 68 for a description of the election mechanics and the distribution of merger consideration.

Q:	If I am a SCB stockholder, what happens if I don’t make an election for cash or First Mid common stock by the election deadline?

A:	If you fail to make a proper election prior to the election deadline, you will be deemed to have made an election to receive stock consideration.

Q:	Will SCB stockholders receive stock certificates representing the shares of First Mid common stock that they receive as stock consideration?

A:
No. Stock consideration will be issued as book-entry shares of First Mid common stock. If you receive stock consideration in the merger and would prefer to hold your First Mid common stock in certificated form, following completion of the merger, you may request stock certificates from the Exchange Agent.

Q:	Is the merger consideration subject to adjustment?

A:
In addition to being subject to proration, including if more than 67.5% of the shares of SCB common stock elect to be exchanged for First Mid common stock, such that up to 81% of the shares of SCB common stock may elect to receive First Mid common stock, the merger consideration is subject to potential adjustment in four circumstances. First, if the consolidated balance sheet delivered by SCB to First Mid as of the last day of the month preceding the closing date of the merger, or as of three business days prior to the closing date of the merger if such date is more than three business days following the last day of the preceding month, reflects consolidated stockholders’ equity less than $71,161,583, for every $50,000 shortfall thereof, the cash consideration will be reduced by $0.216 per share. As of June 30, 2018, SCB’s consolidated stockholders’ equity as computed in accordance with generally accepted accounting principles (“GAAP”) was $71,253,538. As of the date of this proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $71,161,583. Second, if at any time during the five business day period commencing on the fifteenth business day immediately preceding the effective time of the merger, the average closing price of a share of First Mid common stock is less than $32.6248 and decreases by more than 15% in relation to the Nasdaq Bank Index, SCB will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section entitled “Description of the Merger Agreement-Merger Consideration and Special Cash Dividend” on page 63. Third, if, prior to the effective time, the number of shares of First Mid common stock are changed into a different number of shares or a different class of shares pursuant to any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, an appropriate and proportionate adjustment shall be made to the exchange ratio so as to provide the holders of SCB common stock with the same economic effect as contemplated by the merger agreement prior to such event. Fourth, if any of the foregoing adjustments to the exchange ratio would require First Mid to issue more than 19.9% of the issued and outstanding shares of First Mid common stock, as of June 12, 2018, as merger consideration and in connection with First Mid’s sale of 947,368 shares of First Mid common stock on June 15, 2018 to, in part, finance all or a portion of the cash consideration, First Mid shall have the right to adjust the ratio so that First Mid would not be required to issue more than 19.9% of its outstanding common stock and to increase the cash consideration to reflect, on a per share basis, the aggregate value of the total number of shares of First Mid common stock that otherwise would have been issuable pursuant to the terms of the merger agreement. As of the date of this proxy statement/prospectus, the parties are not aware of any facts or circumstances that would cause more than 19.9% of such amount of First Mid’s common stock to be issued as merger consideration when added to the shares sold on June 15, 2018.
Q:    What is the value of the per share merger consideration?

A:
The per share value of the merger consideration constituting cash is $307.93. The per share value of the merger consideration constituting First Mid common stock to be received by SCB stockholders will fluctuate as the market price of First Mid common stock fluctuates before the completion of the merger. This price will not be known at the time of the SCB special meeting and may be more or less than the current price of First Mid common stock or the price of First Mid common stock at the time of the special meeting. Based on the closing stock price of First Mid common stock on the Nasdaq Global Select Market on June 12, 2018, the trading day of the public announcement of the merger, of $39.69, the implied value of the per share merger consideration constituting First Mid common stock was $318.42. Based on the closing stock price of First Mid common stock on the Nasdaq Global Select Market on [•], 2018, the latest practicable date before the mailing of this proxy statement/prospectus, of $[•], the value of the per share merger consideration constituting First Mid common stock was between $[•], if 67.5% of shares of SCB common stock elect stock consideration, and $[•], if up to 81% of shares of SCB common stock elect stock consideration. We urge you to obtain current market quotations for shares of First Mid common stock.

Q:    How will SCB stock options be treated in the merger?

A:
SCB’s outstanding stock options will be fully vested upon the effective time of the merger, and all outstanding SCB stock options that are unexercised prior to the effective time of the merger will be automatically cancelled and the holder of such SCB stock option will receive a cash payment (without interest) equal to the product of (a) the excess, if any, of $307.93 over the exercise price per share of such SCB stock option, as such exercise price per share is reduced immediately prior to closing by an amount equal to the special cash dividend per share amount of approximately $108.50, and (b) the number of shares of SCB common stock issuable upon exercise of such SCB stock option (we refer to this amount as the “option consideration”). As of the effective time of the merger, all SCB stock options, whether or not vested or exercisable, will no longer be outstanding and shall automatically cease to exist, and the holder of SCB stock options will cease to have any rights with respect to such SCB stock option, except the right to receive the option consideration; provided that, if the exercise price of such SCB stock option, as reduced immediately prior to closing by an amount equal to the special cash dividend per share amount, is equal to or greater than $307.93, such SCB stock option shall be cancelled without any payment of option consideration being made. The option consideration will be paid in cash and will not be subject to proration.

Q:    Why do SCB and First Mid want to engage in the merger?

A:
SCB believes that the merger will provide SCB stockholders with substantial benefits, and First Mid believes that the merger will further its strategic growth plans. To review the reasons for the merger in more detail, see “The Merger-SCB’s reasons for the merger and recommendation of the board of directors” on page 38 and “The Merger-First Mid’s reasons for the merger” on page 51.

Q:	In addition to approving the merger agreement, what else are SCB stockholders being asked to vote on?

A:
In addition to the merger agreement and the transactions contemplated therein, SCB is also soliciting proxies from holders of its common stock with respect to a proposal to adjourn the SCB special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. Completion of the merger is not conditioned upon approval of the SCB adjournment proposal.

Q:	What does the SCB board of directors recommend?

A:
SCB’s board of directors has determined that the merger agreement and the transactions contemplated therein are in the best interests of SCB and its stockholders. SCB’s board of directors unanimously recommends that you vote “FOR” the approval of the merger agreement and the transactions contemplated therein, and “FOR” the approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. To review the reasons for the merger in more detail, see “The Merger-SCB’s reasons for the merger and recommendation of the board of directors” on page 38.

Q:	Do any of SCB’s executive officers or directors have interests in the merger that may differ from those of the SCB stockholders?

A:
The interests of some of the directors and executive officers of SCB may be different from those of SCB stockholders, and the directors and officers of SCB may be participants in arrangements that are different from, or are in addition to, those of SCB stockholders. The members of the SCB’s board of directors knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that SCB’s common stockholders vote in favor of adopting the merger agreement. See “The Merger-Interests of certain persons in the merger” on page 53.

Q:	What vote is required to approve each proposal at the SCB special meeting?

A:
Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of SCB common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the proposal to approve the merger agreement. Approval of the SCB proposal to adjourn the special meeting requires the affirmative vote of a majority of the shares of SCB common stock present in person or represented by proxy and entitled to vote on the adjournment. Abstentions will have the same effect as a vote against the proposal to adjourn the special meeting, while shares not voted and broker non-votes will have no effect on the outcome of the proposal to adjourn the special meeting.

Q:	Why is my vote important?

A:
The merger cannot be completed unless the merger agreement is approved by SCB stockholders. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your broker, bank or other fiduciary with voting instructions, as applicable, this will have the same effect as a vote against the approval of the merger agreement. The board of directors of SCB unanimously recommends that SCB’s stockholders vote for “FOR” the proposal to approve the merger agreement.

Q:    What do I need to do now? How do I vote?

A:
You may vote at the special meeting if you own shares of SCB common stock of record at the close of business on the record date for the special meeting, [•], 2018. Please review the instructions for each of your voting options described on your proxy form. After you have carefully read and considered the information contained in this proxy statement/prospectus, please vote or submit your proxy to vote by a method described on your proxy form. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting. If you do not vote by proxy and do not vote at the special meeting, this will make it more difficult to achieve a quorum for the meeting.

Q:	If my shares of common stock are held in “street name” by my broker, bank or other fiduciary, will my broker, bank or other fiduciary automatically vote my shares for me?

A:
No. Your broker, bank or other fiduciary cannot vote your shares without instructions from you. If your shares are held in “street name” through a broker, bank or other fiduciary, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the broker, bank or other fiduciary. You may not vote shares held in street name by returning a proxy form directly to SCB, or by voting in person at the SCB special meeting, unless you provide a “legal proxy,” which you must obtain from your broker, bank or other fiduciary. Further, brokers, banks or other fiduciaries who hold shares of SCB common stock on behalf of their customers may not give a proxy to SCB to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other fiduciaries do not have discretionary voting power on these matters. Failure to instruct your broker, bank or other fiduciary how to vote will have the same effect as a vote against adoption of the merger agreement.

Q:    How will my proxy be voted?

A:
If you properly submit your proxy to vote by a method described on your proxy form, your proxy will be voted in accordance with your instructions. If you sign, date and send in your proxy form, but you do not indicate how you want to vote, your proxy will be voted “FOR” approval of the merger agreement and the other proposals in the notice of the special meeting of the stockholders for SCB, as appropriate.

Q:    Can I revoke my proxy and change my vote?

A:
You may change your vote or revoke your proxy prior to the special meeting by filing with the corporate secretary of SCB, as appropriate, a duly executed revocation of proxy or submitting a new proxy with a later date. You may also revoke a prior proxy by voting in person at the applicable special meeting.

Q:	Are there risks I should consider in deciding to vote on the approval of the merger agreement?

A:
Yes, in evaluating the merger agreement and the transactions contemplated therein, you should read this proxy statement/prospectus carefully, including the factors discussed in the section titled “Risk Factors” beginning on page 18.

Q:	What if I oppose the merger? Do I have dissenters’ rights?

A:
SCB stockholders may assert appraisal rights (also referred to as dissenters’ rights) in connection with the merger and, upon complying with the requirements of the Illinois Business Corporation Act (which we refer to as the “IBCA”), receive cash in the amount of the “fair value” of their shares of SCB common stock instead of the merger consideration. This “fair value” could be more than the merger consideration but could also be less. See “The Merger-SCB stockholder dissenters’ rights.” A copy of the applicable section of the IBCA is attached as Appendix B to this document.

Q:	What are the material tax consequences of the merger to U.S. holders of SCB Common Stock?

A:
Each of Schiff Hardin LLP and Barack Ferrazzano Kirschbaum & Nagelberg LLP have delivered opinions, dated August 8, 2018, to the effect that the merger qualifies as a “reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Internal Revenue Code”). In addition, the completion of the merger is conditioned on receipt of a tax opinion from each of Schiff Hardin LLP and Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated as of the closing date, to the same effect as the opinions described in the preceding sentence. However, neither SCB nor First Mid has requested or received a ruling from the Internal Revenue Service that the merger will qualify as a reorganization. The U.S. federal income tax consequences of the merger to a SCB stockholder will depend on the relative mix of cash and First Mid common stock received by such SCB stockholder. SCB stockholders should not recognize any gain or loss for U.S. federal income tax purposes if they exchange their SCB shares solely for shares of First Mid common stock in the merger, except with respect to cash received in lieu of fractional shares of First Mid common stock. SCB stockholders will recognize gain or loss if they exchange their SCB shares solely for cash in the merger. SCB stockholders will recognize gain, but not loss, if they exchange their SCB shares for a combination of First Mid common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the merger. The tax consequence of the merger to each SCB stockholder will depend on such SCB stockholder’s own situation. You should consult with your tax advisor for the specific tax consequences of the merger to you. See “Material U.S. Federal Income Tax Consequences of the Merger and Special Cash Dividend” on page 58.

Q:	What are the material tax consequences of the special cash dividend to U.S. holders of SCB Common Stock?

A:
Although the matter is not free from doubt and no ruling will be obtained from the Internal Revenue Service in this respect, SCB intends to take the position (and this discussion assumes) that the special cash dividend will be treated as a dividend for U.S. income tax purposes and not as cash consideration received pursuant to the merger. See “Material U.S. Federal Income Tax Consequences of the Merger and Special Cash Dividend” on page 58.

Q:    When and where is the SCB special meeting?

A:	The SCB special meeting will take place on [•], 2018, at [•] local time, at [•].
Q:    Who may attend the SCB special meeting?

A:
Only SCB stockholders on the record date, which is [•], 2018, may attend the special meeting. If you are a stockholder of record, you will need to present the proxy form that you received or another proof of identification in order to be admitted into the meeting.

Q:    Where should I send my SCB stock certificates?

A:
An election form and letter of transmittal will be sent to you under separate cover as soon as practicable after the mailing of this proxy statement/prospectus but in no event later than two weeks thereof. After you have completed and signed the election form, please send the election form and your SCB stock certificates to the exchange agent for the merger, Computershare Trust Company, N.A. (who we refer to as the “exchange agent”), in the envelope provided with the election form. Do not send your stock certificates to First Mid or SCB.

Q:    Whom may I contact if I cannot locate my SCB stock certificate(s)?

A:
If you are unable to locate your original SCB stock certificate(s), you should promptly contact Susan Seitz at SCB at (217) 429-8741 to find out how to replace your missing or lost stock certificates. If you hold your shares in certificate form, please confirm that you have all of your certificates so they can be delivered in a timely manner once the merger is approved.

Q:	What should I do if I hold my shares of SCB common stock in book-entry form?

A:	You should follow the instructions set forth in the election form which will be sent to you under separate cover at a later date with respect to shares of SCB common stock held in book-entry form.

Q:    What should I do if I receive more than one set of voting materials?

A:
SCB stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy forms or voting instruction cards. For example, if you hold shares of SCB common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If your shares of SCB common stock are registered in more than one name, you may receive more than one proxy form. All joint owners must sign the proxy form. Please complete, sign, date and return each proxy form and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of SCB common stock that you own.

Q:    When is the merger expected to be completed?

A:
We will try to complete the merger as soon as reasonably possible. Before that happens, the merger agreement must be approved by stockholders of SCB and we must obtain the necessary regulatory approvals. Assuming SCB stockholders vote to approve the merger and adopt the merger agreement and we obtain the other necessary approvals and satisfaction or waiver of the other conditions to the closing described in the merger agreement, we expect to complete the merger in late 2018. See “Description of the Merger Agreement-Conditions to completion of the merger” on page 74.

Q:    Is completion of the merger subject to any conditions besides stockholder approval?

A:
Yes. The transaction must receive the required regulatory approvals and there are other standard closing conditions that must be satisfied. See “Description of the Merger Agreement-Conditions to completion of the merger” on page 74.

Q:    What happens if the merger is not completed?

A:
Neither SCB nor First Mid can assure you of when or if the merger will be completed. If the merger is not completed, SCB stockholders will not receive any consideration for their shares of SCB common stock and will continue to be holders of SCB common stock. Each of SCB and First Mid will remain independent companies. Under certain circumstances, SCB may be required to pay First Mid a fee with respect to the termination of the merger agreement, as described under “Description of the Merger Agreement-Termination fee” on page 77.

Q:    Who can answer my other questions?

A:
If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact Gretchen K. Murphy, Senior Vice President, at (217) 421-9621.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger more fully, you should read this entire proxy statement/prospectus carefully, including the appendices and the documents referred to or incorporated in this proxy statement/prospectus. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. See “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 87 and 86, respectively.
Information about First Mid and SCB

First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
Telephone: (217) 258-0463

First Mid-Illinois Bancshares, Inc. is a Delaware corporation and registered financial holding company. First Mid is engaged in the business of banking its wholly owned subsidiaries, First Mid Bank & Trust, N.A., a nationally chartered commercial bank headquartered in Mattoon, Illinois and formerly known as First Mid-Illinois Bank & Trust, N.A. (“First Mid Bank”), and First Bank & Trust, IL, an Illinois chartered bank, which was acquired by First Mid on May 1, 2018 and is expected to be merged with and into First Mid Bank in the third quarter of 2018. First Mid provides data processing services to affiliates through another wholly-owned subsidiary, Mid-Illinois Data Services, Inc. First Mid offers insurance products and services to customers through its wholly-owned subsidiary, The Checkley Agency, Inc. doing business as First Mid Insurance Group. First Mid also wholly owns four statutory business trusts, First Mid-Illinois Statutory Trust I, First Mid-Illinois Statutory Trust II, Clover Leaf Statutory Trust I, and FBTC Statutory Trust I, each of which is an unconsolidated subsidiary of First Mid.
As of June 30, 2018, First Mid had total assets of approximately $3.4 billion, total gross loans, including loans held for sale, of approximately $2.4 billion, total deposits of approximately $2.7 billion and total stockholders’ equity of approximately $411.3 million.
Merger Sub is an Illinois limited liability company and a wholly-owned subsidiary of First Mid formed on June 1, 2018, for the purpose of effecting the merger, pursuant to the merger agreement.
First Mid common stock is traded on the Nasdaq Global Select Market under the ticker symbol “FMBH.”

SCB Bancorp, Inc.
455 North Main Street
Decatur, Illinois 62523
(217) 421-9621

SCB, headquartered in Decatur, Illinois, is an Illinois corporation and a privately-held, $438 million asset bank holding company for Soy Capital Bank and Trust Company (“Soy Capital Bank”), which provides community banking services primarily in Macon, McLean, Kankakee, Peoria, Champaign, and surrounding counties.  In addition, it operates an insurance division under the name J.L. Hubbard Insurance and Bonds and is the largest farm management company in the state of Illinois with approximately 248,000 acres under management.
As of June 30, 2018, SCB had total assets of approximately $476,055,139.00 total gross loans, including loans held for sale, of approximately $255,932,813.00, total deposits of approximately $363,187,985.00 and total stockholders’ equity of approximately $71,253,538.00.
SCB’s common stock is not traded on any established public trading market.

The merger and the merger agreement (See page 63)

First Mid’s acquisition of SCB is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, SCB will merge with and into a wholly-owned subsidiary of First Mid with First Mid’s subsidiary as the surviving company. After the consummation of the merger, Soy Capital Bank will be a wholly-owned subsidiary of First Mid. At a date following the completion of the merger, First Mid intends to merge Soy Capital Bank with and into First Mid Bank, with First Mid Bank as the surviving bank. At such time, Soy Capital Bank’s banking offices will become banking offices of First Mid Bank. Until the banks are merged, First Mid will own and operate Soy Capital Bank and First Mid Bank as separate bank subsidiaries.
The merger agreement is included as Appendix A to this proxy statement/prospectus and is incorporated by reference herein. We urge you to read the merger agreement carefully and fully, as it is the legal document that governs the merger.
What SCB stockholders will receive as consideration in the merger (See page 63)

If the merger is completed, each share of SCB common stock issued and outstanding immediately prior to the effective time of the merger (other than shares owned by SCB as treasury stock and any dissenting shares) will be converted into the right to receive (a) $307.93 in cash or (b) 8.0228 of First Mid common stock, subject to certain adjustments and proration, as set forth in the merger agreement. Based on the closing price of First Mid’s common stock of $39.69 on June 12, 2018, and the 225,825 shares of SCB common stock, and 920 shares of SCB common stock able to be acquired pursuant to an outstanding debenture, outstanding as of June 12, 2018, the date of the merger agreement, and assuming approximately 1,875 equity award equivalent shares (which are shares of SCB common stock underlying the 3,672 outstanding SCB stock options being cashed out at the closing of the merger), assuming that 67.5% of these shares and equity award equivalent shares will be converted into stock consideration, and assuming no proration or adjustments to the merger consideration, SCB stockholders are expected to receive total aggregate merger consideration from First Mid of approximately $72 million, consisting of 32.5% cash and 67.5% First Mid common stock, subject to receipt of cash in lieu of fractional shares, plus the $25 million special cash dividend paid by SCB, for total aggregate merger consideration of approximately $97 million. Only whole shares of First Mid common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares in an amount, rounded to the nearest whole cent, determined by multiplying the Closing First Mid Common Stock Price by the fractional share of First Mid Common Stock to which such former holder would otherwise be entitled. Shares of SCB common stock held by SCB stockholders who elect to exercise their dissenters’ rights will not be converted into merger consideration.
Special cash dividend to be received by SCB stockholders (See page 63)

Immediately prior to the closing of the merger, SCB will pay a special cash dividend to its stockholders in the aggregate amount of $25 million (which we refer to as the “special cash dividend”). We use the term “special cash dividend per share amount” to mean the portion of the special cash dividend payable with respect to each share of SCB common stock issued and outstanding immediately prior to the closing of the merger which will be approximately $108.50 per share and is calculated by dividing (i) $25 million by (ii) a sum equal to (A) the number of shares of SCB common stock issued and outstanding immediately prior to the closing of the merger, plus (B) the number of SCB stock options issued and outstanding immediately prior to the closing of the merger, plus (C) the 920 shares of SCB common stock that may be acquired pursuant to an outstanding debenture. Assuming 226,745 shares of SCB common stock, and 3,672 options to purchase shares of SCB common stock, in each case outstanding as of immediately prior to the closing, this will result in each share of SCB common stock receiving approximately $108.50 in cash in the form of the special cash dividend, and the exercise price for each option to acquire shares of SCB common stock being reduced by approximately $108.50 as a result of the special cash dividend.

Potential adjustment of merger consideration (See page 67)

In addition to being subject to proration, including if more than 67.5% of the shares of SCB common stock elect to be exchanged for First Mid common stock, such that up to 81% of the shares of SCB common stock may elect to receive First Mid common stock, the merger consideration is subject to potential adjustment in four circumstances. First, if the consolidated balance sheet delivered by SCB to First Mid as of the last day of the month preceding the closing date of the merger, or as of three business days prior to the closing date of the merger if such date is more than three business days following the last day of the preceding month, reflects consolidated stockholders’ equity less than $71,161,583 (as computed and adjusted in accordance with the merger agreement), for every $50,000 shortfall thereof, the cash consideration will be reduced by $0.216 per share. As of June 30, 2018, SCB’s consolidated stockholders’ equity as computed in accordance with generally accepted accounting principles (“GAAP”) was $71,253,538. As of the date of this proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $71,161,583. Second, if at any time during the five business day period commencing on the fifteenth business day preceding the closing date of the merger, the average closing price of a share of First Mid common stock is less than $32.6248 and decreases by more than 15% in relation to the Nasdaq Bank Index, SCB will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section of the proxy statement/prospectus entitled “Description of the Merger Agreement-Merger Consideration and Special Cash Dividend”. Third, if, prior to the effective time, the number of shares of First Mid common stock are changed into a different number of shares or a different class of shares pursuant to any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, an appropriate and proportionate adjustment shall be made to the exchange ratio so as to provide the holders of SCB common stock with the same economic effect as contemplated by the merger agreement prior to such event. Fourth, if any of the foregoing adjustments to the exchange ratio would require First Mid to issue more than 19.9% of the issued and outstanding shares of First Mid common stock, as of June 12, 2018, as merger consideration and in connection with First Mid’s sale of 947,368 shares of First Mid common stock on June 15, 2018 to, in part, finance all or a portion of the cash consideration, First Mid shall have the right to adjust the ratio so that First Mid would not be required to issue more than 19.9% of its outstanding common stock and to increase the cash consideration to reflect, on a per share basis, the aggregate value of the total number of shares of First Mid common stock that otherwise would have been issuable pursuant to the terms of the merger agreement. As of the date of this proxy statement/prospectus, the parties are not aware of any facts or circumstances that would cause more than 19.9% of such amount of First Mid’s common stock to be issued as merger consideration when added to the shares sold on June 15, 2018.
Treatment of SCB stock options (See page 66)
SCB’s outstanding stock options will be fully vested upon the effective time of the merger, and all outstanding SCB stock options that are unexercised prior to the effective time of the merger will be automatically cancelled and the holder of such SCB stock option will receive a cash payment (without interest) equal to the product of (a) the excess, if any, of $307.93 over the exercise price per share of such SCB stock option, as such exercise price per share is reduced immediately prior to closing by an amount equal to the special cash dividend per share amount, and (b) the number of shares of SCB common stock issuable upon exercise of such SCB stock option (we refer to this amount as the “option consideration”). As of the effective time of the merger, all SCB stock options, whether or not vested or exercisable, will no longer be outstanding and shall automatically cease to exist, and the holder of SCB stock options will cease to have any rights with respect to such SCB stock option, except the right to receive the option consideration; provided that, if the exercise price of such SCB stock option, as reduced immediately prior to closing by an amount equal to the special cash dividend per share amount, is equal to or greater than $307.93, such SCB stock option shall be cancelled without any payment of option consideration being made. The option consideration will be paid in cash and will not be subject to proration. We use the term “equity award equivalent shares” to refer to the number of shares equal to (x) the aggregate amount of the option consideration, divided by (y) $307.93.

Election and allocation of cash consideration and stock consideration (See page 68)
SCB stockholders are offered the opportunity to elect to receive their merger consideration in the form of cash or First Mid common stock for each share of SCB common stock that they hold. We refer to each share for which a stock election has been made as a “stock electing share” and each share for which a cash election has been made as a “cash electing share.” SCB stockholders who wish to make an election must complete the election form which is being sent to you under separate cover as soon as practicable after the mailing of this proxy statement/prospectus but in no event later than two weeks thereof. For an election to be valid, a properly executed election form must be received by the exchange agent before the election deadline, which is 5:00 p.m., Chicago time, on the fifth business day prior to the effective time of the merger.
Because the cash consideration and the stock consideration to be paid in the merger are limited, SCB stockholders may actually receive an amount of cash and/or number of shares of First Mid common stock that is different from what they elect to receive. The amount of cash and/or number of shares received by each SCB stockholder will depend on, among other factors:

•	The number of equity award equivalent shares immediately prior to the merger;

•	The number of stock-electing shares;

•	The number of cash-electing shares; and

•	Any adjustment to the merger consideration pursuant to the merger agreement.

All equity award equivalent shares will receive cash consideration at the time of the merger and will not be subject to proration.
Material U.S. federal income tax consequences of the merger and the special cash dividend (See page 58)
The U.S. federal income tax consequences of the merger to a SCB stockholder will depend on the relative mix of cash and First Mid common stock received by such SCB stockholder. SCB stockholders should not recognize any gain or loss for U.S. federal income tax purposes if they exchange their SCB shares solely for shares of First Mid common stock in the merger, except with respect to cash received in lieu of fractional shares of First Mid common stock. SCB stockholders will recognize gain or loss if they exchange their SCB shares solely for cash in the merger. SCB stockholders will recognize gain, but not loss, if they exchange their SCB shares for a combination of First Mid common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the merger. The tax consequences of the merger to each SCB stockholder will depend on such SCB stockholder’s own situation. SCB stockholders should consult with their own tax advisors for a full understanding of the tax consequences of the merger to them. Each of Schiff Hardin LLP and Barack Ferrazzano Kirschbaum & Nagelberg LLP have delivered tax opinions, dated August 8, 2018, to the effect that the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code. In addition, the completion of the merger is conditioned on receipt of a tax opinion from each of Schiff Hardin LLP and Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated the closing date, to the same effect as the opinions described in the preceding sentence. The opinions will not bind the Internal Revenue Service, which could take a different view.
Although the matter is not free from doubt and no ruling will be obtained from the Internal Revenue Service in this respect, SCB intends to take the position (and this discussion assumes) that the special cash dividend will be treated as a dividend for U.S. federal income tax purposes and not as cash consideration received pursuant to the merger.
See “Material U.S. Federal Income Tax Consequences of the Merger and Special Cash Dividend” for a more detailed discussion of the tax consequences of the merger and special cash dividend.

Opinion of financial advisor to SCB (See page 40)

At the June 11, 2018, meeting of the SCB board of directors, a representative of Piper Jaffray & Co. (which we refer to as “Piper Jaffray”) rendered Piper Jaffray’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the SCB board of directors, dated June 11, 2018, as to the fairness, as of such date, from a financial point of view, to the holders of SCB’s outstanding common stock of the aggregate consideration to be received by such holders pursuant to the merger, after giving effect to the payment of the special cash dividend, and based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.
The full text of the written opinion of Piper Jaffray, dated June 11, 2018, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix D to this document. Piper Jaffray provided its opinion for the information and assistance of the SCB board of directors (solely in its capacity as such) in connection with and for the purposes of its consideration of the merger and its opinion only addresses whether the aggregate consideration to be received by the holders of the common stock pursuant to the merger, after giving effect to the payment of the special cash dividend, was fair, from a financial point of view, to such holders. The opinion of Piper Jaffray did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Piper Jaffray opinion does not constitute a recommendation to the SCB board of directors or any holder of SCB common stock as to how the board of directors, such stockholder or any other person should act, vote or make any election with respect to the merger agreement, the merger, the form of merger consideration or any other matter.
SCB’s reasons for the merger; board recommendation to SCB’s stockholders (See page 38)

SCB’s board of directors believes that the merger agreement and the transactions contemplated therein are in the best interests of SCB and its stockholders. SCB’s board of directors unanimously recommends that SCB stockholders vote “FOR” the proposal to approve the merger agreement and “FOR” adjournment of the SCB special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger agreement. See the section entitled “The Merger-SCB’s reasons for the merger and recommendation of the board of directors” beginning on page 38 of this proxy statement/prospectus.
Interests of officers and directors of SCB in the merger may be different from, or in addition to, yours (See page 53)

The interests of some of the directors and executive officers of SCB may be different from those of SCB stockholders, and the directors and officers of SCB may be participants in arrangements that are different from, or are in addition to, those of SCB stockholders. The members of the SCB board of directors knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that SCB’s common stockholders vote in favor of adopting the merger agreement. See “The Merger-Interests of certain persons in the merger” on page 53.
SCB stockholders will have dissenters’ rights in connection with the merger (See page 56)
SCB stockholders may assert dissenters’ rights in connection with the merger and, upon complying with the requirements of the IBCA, receive cash in the amount of the “fair value” of their shares of SCB common stock instead of the merger consideration. This “fair value” could be more than the merger consideration but could also be less. See “The Merger-SCB stockholder dissenters’ rights” on page 56.
A copy of the applicable sections of the IBCA is attached as Appendix B to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

The merger and the performance of the combined company are subject to a number of risks (See page 18)

There are a number of risks relating to the merger and to the businesses of First Mid, SCB and the combined company following the merger. See the “Risk Factors” beginning on page 18 of this proxy statement/prospectus for a discussion of these and other risks relating to the merger. You should also consider the other information in this proxy statement/prospectus and the documents First Mid has filed with the SEC and which are incorporated by reference into this proxy statement/prospectus. See “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 87 and 86, respectively, of this proxy statement/prospectus.
SCB stockholder approval will be required to complete the merger and approve the other proposals set forth in the notice (See page 31)

Approval by SCB’s stockholders at SCB’s special meeting of stockholders on [], 2018 is required to complete the merger. The presence, in person or by proxy, of a majority of the shares of SCB common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of SCB common stock outstanding on the record date entitles its holder to one vote on the merger agreement and any other proposal listed in the notice. Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of SCB common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the merger proposal. Approval of the proposal to adjourn the special meeting requires the affirmative vote of a majority of the shares of SCB common stock present in person or represented by proxy and entitled to vote. Abstentions will have the same effect as a vote against the proposal to adjourn the special meeting, while shares not voted and broker non-votes will have no effect on the outcome of the proposal to adjourn the special meeting. As of the record date of [], 2018, SCB directors and executive officers held approximately []% of the outstanding shares of SCB common stock entitled to vote at the special meeting.
Completion of the merger is subject to regulatory approvals (See page 53)

The merger cannot proceed without obtaining all requisite regulatory approvals. First Mid and SCB have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of First Mid and SCB is subject to prior approval of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve”) and the Illinois Department of Financial and Professional Regulation (which we refer to as the “IDFPR”). First Mid submitted applications with the Federal Reserve and the IDFPR on July 31, 2018, seeking the necessary approvals. The merger may not be consummated until at least 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.
At a date following the completion of the merger, First Mid intends to merge Soy Capital Bank with and into First Mid Bank, with First Mid Bank as the surviving bank. The bank merger will be subject to approval by the Office of the Comptroller of the Currency (which we refer to as the “OCC”). First Mid intends to file an application with the OCC seeking this approval in the near future.
While First Mid knows of no reason why the approval of any of the applications would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to consummate the merger and the bank merger will be obtained or obtained in a timely manner.
Conditions to the merger (See page 74)

Closing Conditions for the Benefit of First Mid. First Mid’s obligations to close the merger are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of SCB in the merger agreement as of the closing date of the merger, except as otherwise set forth in the merger agreement;

•	performance by SCB in all material respects of its obligations under the merger agreement;

•	approval of the merger agreement and the transactions contemplated therein at the meeting of SCB stockholders;

•	execution and delivery of the articles of merger, in form suitable for filing with the Illinois Secretary of State;

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt of all necessary regulatory approvals;

•
the registration statement, of which this proxy statement/prospectus is a part, concerning First Mid common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•
receipt of a certificate signed on behalf of SCB certifying (i) the accuracy of the representations and warranties of SCB in the merger agreement and (ii) performance by SCB in all material respects of its obligations under the merger agreement;

•
receipt of a tax opinion from its tax counsel that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of First Mid and SCB will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•
no material adverse change in SCB or business conduct by SCB outside of the ordinary course of business of SCB, except as required under the merger agreement, or inconsistent with prudent banking practices since June 12, 2018.

Closing Conditions for the Benefit of SCB. SCB’s obligations to close the merger are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of First Mid and Merger Sub in the merger agreement as of the closing date of the merger, except as otherwise set forth in the merger agreement;

•	performance by each of First Mid and Merger Sub in all material respects of its respective obligations under the merger agreement;

•	approval of the merger agreement and the transactions contemplated therein at the meeting of SCB stockholders;

•	execution and delivery of the articles of merger, in form suitable for filing with the Illinois Secretary of State;

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt of all necessary regulatory approvals;

•
the registration statement, of which this proxy statement/prospectus is a part, concerning First Mid common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•
receipt of a certificate signed on behalf of First Mid certifying (i) the accuracy of representations and warranties of First Mid and Merger Sub in the merger agreement and (ii) performance by each of First Mid and Merger Sub in all material respects of its respective obligations under the merger agreement;

•
receipt of a tax opinion from its tax advisor that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of First Mid and SCB will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	no material adverse change in First Mid since June 12, 2018.

How the merger agreement may be terminated by First Mid and SCB (See page 75)

First Mid and SCB may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either First Mid or SCB may terminate the merger agreement as follows:

•
any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or issued a final nonappealable order that has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger, or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority, provided that such right to terminate is not available to a party whose failure to perform or observe the covenants of the merger agreement has been the cause of the denial or withdrawal of regulatory approval;

•
the merger is not completed by March 12, 2019 (which we refer to as the “outside date”), provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has resulted in the failure of the merger to be completed before such date;

•	approval of the SCB stockholders necessary for the merger is not obtained; or

•	any state or federal law, rule or regulation is adopted or issued and becomes effective and has the effect of prohibiting the merger.

In addition, SCB may terminate the merger agreement as follows:

•
if SCB is not in material breach of the merger agreement, and any of the representations or warranties of First Mid are or become untrue or inaccurate such that the conditions set forth in the merger agreement would not be satisfied or there has been a breach by First Mid of any of its covenants or agreements in the merger agreement causes it to fail to perform in all material respects all agreements required to be performed by it under the merger agreement, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of two business days before the outside date or thirty days after notice to First Mid from SCB;

•
prior to SCB’s meeting of stockholders, in order to enter into an agreement with respect to an unsolicited superior proposal from a third party, provided that First Mid be provided with an opportunity, pursuant to procedures set forth in the merger agreement, to make an offer that is more favorable to the SCB stockholders, and further provided that the termination fee is paid by SCB to First Mid; or

•
if at any time during the five business day period commencing on the fifteenth business day immediately preceding the effective time of the merger, the average closing price of a share of First Mid common stock is less than $32.6248 and decreases by more than 15% in relation to the Nasdaq Bank Index, SCB will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section entitled “The Merger Agreement-Merger Consideration.”

In addition, First Mid may terminate the merger agreement as follows:

•
if First Mid is not in material breach of the merger agreement, and any of the representations or warranties of SCB are or become untrue or inaccurate such that the conditions set forth in the merger agreement would not be satisfied or there has been a breach by SCB of any of its covenants or agreements in the merger agreement causes it to fail to perform in all material respects all agreements required to be performed by it under the merger agreement, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of two business days before the outside date or thirty days after notice to SCB from First Mid; or

•
prior to SCB’s stockholders meeting if SCB’s board of directors (i) approves or recommends, or proposes publicly to approve or recommend, any acquisition of SCB by a third-party, and/or permits SCB to enter into an acquisition agreement with a third party or (ii) recommends that the stockholders of SCB tender their shares of SCB common stock in an tender offer or exchange offer for SCB common stock has commenced (other than by First Mid or its affiliates) or fails to recommend rejection of such offer within ten business days after its commencement.

A termination fee may be payable by SCB under some circumstances (See page 77)

SCB has agreed to pay First Mid a termination fee of $2,850,000 if the merger agreement is terminated under certain circumstances, including if First Mid terminates the merger agreement because SCB breaches its covenant not to solicit an acquisition proposal from a third party or if SCB terminates the merger agreement in order to enter into an agreement for a superior proposal.
Voting agreement (See page 69)

On June 12, 2018, the directors of SCB agreed to vote all of their shares of SCB common stock in favor of the merger agreement at the special meeting of SCB stockholders. The voting agreement covers 17,792 shares of SCB common stock, constituting approximately 7.8% of SCB’s outstanding shares of common stock as of June 12, 2018. This voting agreement terminates if the merger agreement is terminated in accordance with its terms. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Appendix C.
Accounting treatment of the merger (See page 52)

For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”).
Certain differences in First Mid stockholder rights and SCB stockholder rights (See page 81)

Because they will receive First Mid common stock, SCB stockholders will become First Mid stockholders as a result of the merger. Their rights as stockholders after the merger will be governed by First Mid’s certificate of incorporation and bylaws. The rights of First Mid stockholders are different in certain respects from the rights of SCB’s stockholders. The material differences are described later in this proxy statement/prospectus.
Management of First Mid after the merger (See page 77)

The First Mid executive officers will remain the same following the merger. Although not required by the merger agreement, and subject to analysis of compliance with applicable corporate governance, Nasdaq and SEC requirements and rules, the First Mid board of directors is currently contemplating appointing Robert C. Smith, who currently serves as the President of SCB and as a member of the SCB board of directors, to serve on the First Mid board of directors at some time following his retirement which is anticipated to occur on or about December 31, 2018. No formal action has been taken by the First Mid board of directors with respect to such currently contemplated appointment. SCB will be merged with and into Merger Sub, the sole member of which is First Mid.
First Mid shares will be listed on Nasdaq (See page 77)

The shares of First Mid common stock to be issued pursuant to the merger will be listed on the Nasdaq Global Select Market under the symbol “FMBH.”

Risk Factors (See page 18)

You should consider all the information contained or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented. In particular, you should consider the factors described under “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FIRST MID

The following table summarizes selected historical consolidated financial data of First Mid for the periods and as of the dates indicated. This information has been derived from First Mid’s consolidated financial statements filed with the SEC. Historical financial data as of and for the six months ended June 30, 2018 and June 30, 2017 are unaudited and include, in management’s opinion, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of First Mid. You should not assume the results of operations for past periods and for the six months ended June 30, 2018 and June 30, 2017 indicate results for any future period.
You should read this information in conjunction with First Mid’s consolidated financial statements and related notes thereto included in First Mid’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended, and in First Mid’s Quarterly Report on Form 10-Q for the six months ended June 30, 2018, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” beginning on pages 87 and 86, respectively, of this proxy statement/prospectus.

	(Unaudited)
	As of and for six months
	ended June 30,		As of and for year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(in thousands, except per share data)
Results of Operations
Interest income	$55,289	$49,628	$99,555	$75,496	$59,251	$54,734	$53,459
Interest expense	4,640	2,903	6,482	4,292	3,499	3,252	3,535
Net interest income	50,649	46,725	93,073	71,204	55,752	51,482	49,924
Provision for loan losses	2,932	3,562	7,462	2,826	1,318	629	2,193
Net interest income after provision for loan losses	47,717	43,163	85,611	68,378	54,434	50,853	47,731
Other income	15,848	15,465	30,336	26,912	20,544	18,369	19,341
Other expense	39,170	37,157	74,221	61,510	49,248	44,507	43,504
Income before income taxes	24,395	21,471	41,726	33,780	25,730	24,715	23,568
Income taxes	5,968	7,007	15,042	11,940	9,218	9,254	8,846
Net income	18,427	14,464	26,684	21,840	16,512	15,461	14,722
Preferred stock dividends	—	—	—	825	2,200	4,152	4,417
Net income available to common stockholders	18,427	14,464	26,684	21,015	14,312	11,309	10,305
Balance Sheet Items
Total assets	$3,369,473	$2,825,304	$2,841,539	$2,884,535	$2,114,499	$1,607,103	$1,605,498
Total gross loans, including loans held for sale	2,376,683	18,256,340	1,939,501	1,825,992	1,281,889	1,062,406	982,804
Deposits	2,670,864	2,289,406	2,274,639	2,329,887	1,732,568	1,272,077	1,287,616
Total liabilities	2,958,147	2,524,413	2,533,575	2,603,862	1,909,490	1,442,187	1,456,117
Stockholders' equity	411,326	300,891	307,964	280,673	205,009	164,916	149,381
Per Common Share Data
Basic earnings per common share	$1.38	$1.16	$2.13	$2.07	$1.84	$1.88	$1.74
Diluted earnings per common share	1.38	1.16	2.13	2.05	1.81	1.85	1.73
Common dividends declared	0.34	0.32	0.66	0.62	0.59	0.55	0.46
Tangible book value (1)	20.20	18.50	18.73	16.84	15.09	15.63	11.75
Performance Ratios
Return on average assets	1.23%	1.02%	0.94%	0.94%	0.91%	0.97%	0.94%
Return on average common equity	11.06%	9.96%	8.92%	9.30%	8.97%	10.34%	10.11%
Net interest margin	3.66%	3.58%	3.57%	3.28%	3.27%	3.43%	3.38%

(1) Total common equity less goodwill and intangible assets divided by shares outstanding as of period end.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

First Mid common stock trades on the Nasdaq Global Select Market under the symbol “FMBH”. The following table sets forth the high and low reported trading prices per share of First Mid common stock, and the cash dividends declared per share for the periods indicated since January 1, 2016.

	First Mid
	High	Low	Dividend Declared (per share)
For the calendar quarter ended:
2016
March 31, 2016	26.40	23.32	—
June 30, 2016	26.00	23.02	0.30
September 30, 2016	27.69	22.95	0.16
December 31, 2016	36.80	25.80	0.16

2017
March 31, 2017	35.17	28.37	—
June 30, 2017	37.78	31.73	0.32
September 30, 2017	38.76	31.05	—
December 31, 2017	42.03	35.30	0.34

2018
March 31, 2018	40.12	34.13	—
June 30, 2018	42.46	30.01	0.34

The following table sets forth the cash dividends declared per share for the semi annual periods indicated for SCB common stock.

Dividend Declared (per share)
For the semi-annual period ended:
2016
June 30, 2016	$2.60
December 31, 2016	$2.70

2017
June 30, 2017	$2.70
December 31, 2017	$2.80

2018
June 30, 2018	$2.80

The following table presents the closing price of First Mid common stock on June 12, 2018, the trading day of public announcement of the merger agreement, and [], 2018, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also sets forth the implied per share value of the merger consideration constituting First Mid common stock proposed for each share of SCB common stock as of the same two dates. This implied value was calculated by determining the value obtained by multiplying the closing sale price of First Mid common stock on the relevant date by the exchange ratio of 8.0228.

	First Mid Closing Price	Implied Per Share Value
June 12, 2018	$39.69	$318.42
[•], 2018	[•]	[•]

The outstanding shares of SCB common stock are privately held and are not traded on any established public trading market. The last transaction known by SCB’s management to occur prior to the date of this proxy statement/prospectus was [•], 2018 and the sale price was $[•] per share.
The above tables show only historical information and may not provide meaningful information to SCB stockholders in determining whether to approve the merger agreement. SCB stockholders are urged to obtain current market quotations for shares of First Mid common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement. The market price of First Mid common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of First Mid common stock before or after the effective time of the merger. Changes in the market price of First Mid common stock prior to the completion of the merger will affect the per share market value of the merger consideration constituting First Mid common stock that SCB stockholders will receive upon completion of the merger.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Special Note Regarding Forward-Looking Statements” beginning on page 28 you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” in the forepart of this proxy statement/prospectus and the sections of this proxy statement/prospectus entitled “Incorporation of Certain First Mid Documents by Reference” beginning on page 87 and “Where You Can Find More Information” beginning on page 86.
Risks Related to the Merger and First Mid’s Business Upon Completion of the Merger
The Value of the Merger Consideration that Constitutes First Mid Common Stock will Fluctuate Based on the Price of First Mid Common Stock.
The merger consideration that SCB stockholders will receive as First Mid common stock is a fixed number of shares of First Mid common stock; it is not a number of shares of First Mid common stock with a particular fixed market value. The market value of shares of First Mid common stock at the effective time of the merger may vary significantly from its value on the date the merger agreement was executed or at other dates, including the date on which SCB stockholders vote on the adoption of the merger agreement. The market price of First Mid’s common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding First Mid’s operations or business prospects, including market sentiment regarding First Mid’s entry into the merger agreement. These risks may be affected by, among other things:

•	operating results that vary from the expectations of First Mid management or of securities analysts and investors;

•	operating and securities price performance of companies that investors consider to be comparable to First Mid;

•	announcements of strategic developments, acquisitions, dispositions, financings, and other material events by First Mid or its competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Stock price changes may also result from a variety of other factors, many of which are outside of the control of First Mid, including changes in the business, operations or prospects of First Mid, regulatory considerations, and general business, market, industry or economic conditions. Accordingly, at the time of the SCB special meeting, SCB stockholders will not know or be able to calculate the market value of the First Mid common stock they would receive upon the completion of the merger.
SCB Stockholders May Receive a Form of Consideration Different from what they Elect.
Although each holder of SCB common stock may elect to receive as consideration only shares of First Mid common stock, only cash or a combination of First Mid common stock and cash, the pool of the aggregate cash and shares of First Mid common stock representing merger consideration for all SCB stockholders consists of a fixed range and, subject to the election and proration provisions in the merger agreement, no more than 32.5% of the outstanding shares of SCB common stock (treating equity award equivalent shares as outstanding and as electing and receiving cash consideration) will be exchanged for cash and no more than 81% of the outstanding shares of SCB common stock will be exchanged for First Mid common stock. As a result, if either the aggregate cash elections or stock elections exceed the applicable limitations, SCB stockholders who elect the consideration that exceeds the applicable limitation will receive some of their merger consideration in the form that they did not elect.

The Market Price of First Mid Common Stock after the Merger May be Affected by Factors Different from Those Affecting the Shares of SCB or First Mid Currently.
Upon completion of the merger, holders of SCB common stock will become holders of First Mid common stock. First Mid’s business differs in important respects from that of SCB and they currently operate in different markets. Accordingly, the results of operations of the combined company and the market price of First Mid common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of First Mid and SCB. For a discussion of the business and market of First Mid and of some important factors to consider in connection with its business, please see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Incorporation of Certain First Mid Documents by Reference.”
SCB Stockholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.
SCB stockholders currently have the right to vote in the election of the SCB board of directors and on other matters requiring stockholder approval under Illinois law and SCB’s articles of incorporation and bylaws. Upon the completion of the merger, each SCB stockholder will become a stockholder of First Mid with a percentage ownership of First Mid that is smaller than such stockholder’s percentage ownership of SCB. Additionally, although First Mid currently contemplates appointing Robert C. Smith, who currently serves as the President of SCB and as a member of the SCB board of directors, to serve on the First Mid board of directors at some time following his retirement which is anticipated to occur on or about December 31, 2018, it is not required to do so and there is no guarantee that any of the members of SCB’s board of directors will be members of the First Mid board of directors after completion of the merger. Based on the number of issued and outstanding shares of First Mid common stock and SCB common stock on June 12, 2018, plus the 947,368 shares of stock issued by First Mid on June 15, 2018, and the exchange ratio of 8.0228, and assuming no adjustment in the number of shares of First Mid common stock to be issued as merger consideration pursuant to the merger agreement, and depending on the percentage of SCB shares of common stock electing stock consideration, stockholders of SCB, as a group, will receive shares in the merger constituting between approximately 7.5% and 8.9% of First Mid’s issued and outstanding common stock immediately after the merger (without giving effect to any First Mid common stock held by SCB stockholders prior to the merger). Because of this, current SCB stockholders, as a group, will have less influence on the board of directors, management and policies of First Mid (as the combined company following the merger) than they now have on the board of directors, management and policies of SCB.
First Mid May Fail to Realize the Anticipated Benefits of the Merger.
First Mid and SCB have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend on, among other things, First Mid’s ability to combine the businesses of First Mid and SCB in a manner that permits growth opportunities, including, among other things, enhanced revenues and revenue synergies, an expanded market reach and operating efficiencies, and does not materially disrupt the existing customer relationships of First Mid or SCB nor result in decreased revenues due to any loss of customers. If First Mid is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could have an adverse effect on the surviving company’s business, financial condition, operating results and prospects.
Certain employees may not be employed by First Mid after the merger. In addition, employees that First Mid wishes to retain may elect to terminate their employment as a result of the merger, which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of First Mid’s or SCB’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect the ability of First Mid or SCB to maintain relationships with customers and employees or to achieve the anticipated benefits and cost savings of the merger.

Among the factors considered by the boards of directors of First Mid and SCB in connection with their respective approvals of the merger agreement were the benefits that could result from the merger. There can be no assurance that these benefits will be realized within the time periods contemplated or at all.
Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.
Before the transactions contemplated in the merger agreement can be completed, various approvals must be obtained from bank regulatory agencies and other governmental authorities. In deciding whether to grant antitrust or regulatory clearances, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay their receipt. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business. First Mid and SCB believe that the merger should not raise significant regulatory concerns and that First Mid will be able to obtain all requisite regulatory approvals in a timely manner. Despite the parties’ commitments to use their reasonable and diligent efforts to comply with conditions imposed by regulatory entities, under the terms of the merger agreement, First Mid and SCB will not be required to take actions that would reasonably be expected to materially restrict or burden First Mid following the merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the completion of the merger, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, neither First Mid nor SCB can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of the merger.
The Merger Agreement May Be Terminated in Accordance with Its Terms and the Merger May Not Be Completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, among other things: approval of the merger agreement and the transactions it contemplates by SCB stockholders, receipt of certain requisite regulatory approvals, absence of orders prohibiting completion of the merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement) and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval, or First Mid or SCB may elect to terminate the merger agreement in certain other circumstances.
Termination of the Merger Agreement could Negatively Impact First Mid.

First Mid has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the merger is not completed, First Mid would have to recognize these expenses without realizing the expected benefits of the merger and First Mid’s businesses may be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, the market price of First Mid’s common stock could decline to the extent that the market prices since the announcement of the merger reflect a market assumption that the merger will be completed.

Termination of the Merger Agreement Could Negatively Impact SCB.
If the merger is not completed for any reason, including as a result of SCB stockholders declining to approve the merger agreement, the ongoing business of SCB may be adversely impacted and, without realizing any of the anticipated benefits of completing the merger, SCB would be subject to a number of risks, including the following:

•	SCB may experience negative reactions from its customers, vendors and employees;

•	SCB will have incurred substantial expenses and will be required to pay certain costs relating to the merger, whether or not the merger is completed;

•
The merger agreement places certain restrictions on the conduct of SCB’s businesses prior to completion of the merger. Such restrictions, the waiver of which is subject to the consent of First Mid (not to be unreasonably withheld, conditioned or delayed), may prevent SCB from making certain acquisitions or taking certain other specified actions during the pendency of the merger; and

•
Matters relating to the merger (including integration planning) will require substantial commitments of time and resources by SCB management, which would otherwise have been devoted to other opportunities that may have been beneficial to SCB as an independent company.

If the merger agreement is terminated and the SCB board of directors seeks another merger or business combination, SCB stockholders cannot be certain that SCB will be able to find a party willing to offer equivalent or more attractive consideration than the consideration First Mid has agreed to provide in the merger, or that such other merger or business combination will be completed. Additionally, if the merger agreement is terminated and the SCB board of directors seeks another merger or business combination, under certain circumstances SCB may be required to pay First Mid a termination fee of $2,850,000.
SCB Will Be Subject to Business Uncertainties and Contractual Restrictions While the Merger Is Pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on SCB and, consequently, on First Mid. These uncertainties may impair SCB’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with SCB to seek to change existing business relationships with SCB. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, First Mid’s business following the merger could be negatively impacted. In addition, the merger agreement restricts SCB from making certain transactions and taking other specified actions without the consent of First Mid until the merger occurs. These restrictions may prevent SCB from pursuing attractive business opportunities that may arise prior to the completion of the merger.
SCB Directors and Officers May Have Interests in the Merger Different From the Interests of SCB Stockholders.
The interests of some of the directors and executive officers of SCB may be different from those of SCB stockholders, and the directors and officers of SCB may be participants in arrangements that are different from, or are in addition to, those of SCB stockholders. The members of the SCB’s board of directors knew about these additional interests and considered them among other matters, when making its decision to approve the merger agreement, and in recommending that SCB’s common stockholders vote in favor of adopting the merger agreement. Such interests include, among others:

•	the receipt of certain change in control benefits;

•	extending offers of employment to certain named executive officers;

•	entering into a severance and retention arrangement with certain named executive officers; and

•	the currently contemplated appointment of Robert C. Smith to First Mid’s board of directors at some time following completion of the merger.

These interests are more fully described in this proxy statement-prospectus under the heading “The Merger-Interests of certain persons in the merger” on page 53.
The Merger Agreement Contains Provisions that May Discourage Other Companies from Trying to Acquire SCB for Greater Merger Consideration.
The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to SCB that might result in greater value to SCB’s stockholders than the proposed merger with First Mid or may result in a potential competing acquirer proposing to pay a lower per share price to acquire SCB than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on SCB from soliciting, or, subject to certain exceptions relating to the exercise of fiduciary duties by SCB’s board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. SCB also has an unqualified obligation to submit the proposal to approve the merger to a vote by its stockholders, even if SCB receives an alternative acquisition proposal that its board of directors believes is superior to the merger, unless the merger agreement has been terminated in accordance with its terms. In addition, SCB may be required to pay First Mid a termination fee of $2,850,000 upon termination of the merger agreement in certain circumstances involving acquisition proposals for competing transactions. See “Description of the Merger Agreement-Termination” beginning on page 75 and “Description of the Merger Agreement-Termination fee” beginning on page 77.
The Opinion of SCB’s Financial Advisor Will Not Reflect Changes in Circumstances Between the Signing of the Merger Agreement and the Completion of the Merger.
SCB has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of SCB or First Mid, general market and economic conditions and other factors that may be beyond the control of SCB and First Mid, and on which SCB’s financial advisor’s opinion was based, may significantly alter the value of SCB or First Mid or the price of SCB common stock or First Mid common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because SCB does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed.
First Mid and SCB Will Incur Transaction and Integration Costs in Connection with the Merger.
Each of First Mid and SCB has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the merger. In addition, First Mid will incur integration costs following the completion of the merger as First Mid integrates the businesses of the two companies, including facilities and systems consolidation costs and employment-related costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. See the risk factor entitled “-First Mid May Fail to Realize the Anticipated Benefits of the Merger” on page 23. First Mid and SCB may also incur additional costs to maintain employee morale and to retain key employees. First Mid and SCB will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger.
The Shares of First Mid Common Stock to be Received by SCB Common Stockholders as a Result of the Merger Will Have Different Rights from the Shares of SCB Common Stock.
Upon completion of the merger, SCB common stockholders will receive merger consideration constituting First Mid common stock and will become First Mid stockholders and their rights as stockholders will be governed by the DGCL and First Mid’s certificate of incorporation and bylaws. The rights associated with SCB common stock are different from the rights associated with First Mid common stock. Please see “Comparison of Rights of First Mid Stockholders and SCB Stockholders” beginning on page 81 for a discussion of the different rights associated with First Mid common stock.
This Proxy Statement/Prospectus Contains Limited Financial Information on which to Evaluate the Merger.
This proxy statement/prospectus contains limited historical financial information about SCB and does not contain pro forma combined financial information about First Mid and SCB after giving effect to the merger. The financial condition of the combined company following the merger will impact the price of First Mid’s common stock after the merger.
Lawsuits that May Be Filed against SCB and First Mid Could Result in an Injunction Preventing the Completion of the Merger or a Judgment Resulting in the Payment of Damages.
Plaintiffs may file lawsuits against First Mid, SCB and/or the directors and officers of either company in connection with the merger. The outcome of any such litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to First Mid, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect First Mid’s business, financial condition, results of operations and cash flows.
Risks Relating to First Mid’s Business
You should read and consider risk factors specific to First Mid’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in First Mid’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended, and in other documents incorporated by reference into this proxy statement/prospectus. Please see the sections entitled “Incorporation of Certain First Mid Documents by Reference” and “Where You Can Find More Information” beginning on pages 87 and 86 of this proxy statement/prospectus, respectively, for the location of information incorporated by reference into this proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, and the documents to which this proxy statement/prospectus refer, contain certain forward-looking statements, such as discussions of pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules of First Mid and SCB. Such forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and SCB, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things,

•	the possibility that any of the anticipated benefits of the proposed transactions between First Mid and SCB will not be realized or will not be realized within the expected time period;

•	the risk that integration of the operations of SCB with First Mid will be materially delayed or will be more costly or difficult than expected;

•	the inability to complete the proposed transactions due to the failure to obtain the required SCB stockholder approval;

•	the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals;

•	the failure of the proposed transactions to close for any other reason;

•	the effect of the announcement of the transaction on customer relationships and operating results;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	changes in interest rates;

•	general economic conditions and those in the market areas of First Mid and SCB;

•	legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve;

•	the quality or composition of First Mid’s and SCB’s loan or investment portfolios and the valuation of those investment portfolios;

•	success in raising capital by First Mid;

•	demand for loan products; deposit flows;

•	competition, demand for financial services in the market areas of First Mid and SCB; and

•	accounting principles, policies and guidelines.

These risks and uncertainties should be considered in evaluations of forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL INFORMATION

        This proxy statement/prospectus contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP measures are used by First Mid's management, together with the related GAAP measures, in analysis of First Mid's performance and in making business decisions. Management also uses these measures for peer comparisons.
        The non-GAAP disclosures contained herein should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

INFORMATION ABOUT THE SPECIAL MEETING OF SCB STOCKHOLDERS
Purpose
SCB stockholders are receiving this proxy statement/prospectus because on [•], 2018, the record date for a special meeting of stockholders to be held on [•], 2018, at [•] at [•], local time, they owned shares of the common stock of SCB, and the board of directors of SCB is soliciting proxies for the matters to be voted on at this special meeting, as described in more detail below. Each copy of this proxy statement/prospectus was mailed to holders of SCB common stock on [•], 2018, and is accompanied by a proxy form for use at the meeting and at any adjournment(s) of the meeting.
At the special meeting, the SCB board of directors will ask you to vote upon the following:

•	a proposal to approve the merger agreement and the transactions contemplated therein; and

•
a proposal to approve an adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein.

When you sign the enclosed proxy form or otherwise vote pursuant to the instructions set forth on the proxy form, you appoint the proxy holder as your representative at the special meeting. The proxy holder will vote your shares as you have instructed on the proxy form, thereby ensuring that your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the special meeting, we ask that you instruct the proxies how to vote your shares in advance of the special meeting just in case your plans change.
If you have not already done so, please complete, date and sign the accompanying proxy form and return it promptly in the enclosed, postage paid envelope or otherwise vote pursuant to the instructions set forth on the proxy form. Instead of voting by mailing a proxy form, record stockholders can vote their shares of SCB common stock by returning the proxy form via fax to 217-429-8742 or via email attachment to sseitz@soybank.com. If you do not vote your shares as instructed on the proxy form, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement and the transactions contemplated therein.
Record date, shares entitled to vote, required vote, quorum
The record date for the SCB special meeting is [•]. SCB’s stockholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were [] shares of SCB common stock outstanding and entitled to vote at the meeting. The outstanding shares are held by approximately [•] holders of record.
The presence, in person or by proxy, of a majority of the shares of SCB common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of SCB common stock outstanding on the record date entitles its holder to one vote on the matters being brought before the special meeting.
To determine the presence of a quorum at the meeting, SCB will also count as present at the meeting broker non-votes, the shares of SCB common stock present in person but not voting, and the shares of common stock for which SCB has received proxies but with respect to which the holders of such shares have abstained or signed without providing instructions. Based on the number of shares of SCB common stock outstanding as of the record date, at least [•] shares need to be present at the special meeting, whether in person or by proxy, to constitute a quorum.
Approval of the merger agreement and the transactions contemplated therein requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of SCB common stock entitled to vote. Abstentions, shares not voted and broker non-votes will have the same effect as a vote against the proposal to approve the merger agreement. Approval of the SCB proposal to adjourn the special meeting requires the affirmative vote of a majority of the shares of SCB common stock present in person or represented by proxy and entitled to vote on the adjournment. Abstentions will have the same effect as a vote against the proposal to adjourn the special meeting, while shares not voted and broker non-votes will have no effect on the outcome of the proposal to adjourn the special meeting.
As of the record date for the meeting, SCB’s directors and executive officers beneficially owned a total of [•] shares, or approximately [•]% of the outstanding shares, of SCB common stock. We anticipate that these individuals will vote their shares in favor of the merger agreement. Certain of these individuals have entered into a written agreement with First Mid that they will vote their shares in favor of the merger agreement, except as may be limited by their fiduciary obligations.
How to vote your shares

In addition to signing and returning your proxy form in the postage paid envelope provided, you can vote your shares of SCB common stock by returning the proxy form by fax to (217) 429-8742 or via email attachment to sseitz@soybank.com. You may also deliver your proxy form in person at the special meeting.
If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger and the other proposals. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted as the SCB board of directors recommends and will be voted “FOR” approval of the merger agreement and the transactions contemplated therein, and “FOR” the adjournment of the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the merger agreement and the transactions contemplated therein. If you do not vote your shares as instructed on the proxy form, or if you do not attend and cast your vote at the special meeting, it will have no effect.
Shares held in “street name”

If you hold shares in “street name” with a broker, bank or other fiduciary, you will receive voting instructions from the holder of record of your shares. Under the rules of various national and regional securities exchanges, brokers, banks and other fiduciaries may generally vote your shares on routine matters, such as the ratification of an independent registered public accounting firm, even if you provide no instructions, but may not vote on non-routine matters, such as the matters being brought before the special meeting, unless you provide voting instructions. Shares for which a broker does not have the authority to vote are recorded as “broker non-votes” and are not counted in the vote by stockholders, but will count for purposes of a quorum. As a result, any broker non-votes will have the practical effect of a vote against the merger proposal and the adjournment proposal.
We therefore encourage you to provide directions to your broker, bank or other fiduciary as to how you want your shares voted on all matters to be brought before the special meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures. Your broker, bank or other fiduciary may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other fiduciary that accompanies this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form to your broker, bank or other fiduciary, you must contact your broker, bank or other fiduciary. If you want to vote your shares of SCB common stock held in street name in person at the special meeting, you will need to obtain a written proxy in your name from your broker, bank or other fiduciary.
Revocation of proxies

You may revoke your proxy at any time before it is voted by filing with the Secretary of SCB a duly executed revocation of proxy, submitting a new proxy with a later date; or voting in person at the special meeting. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy.

All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: SCB Bancorp, Corporate Secretary, 455 North Main Street, Decatur, Illinois 62523. If you hold your shares in the name of a broker, bank or other fiduciary and desire to revoke your proxy, you will need to contact your broker, bank or other fiduciary to revoke your proxy.
Proxy solicitation

In addition to this mailing, proxies may be solicited by directors, officers or employees of SCB in person or by telephone or electronic transmission. None of such directors, officers or employees will be directly compensated for such services. SCB will pay the costs associated with the solicitation of proxies for the special meeting.

THE SCB PROPOSALS

Proposal 1-Approval of the Merger Agreement

At the SCB special meeting, stockholders of SCB will be asked to approve the merger agreement, pursuant to which SCB will merge with and into Merger Sub, a wholly owned subsidiary of First Mid, and the transactions contemplated therein. Merger Sub will be the surviving company in the merger and continue its corporate existence as a wholly-owned subsidiary of First Mid. Stockholders of SCB should read this proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the transactions contemplated therein. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.
For the reasons discussed in this proxy statement/prospectus, the board of directors of SCB unanimously determined that the merger agreement and the transactions contemplated therein are in the best interests of SCB and its stockholders, and unanimously adopted and approved the merger agreement. The board of directors of SCB unanimously recommends that SCB stockholders vote “FOR” approval of the merger agreement and the transactions contemplated therein.
Proposal 2-Adjournment of the Special Meeting

If, at the SCB special meeting, the number of shares of SCB common stock cast in favor of the merger agreement is insufficient to approve the merger agreement and the transactions contemplated therein, SCB intends to move to adjourn the SCB special meeting in order to enable the board of directors of SCB to solicit additional proxies for approval of the merger agreement and the transactions contemplated therein. In this proposal, SCB is asking its stockholders to authorize the holder of any proxy solicited by the board of directors of SCB, on a discretionary basis, to vote in favor of adjourning the SCB special meeting to another time and place for the purpose of soliciting additional proxies.
The board of directors of SCB unanimously recommends a vote “FOR” the proposal to adjourn the special meeting.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the merger. While First Mid and SCB believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached Appendices and the other documents to which this proxy statement/prospectus refers for a more complete understanding of the merger. The agreement and plan of merger attached hereto as Appendix A, not this summary, is the legal document which governs the merger.
General

The board of directors of SCB is using this proxy statement/prospectus to solicit proxies from the holders of SCB common stock for use at the SCB special meeting of stockholders at which SCB stockholders will be asked to vote on approval of the merger agreement and thereby approve the merger. When the merger is consummated, SCB will merge with and into Merger Sub, a wholly owned subsidiary of First Mid. Merger Sub will be the surviving company in the merger and continue its existence as a wholly-owned subsidiary of First Mid, which will result in Soy Capital Bank being a wholly-owned indirect subsidiary of First Mid. Upon consummation of the merger, the separate corporate existence of SCB will terminate. The merger is anticipated to be completed in late 2018. At a date following the completion of the merger, First Mid intends to merge Soy Capital Bank with and into First Mid Bank, with First Mid Bank as the surviving bank. At such time, Soy Capital Bank’s banking offices will become banking offices of First Mid Bank. Until the banks are merged, First Mid will own and operate Soy Capital Bank and First Mid Bank as separate bank subsidiaries. Under the merger agreement, the officers and directors of First Mid serving at the effective time of the merger will continue to serve as the officers and directors of First Mid after the merger is consummated.
If the merger is completed, each share of SCB common stock which SCB stockholders own immediately before the completion of the merger will be converted into the right to receive, at the election of each stockholder, either (a) $307.93 in cash or (b) 8.0228 shares of common stock, par value $4.00 per share, of First Mid, less any applicable taxes required to be withheld and subject to certain adjustments and proration as set forth in the merger agreement. Overall elections are subject to proration such that, depending on the number of shares of SCB common stock electing shares of First Mid common stock, between 19% and 32.5% of the shares of SCB common stock will be exchanged for cash, and between 67.5% and 81% will be exchanged for First Mid common stock. Additionally, SCB’s outstanding stock options will be fully vested upon consummation of the merger, and all outstanding SCB stock options that are unexercised prior to the closing will be cashed out pursuant to the terms of the merger agreement. Only whole shares of First Mid common stock will be issued in the merger. As a result, cash will be paid instead of any fractional shares in an amount, rounded to the nearest whole cent, determined by multiplying the Closing First Mid Common Stock Price by the fractional share of First Mid Common Stock to which such former holder would otherwise be entitled. Shares of SCB common stock held by SCB stockholders who elect to exercise their dissenters’ rights will not be converted into merger consideration.
In addition, immediately prior to the closing of the merger, SCB will pay a special cash dividend to its stockholders in the aggregate amount of $25 million. Assuming 226,745 shares of SCB common stock (based on 225,825 shares outstanding and 920 shares able to be acquired pursuant to an outstanding debenture outstanding as of June 12, 2018), and 3,672 options to purchase shares of SCB common stock, in each case outstanding as of immediately prior to the closing, this will result in each share of SCB common stock receiving approximately $108.50 in cash in the form of the special cash dividend, and the exercise price for each option to acquire shares of SCB common stock being reduced by approximately $108.50 as a result of the special cash dividend.
Background of the merger

SCB’s board of directors and management have regularly reviewed and discussed SCB’s business strategy, performance and opportunities in the context of the economic environment, developments in the regulation of financial institutions and the competitive landscape. In connection with SCB’s evaluation of strategic alternatives, members of management and the board of directors have had, over the years, communications with representatives of other financial institutions and have updated the board regarding these discussions. While the primary focus in past years has been on looking for bank and financial related acquisitions which would complement SCB’s current operations, the SCB board has always recognized that its fiduciary duty to its stockholders encompassed consideration of a business combination, merger or sale of SCB that might offer enhanced value to its stockholders and greater market liquidity.
First Mid’s board of directors and management regularly review and discuss acquisition opportunities and strategies for growth as part of its ongoing efforts to strengthen its businesses and improve its operations and performance in order to create value for its stockholders, including reviewing strategic alternatives with its investment banking and financial advisor FIG Partners, LLC (which we refer to as “FIG”) and its legal counsel Schiff Hardin LLP (which we refer to as “Schiff Hardin”). Among other things, these discussions have included dialogue about possible strategic opportunities for growth available to First Mid and potential acquisitions or business combinations involving various other financial institutions.
Beginning in 2016, Robert C. Smith, the Chief Executive Officer of SCB, and Joseph R. Dively, Chairman and Chief Executive Officer of First Mid, met informally to discuss the general nature of their respective businesses and the industry as a whole, including the opportunities and challenges faced by banks in the current environment and opportunities where the two organizations could work together. Through these meetings, Mr. Smith and Mr. Dively gained insight and historical perspective on the other organization. On subsequent occasions in 2016, Mr. Smith and Mr. Dively continued discussions on how SCB and First Mid could work together to offer enhanced value to SCB’s and First Mid’s stockholders and create greater market liquidity for both companies. Throughout these meetings, Mr. Dively expressed First Mid’s interest in exploring a strategic transaction if SCB had an interest.
On May 2, 2017, representatives of Piper Jaffray & Co. (which we refer to as “Piper Jaffray”) met with Mr. Smith and Mr. William P. Shade, III, Chairman of SCB and Soy Capital Bank (who we refer to as “Mr. William Shade”) in Decatur, Illinois to discuss SCB’s strategic alternatives, both as an acquiror and as a seller, as well as its prospects and stock valuation as an independent company. SCB and Piper Jaffray also discussed the potential value that could be achieved for SCB’s stockholders in a change in control transaction. On the same day, Piper Jaffray met with Mr. Dively and other members of the First Mid management team at First Mid’s headquarters in Mattoon, Illinois to discuss First Mid’s interest in pursuing a possible strategic combination with SCB. On June 13, 2017, Mr. Dively and Mr. Smith met to discuss Mr. Dively’s continued interest in merging SCB with First Mid.
On October 25, 2017, Mr. William Shade and Mr. Smith met with Mr. Dively at which time Mr. Dively indicated his continued interest in exploring a possible merger of SCB with First Mid due to the companies’ common cultures and values as well as SCB’s diversified income from its farm management and insurance agency businesses which could complement First Mid’s independent insurance agency and farm management divisions. Mr. William Shade, Mr. Smith and Mr. Dively also discussed the market prices of recently completed transactions and stock and cash splits. On November 2, 2017, Mr. Smith called Mr. Dively to discuss a possible strategic transaction and what would be required to begin the due diligence process. Accordingly, Mr. Dively provided an overview of the due diligence that First Mid would have to complete in connection with the transaction and provided a preliminary list of due diligence requests.
On November 15, 2017, Mr. Dively and Mr. Smith discussed the execution of a confidentiality agreement to allow First Mid to begin its initial due diligence review of SCB. The next day, Mr. William Shade and Mr. Smith led a discussion in executive session with members of the SCB board of directors about their October 25, 2017 meeting with Mr. Dively, which included a discussion of First Mid’s business lines and practices. All executive sessions are attended by all members of the SCB board of directors other than directors Andrew R. Cave, who serves as the president of Soy Capital Bank, and Kevin J. Breheny, the former president of J.L. Hubbard Insurance and Bonds. After the discussion concluded, the board authorized Mr. William Shade and Mr. Smith to enter into a confidentiality agreement with First Mid to determine the valuation of a merger with SCB. On November 21, 2017, First Mid entered into a standard confidentiality agreement allowing First Mid to begin its initial diligence review of SCB. Over the next week, SCB started uploading the requested due diligence materials to an on-line data room and made the data room available to First Mid and its representatives. On November 30, 2017, Mr. Smith called Mr. Dively to confirm that due diligence materials were being uploaded to the data room.
On December 11, 2017, Mr. Dively contacted Mr. Smith to discuss First Mid’s announcement of its proposed acquisition of First BancTrust Corporation (“First Bank”). On December 12, 2017, Mr. Dively and members of the First Mid management team met with Mr. Smith and Kevin M. Voss, Executive Vice President and Chief Financial Officer of Soy Capital Bank, to discuss Soy Capital Bank’s history, organizational structure and lines of business. Mr. Smith and Mr. Voss also answered any outstanding questions the First Mid management team had in connection with their due diligence review.
On January 10, 2018, Mr. Dively discussed with Mr. Smith and Mr. William Shade the outstanding due diligence items First Mid required to complete its review and prepare a non-binding letter of intent. A week later, Mr. Smith and Mr. William Shade called Mr. Dively to discuss the additional materials added to the data room and next steps for a possible transaction.
On January 18, 2018, the members of the SCB board met in executive session to discuss the possible transaction with First Mid and the potential impact such a transaction would have on its customers and its stockholders. After considerable discussion, the board of directors authorized Mr. William Shade and Mr. Smith to engage Piper Jaffray as SCB’s financial advisor. On January 26, 2018, SCB entered into an engagement letter with Piper Jaffray.
Over the next month, SCB’s management team worked with Piper Jaffray to refine the valuation analysis of SCB’s common stock in connection with pursuing a possible merger partner. Piper Jaffray and FIG had multiple discussions over the next few weeks about their respective acquisition models and assumptions. On February 22, 2018, FIG verbally indicated a proposed deal value of $95 million dollars, with the merger consideration to be paid with a mix of First Mid common stock and cash, as well as a special cash dividend to be paid to SCB stockholders in the aggregate amount of $25 million. Mr. Dively verbally confirmed the proposed deal valuation in a phone call with Mr. William Shade.
On March 1, 2018, First Mid submitted a preliminary non-binding letter of intent indicating an overall valuation of $95 million. First Mid proposed acquiring all of the shares of SCB common stock for $70 million, $47.5 million to be paid in First Mid common stock and $22.5 million to be paid in cash, with a special cash dividend to be paid to SCB stockholders in the aggregate amount of $25 million. The proposal also contained other standard and customary preliminary terms, including a term that SCB would grant First Mid an exclusivity period during which SCB agreed not to discuss a possible transaction with another financial institution.
On the same day, the SCB board of directors met in executive session to review the non-binding letter of intent submitted by First Mid. Representatives from Piper Jaffray were also invited to the meeting to discuss the recent stock market performance of peer banks and a summary of financial and pricing information for comparable strategic transactions. The SCB board of directors also discussed with Piper Jaffray the likelihood of finding another merger partner that would offer superior stockholder value and whether such parties should be approached prior to executing a non-binding letter of interest from FMBH. After an extensive discussion of the non-binding letter of intent, the SCB board of directors decided not to approach other parties and authorized the management team to execute the non-binding letter of intent and to move forward with First Mid to complete a definitive merger agreement. The SCB board of directors based this decision on, among other things, the strength of First Mid’s proposed merger consideration, the willingness of First Mid to structure the merger consideration with a mix of cash and First Mid common stock, the perceived lack of other viable merger candidates, the importance of maintaining confidentiality and protecting SCB’s franchise value and the likelihood that a definitive agreement could be quickly finalized with First Mid. The SCB board of directors also considered First Mid’s track record of accomplishing mergers successfully as First Mid had recently acquired First Clover Leaf Financial Corp. in 2016 and was in the process of acquiring First Bank. On March 5, 2018, Mr. William Shade executed and returned the non-binding letter of intent to First Mid, which included a 60 day exclusivity period in favor of First Mid.
Over the next several weeks, First Mid and SCB continued conducting comprehensive due diligence on one another’s respective organizations. On March 14, 2018, First Mid and SCB amended the November 21, 2017 confidentiality agreement to reflect additional SCB customer information being shared with First Mid. On the same day, Mr. Smith and Mr. William Shade met with Mr. Dively, Michael L. Taylor, Senior Executive Vice President and Chief Operating Officer of First Mid Bank, and Matthew K. Smith, Executive Vice President and Chief Financial Officer of First Mid Bank, as part of the due diligence process to discuss outstanding due diligence requests and key terms for the merger agreement. The discussion also included the cultures of the two companies and the compensation plan SCB uses for its employees.

On March 22, 2018, Mr. William Shade delivered a proposed amendment to the non-binding letter of intent to extend the exclusivity period to be 90 days from the March 5, 2018 date of the letter of intent and outline specific points to be resolved and included in the merger agreement. On March 27, 2018, SCB and First Mid executed the amendment to the non-binding letter of intent and extended the exclusivity period.
On April 6, 2018, Mr. William Shade sent Mr. Dively a letter providing some high level financial details for the first quarter of the fiscal year and listed the remaining open items to be settled in the merger agreement. During the week of April 9th, First Mid conducted a loan credit review. On April 10, 2018, Mr. Dively and Mr. Smith met to discuss the open items to be negotiated and the next course of action.
On April 17, 2018, Mr. William Shade called Mr. Dively to discuss the status of the transaction and the remaining items subject to ongoing negotiations. On April 19, 2018, Mr. William Shade and Mr. Smith gave an update to an executive session of the SCB board of directors on the progress of negotiations with First Mid.
On April 26, 2018 and May 1, 2018, members of the First Mid management team met with key senior officers of Soy Capital Bank, its Agricultural Services division, the Trust division and its commercial lending division as well as key senior officers of J.L. Hubbard Insurance and Bonds, Soy Capital Bank’s wholly owned insurance subsidiary, to discuss the business and outlook of each division.
On April 30, 2018, First Mid and Schiff Hardin provided SCB and Mr. Thomas M. Shade, SCB’s legal counsel (who we refer to as “Mr. Tom Shade”), with an initial draft merger agreement for the proposed transaction. On the same day, Piper Jaffray provided FIG with a reverse due diligence request list for First Mid. Over the course of the following weeks, the parties and their respective legal advisors exchanged drafts of the merger agreement and disclosure schedules thereto, several of which were shared with the board of directors of each of First Mid and SCB, and worked toward finalizing the terms of the transaction, including: the representations and warranties to be given by the parties; the operational covenants regarding SCB’s actions between signing of the merger agreement and the closing of a transaction; a mechanism to adjust the level of merger consideration in the event that SCB does not meet a certain level of adjusted minimum tangible equity; the inclusion of a double-trigger termination provision and the different thresholds affecting termination; the level of severance and other rights of SCB employees leading up to, and following, the proposed transaction; the treatment of various compensation arrangements for SCB employees and directors; and the provisions regarding a termination fee and SCB’s ability to pursue other transactions if necessary to satisfy the SCB board of directors’ fiduciary duties. During this period of negotiation, the parties and their representatives continued to conduct ongoing, reciprocal comprehensive due diligence.
Beginning in early May 2018, members of First Mid’s management team had discussions with different key employees of Soy Capital Bank to complete First Mid’s due diligence process. On May 11, 2018, SCB and Piper Jaffray were granted access to an online data room which contained reverse due diligence documents uploaded on behalf of First Mid.
At a special meeting on May 17, 2018, the SCB board of directors met and reviewed the principal terms of the draft merger agreement with Mr. Tom Shade and Piper Jaffray. The SCB board of directors discussed the transaction at length, including the pricing and exchange ratios, the necessary regulatory approval requirements, the possible termination fees that may be incurred and certain rights provided to SCB in the event of a substantial decrease in the price of First Mid’s common stock prior to closing. Representatives from Piper Jaffray discussed and reviewed the recent stock market performance for similarly situated banks and presented a summary of financial and pricing information for comparable merger and acquisition transactions. The SCB board of directors also reviewed First Mid’s recent financial performance, stock performance and trading volume. Representatives from Piper Jaffray also discussed in detail the sale process to date and answered questions about the proposed terms of the transaction. Following further discussion and questions and answers, the SCB board unanimously agreed that Mr. William Shade, Mr. Smith and Mr. Tom Shade should continue negotiating a final merger agreement for consideration by the board of directors at a special meeting scheduled for June 11, 2018.
Between May 17, 2018 and June 11, 2018, Schiff Hardin, Mr. Tom Shade, FIG and Piper Jaffray discussed and negotiated the final aspects of the merger agreement and its schedules. This included the management teams of First Mid and SCB having various discussions with their respective advisors.

On May 22, 2018, at the regularly scheduled monthly meeting of the First Mid board of directors, the board discussed the specifics of the proposed transaction and reviewed the merger agreement. Representatives from Schiff Hardin and FIG joined the meeting via telephone and reviewed in detail the proposed final terms of the merger agreement with the board. FIG also reviewed with the board the financial aspects of the transaction. After asking questions of FIG, Schiff Hardin and First Mid’s management, the board discussed the terms of the merger agreement and the fiduciary duties the board of directors owes the First Mid stockholders. Following this discussion and consideration, the board determined that the merger agreement and the transactions contemplated thereby, including the issuance of shares of First Mid common stock to SCB stockholders, were advisable and in the best interests of First Mid and its stockholders, subject to the board’s consideration of any changes to the proposed terms of the merger and the merger agreement prior to the signing of the merger agreement.
On May 29, 2018, Mr. William Shade met with members of First Mid’s management team to discuss the announcement of the definitive merger agreement and the communication plan for discussing the transaction with SCB employees and its customers. A week later, on June 7, 2018, SCB and Piper Jaffray engaged in a reverse due diligence conference call with First Mid and FIG, which included the review of documents previously provided to SCB by First Mid and updates on First Mid’s operating strategy, financial results, capital management and credit quality.
On June 11, 2018, the SCB board of directors held a special meeting to discuss the proposed transaction and to review the merger agreement. Members of management were present in person and representatives from Piper Jaffray and Mr. Tom Shade participated via telephone. Mr. Tom Shade reviewed in detail the final terms of the merger agreement with the SCB board. Representatives of Piper Jaffray reviewed its financial analysis of the proposed transaction and rendered its oral opinion (subsequently delivered in writing at the conclusion of the meeting), as described in the section titled “Opinion of Financial Advisor to SCB” beginning on page 40, that as of that date, and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in the written opinion, the aggregate merger consideration, including the special cash dividend to be paid immediately prior to closing, was fair, from a financial point of view, to the stockholders of SCB common stock. Following extensive discussion and questions and answers, including consideration of the factors described under “SCB’s Reasons for the Merger”, the SCB board determined that the merger agreement and the transactions contemplated thereby was advisable and in the best interests of SCB and its stockholders. The SCB board of directors then unanimously approved the merger agreement and the transactions contemplated thereby.
On June 12, 2018, the First Mid board of directors was provided with an update on the terms of the proposed transaction and the status of the merger agreement.  The board was also provided with and reviewed a resolution of the board to be adopted by written consent approving the terms of the proposed transaction and the merger agreement.  After a review of these materials, and an opportunity to discuss any questions or concerns the board had with respect to the proposed transaction and the merger agreement, the board determined that the merger agreement and the transactions contemplated thereby, including the issuance of shares of First Mid common stock to SCB stockholders, were advisable and in the best interests of First Mid and its stockholders, and thereafter unanimously approved the merger agreement and the transactions contemplated thereby.
On June 12, 2018, First Mid and SCB executed the merger agreement and First Mid executed the voting agreement entered into with all of the directors of SCB. After the closing of the market on June 12, 2018, First Mid and SCB issued a joint press release announcing the execution of the merger agreement.
SCB’s reasons for the merger and recommendation of the board of directors

At its meeting on June 11, 2018, the SCB board of directors unanimously determined that the merger agreement and the transactions contemplated therein, including the merger, were in the best interests of SCB and its stockholders and recommended that SCB’s stockholders vote “FOR” the merger proposal. In deciding to approve the merger agreement and the transactions contemplated therein, the SCB board of directors consulted with SCB’s executive management, its financial advisors, and its legal counsel and considered a number of factors. While all of the reasons considered were of importance, the board determined that First Mid’s commitment to the community and its particular understanding and appreciation for the insurance, farm management and agricultural lending components of Soy Capital Bank’s operations and its desire to expand those divisions were particularly important. In addition, First Mid’s size offered greater opportunities to deal with customer expectations related to technology, address increasing regulatory requirements and effectively compete in an environment with changing marketplace demographics and untaxed credit union competition.
Other material factors supporting the board’s determination include, in no certain order:

•	the combined company may have a sufficient size and scale to more efficiently compete in a highly competitive industry;

•	the combined company's potential to increase stockholder value and to create opportunities for enhanced earnings and potential dividends;

•	increased liquidity for SCB's stockholders resulting from the merger, and the fact that First Mid’s common shares are traded on the NASDAQ Stock Market;

•	the current and prospective business and economic environment in which SCB operates, including local and regional economic conditions;

•	the continuing consolidation in the financial services industry;

•	the uncertainties in the economic climate going forward;

•	the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of First Mid;

•	the form and amount of merger consideration, and the ability of SCB's stockholders to participate in the future performance of the combined company;

•
SCB’s board of directors’ belief that First Mid is a high-quality financial services company with a compatible business culture and shared approach to customer service and increasing stockholder value;

•	economies of scale with respect to overhead and operating expenses of the combined company;

•	the effect of the merger on SCB's employees, including the prospects for continued employment and the other benefits agreed to be provided by First Mid to SCB's employees;

•	the effect of the merger on SCB's customers and the communities in which they conduct business; and

•
the financial analyses of Piper Jaffray, SCB’s independent financial advisor, and its written opinion, dated as of June 11, 2018, delivered to the SCB board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to SCB’s stockholders.

The SCB board of directors also considered a variety of potential risks and uncertainties in its deliberations concerning the merger agreement and the transactions contemplated therein, including the following, which are not presented in order of priority:

•	SCB would lose the autonomy associated with being an independent financial institution;

•
the fact that, while SCB expects that the merger will be consummated, there can be no assurance that all conditions to the parties' obligations to complete the merger will be satisfied, including the risks that necessary regulatory or stockholder approvals might not be obtained and, as a result, the Merger may not be consummated;

•
the risk that any potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the two companies;

•	the restrictions on the conduct of SCB's business prior to the completion of the merger, which are customary for merger agreements such as the merger agreement between SCB and First Mid, but which, subject to specific exceptions, could delay or prevent SCB from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of SCB absent the pending completion of the merger;

•
the significant risks and costs involved in entering into and completing the merger, of failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•
the fact that SCB would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $2,850,000 termination fee payable by SCB upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire SCB;

•	the possibility of litigation in connection with the merger; and

•
the possibility that the market value of the First Mid common stock that constitutes merger consideration may decline between the date of the merger agreement (when the share ratios were fixed) and the date of closing.

The SCB board of directors was also aware that some SCB officers and directors may have financial interests in the merger that are different from, or are in addition to, the interests of SCB stockholders and took those interests into consideration in its review of the merger. See “The Merger-Interests of certain persons in the merger” on page 53.
The above discussion of the information and factors considered by SCB’s board of directors is not intended to be exhaustive, but includes a description of material factors considered by the SCB board of directors. In view of the wide variety of factors considered by the SCB board of directors in connection with its evaluation of the merger, the SCB board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. SCB’s board of directors unanimously made its determination with respect to the merger based on the conclusion reached by its members based on the factors that each of them considered appropriate, that the merger is in the best interests of SCB’s stockholders.
After considering the foregoing and other relevant factors and risks, and their overall impact on the stockholders and other constituencies of SCB, the SCB board of directors concluded that the anticipated benefits of the merger outweighed the anticipated risks of the transaction. Accordingly, SCB’s board of directors unanimously approved the merger agreement and the merger, and the board of directors unanimously recommends that SCB stockholders vote “FOR” approval of the merger agreement and the transactions contemplated therein.
Opinion of Financial Advisor to SCB

By letter dated January 26, 2018, SCB retained Piper Jaffray to act as its financial advisor in connection with a potential transaction. In its capacity as financial advisor, Piper Jaffray provided a fairness opinion to the SCB board of directors in connection with its consideration of the merger. At the meeting of the SCB board of directors on June 11, 2018, Piper Jaffray rendered its oral opinion to the SCB board, which was subsequently confirmed in writing by delivery of Piper Jaffray’s written opinion dated the same date, that, based upon and subject to the various factors, assumptions and limitations set forth in such opinion, Piper Jaffray representatives’ experience as investment bankers, Piper Jaffray’s work as described in such opinion and other factors Piper Jaffray deemed relevant, as of such date, and after giving effect to the payment of the special cash dividend, the aggregate consideration to be received by the SCB stockholders pursuant to the merger was fair, from a financial point of view, to those stockholders. The Piper Jaffray written opinion dated June 11, 2018 is sometimes referred to herein as the “Piper Jaffray Opinion.”
The Piper Jaffray Opinion was provided for the information and assistance of the SCB board in connection with its consideration of the merger. The Piper Jaffray Opinion did not address the merits of SCB's underlying decision to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which SCB might engage. The Piper Jaffray Opinion does not constitute a recommendation to the SCB board or any holder of SCB common stock as to how any SCB board member or such holder should act, vote or make any election with respect to the merger agreement, the merger, the form of merger consideration or any other matter.
The full text of the Piper Jaffray Opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Appendix D to this proxy statement/prospectus and is incorporated herein by reference. The summary of the Piper Jaffray Opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. SCB common stockholders should read the full text of the opinion carefully and in its entirety. The Piper Jaffray Opinion was reviewed and approved by the fairness opinion committee of Piper Jaffray. Piper Jaffray provided its opinion to the SCB board of directors on June 11, 2018 in connection with and for the purposes of the SCB board’s consideration of the merger. The Piper Jaffray Opinion addressed only the fairness, from a financial point of view, as of June 11, 2018, of the aggregate consideration to be received by the SCB stockholders pursuant to the merger, after giving effect to the payment of the special cash dividend. Piper Jaffray expressed no view or opinion as to any other terms or aspects of the merger agreement, the merger or any other transactions contemplated by the merger agreement, including any legal, accounting and tax matters relating to the merger. Piper Jaffray did not express any opinion as to the compensation to be received in the merger by officers, directors or employees of SCB or any class of such persons, other than in their capacity as SCB stockholders.
In arriving at its opinion, Piper Jaffray:

(i) reviewed and analyzed the financial terms of a draft of the merger agreement dated June 10, 2018;
(ii) reviewed and analyzed certain financial and other data with respect to SCB and First Mid which was publicly available;
(iii) reviewed and analyzed certain information, including historical operating data and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of SCB and First Mid that were publicly available, as well as those that were furnished to Piper Jaffray by SCB, including the analyses and forecasts regarding certain cost savings expected to result from the merger (which we refer to as the “synergies”);
(iv) conducted discussions with members of senior management and representatives of SCB and First Mid concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the merger and the synergies;
(v) reviewed the current and historical reported prices and trading activity of First Mid common stock;
(vi) compared the financial performance of SCB and First Mid with that of certain other publicly traded companies that Piper Jaffray deemed relevant;
(vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant;
(viii) performed a discounted cash flow analysis for each of SCB and First Mid on a standalone basis; and
(ix) conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as deemed necessary by Piper Jaffray in arriving at its opinion.
Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of SCB that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete, inaccurate or misleading. In particular, for the purposes of the Piper Jaffray Opinion, Piper Jaffray assumed with respect to financial forecasts, estimates and other forward-looking information (including the synergies) reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best available estimates and judgments of the management of SCB as of the time they were prepared as to the expected future results of operations and financial condition of SCB and First Mid, as applicable, to which such financial forecasts, estimates and other forward-looking information (including the synergies) relate. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information (including the synergies) or the assumptions on which they were based. Piper Jaffray further assumed that the merger would qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code. Piper Jaffray relied, with SCB’s consent, on advice of the outside counsel and the independent accountants to SCB, and on the assumptions of the management of SCB, as to all accounting, legal, tax and financial reporting matters with respect to SCB and the merger agreement.
In arriving at the opinion, Piper Jaffray assumed that the executed merger agreement would be in all material respects identical to the last draft reviewed by Piper Jaffray. Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the merger would be consummated pursuant to the terms of the merger agreement without amendments thereto, (iv) all conditions to the consummation of the merger would be satisfied without waiver by any party of any conditions or obligations thereunder and (v) the terms and conditions of the merger agreement would not result in any adjustment to the merger consideration that would have been material to Piper Jaffray’s analysis. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger would be obtained in a manner that would not adversely affect SCB, First Mid or the contemplated benefits of the merger.
In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of SCB or First Mid, and was not furnished or provided with any such appraisals or valuations, nor did Piper Jaffray evaluate the solvency of SCB or First Mid under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with the opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of SCB, First Mid or any other entity. Piper Jaffray assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of SCB or First Mid since the date of the most recent financial data made available to Piper Jaffray. Piper Jaffray did not: (i) conduct a review of any individual credit files of SCB or First Mid, nor did Piper Jaffray evaluate the adequacy of the loan or lease reserves of SCB or First Mid, (ii) conduct a review of any credit mark which may be taken in connection with the merger, nor did Piper Jaffray evaluate the adequacy of any contemplated credit mark to be so taken, or (iii) conduct a review of the collectability of any asset or the future performance of any loan of SCB or First Mid. Piper Jaffray assumed, with SCB’s consent, that the respective allowances for loan and lease losses for SCB and First Mid, and the credit mark were adequate to cover such losses and would be adequate for First Mid on a pro forma basis assuming completion of the merger. Accordingly, Piper Jaffray expressed no opinion with respect to the foregoing. In particular, Piper Jaffray did not undertake an independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which SCB, First Mid or any of their affiliates was a party or may be subject, and at the direction of SCB and with its consent, the opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither SCB nor First Mid was party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger.
The Piper Jaffray Opinion was necessarily based upon the information available to Piper Jaffray and facts and circumstances as they existed and were subject to evaluation on the date of the Piper Jaffray Opinion; events occurring after that date could materially affect the assumptions used in preparing the Piper Jaffray Opinion. Piper Jaffray did not express any opinion as to the value or trading price of SCB common stock or First Mid common stock following announcement of the merger or at any future time. Piper Jaffray has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of the opinion and does not have any obligation to update, revise or reaffirm its opinion.
Pursuant to Piper Jaffray’s January 26, 2018 engagement letter, SCB agreed to pay a fairness opinion cash fee of $100,000 to Piper Jaffray upon delivery of Piper Jaffray’s fairness opinion, which fee was not contingent on the conclusions reached in such opinion or the consummation of the merger. Of this amount, $50,000 will be credited against, and thereby reduce, any transaction fee payable to Piper Jaffray. SCB has also agreed to pay to Piper Jaffray a fee equal to 1.00% of the aggregate transaction value paid upon closing of the merger. In addition,

SCB has agreed to reimburse Piper Jaffray for certain expenses incurred in connection with its services and indemnify Piper Jaffray for certain liabilities, including liabilities arising under the federal securities laws. Except as disclosed above, there are no material relationships that existed during the two years prior to the date of the Piper Jaffray Opinion or that are mutually understood to be contemplated, in which any compensation was received or is intended to be received as a result of the relationship between Piper Jaffray and any party to the merger agreement.
Piper Jaffray has, in the past, provided financial advisory and financing services to SCB and may continue to do so and has received, and may receive, fees for the rendering of such services. In the ordinary course of business, Piper Jaffray and its affiliates may actively trade securities of First Mid for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to SCB, First Mid or entities that are affiliated with SCB or First Mid, for which Piper Jaffray would expect to receive compensation.
Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to First Mid and the merger and other participants in the merger that differ from the views of Piper Jaffray’s investment banking personnel.
Piper Jaffray was not requested to opine as to, and the Piper Jaffray Opinion does not address, the basic business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to SCB, First Mid’s ability to fund or issue the merger consideration, any other terms contemplated by the merger agreement or the fairness of the merger to any other class of securities, creditor or other constituency of SCB. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the consideration to be received by holders of SCB common stock in the merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the merger.
Set forth below is a summary of the material financial analyses performed by Piper Jaffray in connection with rendering its opinion, as delivered to the SCB board of directors in connection with its meeting on June 11, 2018. The order of analyses described does not represent relative importance or weight given to those analyses by Piper Jaffray. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the summary of the analyses used by Piper Jaffray, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.
For purposes of its analyses, Piper Jaffray reviewed a number of financial and operating metrics, including those referred to below.
Summary of Proposal. Piper Jaffray reviewed the financial terms of the merger. Using a transaction value of $98.1 million (inclusive of the special cash dividend), based on First Mid’s June 8, 2018 closing stock price of $40.08, and a fully diluted number of shares outstanding of SCB common stock provided by SCB management, Piper Jaffray calculated an implied per share transaction value of $429.13 per share (inclusive of the stock and cash merger consideration plus the special cash dividend). Based on SCB’s financial statements dated as of March 31, 2018, which were the most recent financial statements available at the time of Piper Jaffray’s analysis, Piper Jaffray calculated the implied transaction value multiples set forth in the table below. The terms used in the tables include the following:
Book Value, which means SCB's total stockholders’ equity as of March 31, 2018;
Tangible Book Value and Tangible Common Equity, each of which refers to SCB's total stockholders’ equity less the value of any intangible assets, including goodwill, as of March 31, 2018;
Tangible Capital, which means Tangible Book Value, minus the amount of the special cash dividend;
Last Twelve Months Earnings (referred to as “LTM Earnings”), which means SCB’s net income for the twelve month period ended March 31, 2018;

Pre-Tax Last Twelve Months Earnings (referred to as “Pre-Tax LTM Earnings”), which means LTM Earnings, before the deduction of income tax expense;
2018 Estimated Earnings, which mean the earnings estimated by SCB for 2018;
2019 Estimated Earnings, which mean the earnings estimated by SCB for 2019; and
Core Deposit Premium, which means the quotient of (i) the implied transaction value for SCB (including the special cash dividend), less Tangible Book Value, and (ii) aggregate core deposits (excluding time and open accounts greater than $250,000), expressed as a percentage.

Price / Book Value (1)	138%
Price / Tangible Book Value (1)	155%
Adjusted Price / Tangible Capital (2)	192%
Price / LTM Earnings - Reported (1)	22.5x
Price / Pre-Tax LTM Earnings(1)	15.1x
Price / 2018 Estimated Earnings (1)(3)	20.6x
Price / 2019 Estimated Earnings (1)(3)	20.0x
Core Deposit Premium (1)(4)	11.4%

(1)	Before deduction of special cash dividend.

(2)	After deduction of special cash dividend from both numerator and denominator.

(3)	Based on SCB management guidance.

(4)
Core deposit premium defined as the implied transaction value ($98.1mm) less tangible common equity divided by core deposits; core deposits defined as total deposits less jumbo deposits (jumbo deposits defined as time and open accounts greater than $250,000)

Pro Forma Contribution at Announcement. Piper Jaffray analyzed the relative contribution of certain balance sheet and income statement items of SCB and First Mid and compared those relative contributions to the implied pro forma ownership of SCB and First Mid common stockholders on an as-if 100% stock transaction basis. This analysis excluded any acquisition-related accounting adjustments or cost synergies projected to be achieved through the merger. The balance sheet items were based on March 31, 2018 financial information, and the projected income statement items were based on consensus analyst estimates, in the case of First Mid, and SCB management projections, in the case of SCB. The results of Piper Jaffray’s analysis are set forth in the following table:

	First Mid as % of Total	SCB as % of Total
BALANCE SHEET
Total Assets	88.4%	11.6%
Gross Loans	90.1%	9.9%
Deposits	89.5%	10.5%
Core Deposits	89.4%	10.6%
Common Equity	83.8%	16.2%
Tangible Common Equity	81.0%	19.0%

PROJECTED INCOME STATEMENT
2018 Estimated Earnings (excluding synergies)	89.1%	10.9%
2019 Estimated Earnings (excluding synergies)	89.7%	10.3%
2020 Estimated Earnings (excluding synergies)	90.2%	9.8%

Pro Forma Ownership (as-if 100% stock transaction) (1)	85.4%	14.6%
Pro Forma Ownership (proposed deal mix)	92.0%	8.0%
Note: Financials at time of announcement are not adjusted for special cash dividend
Note: First Mid financials shown pro forma for First BancTrust acquisition
Note: Does not include purchase accounting adjustments or synergies
(1) Assumes total consideration of First Mid common stock with a value of $98.1 million (inclusive of the special cash dividend), based on the closing price of First Mid common stock on June 8, 2018

SCB Comparable Public Trading Group Analysis. Using publicly available information, Piper Jaffray compared selected financial and market data of SCB with similar data for companies Piper Jaffray deemed comparable to SCB for purposes of its analysis.
The comparable group as determined by Piper Jaffray for purposes of its analysis consisted of banks which are exchange traded (Nasdaq or NYSE), excluding mutual holding companies, and are headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin with assets between $250 million and $1 billion, and tangible common equity to tangible asset ratios greater than 8.0%. The group was comprised of the following companies and is referred to herein as the “SCB Comparable Public Trading Group”:

SCB Comparable Public Trading Group
First Savings Financial Group	SB Financial Group Inc.	HopFed Bancorp Inc.
Guaranty Federal Bancshares, Inc.	First Capital Inc.	HMN Financial Inc.
IF Bancorp, Inc.	United Bancorp Inc.	Citizens First Corp.
Poage Bankshares Inc.	Equitable Financial Corp.	Ottawa Bancorp Inc.

In all instances, multiples were based on closing stock prices on June 8, 2018. For each of the following analyses performed by Piper Jaffray, financial and market data for the selected companies were based on the selected companies’ filings with the SEC and information Piper Jaffray obtained from SNL Financial. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. Throughout Piper Jaffray’s analysis of SCB and the tables below, the high and the low bounds of the ranges presented represented the 75th and 25th percentile values, respectively.
With respect to the SCB Comparable Public Trading Group table below, the information Piper Jaffray presented included the following:

•	LTM Core ROAA, which means last twelve months core net income (excludes securities gains or losses) divided by average assets;

•	LTM Core ROAE, which means last twelve months core net income (excludes securities gains or losses) divided by average equity;

•	NIM, which means net interest income divided by average earnings assets;

•	Efficiency Ratio, which means noninterest expense divided by operating revenue;

•	NPAs / Assets, which means nonperforming assets divided by total assets;

•	TCE / TA, which means that ratio of (i) stockholders’ equity less intangible assets, goodwill and preferred equity to (ii) total assets less intangible assets and goodwill;

•	Price / Book, which means the multiple of price to book value;

•	Price / TBV, which means the multiple of price to tangible book value;

•	Price / LTM EPS, which means the multiple of price to last twelve months earnings per share;

•	Price / Pre-Tax LTM EPS, which means the multiple of price to last twelve months earnings per share, before the deduction of income tax expense; and

•	Core Deposit Premium, which means the premium over tangible common equity as a percentage of core deposits.

Results of Piper Jaffray’s analysis were presented for the SCB Comparable Public Trading Group, as shown in the following table:

SCB Comparable Public Trading Group
	SCB as of and for the period ended March 31, 2018	Deal Multiple	High	Median	Low
LTM Core ROAA	1.00%	n/a	0.96%	0.68%	0.37%
LTM Core ROAE	6.18%	n/a	9.64%	6.50%	2.42%
NIM	2.66%	n/a	3.80%	3.69%	3.54%
Efficiency Ratio	77%	n/a	74%	71%	68%
NPAs / Assets	2.65%	n/a	1.23%	0.94%	0.46%
TCE / TA	14.6%	n/a	11.7%	9.8%	9.3%
Price / Book	n/a	1.38x	1.48x	1.20x	1.01x
Price / TBV	n/a	1.55x	1.58x	1.30x	1.05x
Price / LTM EPS	n/a	22.5x	20.9x	17.2x	15.9x
Price / Pre-Tax LTM EPS	n/a	15.1x	17.2x	12.4x	10.8x
Core Deposit Premium	n/a	11.4%	6.4%	4.0%	0.9%
Note: SCB financials are not adjusted for special cash dividend
Based on the analysis above, Piper Jaffray then applied the range of multiples to the applicable metrics of SCB. The analysis indicated the following implied values of SCB common stock, as compared to the implied transaction value of $98.1 million (inclusive of the special cash dividend):

SCB Implied Deal Value Based on Comparable Public Trading Group Multiples
Low - High
Price / Book	$71.5mm - $104.6mm
Price / TBV	$66.0mm - $98.7mm
Price / LTM Reported EPS	$69.0mm - $90.4mm
Price / Pre-Tax LTM EPS	$69.6mm - $110.7mm
Core Deposit Premium	$65.4mm - $82.6mm
Note: Implied transaction value assumes the inclusion of the special cash dividend
SCB Comparable M&A Transactions Analysis. Using publicly available information, Piper Jaffray compared the proposed financial terms of the merger to publicly available financial terms of a group of merger and acquisition transactions selected by Piper Jaffray involving companies in the depository industry.
The transactions group selected by Piper Jaffray for purposes of its analysis includes 24 selected transactions announced since January 1, 2017 with announced deal values and seller headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, and Wisconsin with assets between $250 million to $1 billion, LTM ROAA greater than 0.00%, and TE/TA greater than 8.0%. The group was comprised of the following transactions and is referred to herein as the “SCB Comparable M&A Transactions”:

Buyer / Seller
German American Bancorp, Inc./ First Security Inc.
Stifel Financial Corp./ Business Bancshares Inc.
Capitol Federal Financial Inc./ Capital City Bancshares Inc.
QCR Holdings Inc./ Springfield Bancshares Inc.
Civista Bancshares Inc./ United Community Bancorp
CNB Bank Shares Inc./ Jacksonville Bancorp
Mackinac Financial Corporation/ First Federal of Northern Michigan Bancorp
Old Second Bancorp Inc./ Greater Chicago Financial Corporation
LCNB Corp./ Columbus First Bancorp Inc.
Equity Bancshares Inc./ Kansas Bank Corp.
First Mid-Illinois Bancshares/ First BancTrust Corp.
Independent Bank Corp./ TCSB Bancorp Inc.
Investor group/ Bancorp of Lexington Inc.
Heartland Financial USA Inc./ Signature Bancshares Inc.
Peoples Bancorp Inc./ ASB Financial Corp.
MutualFirst Financial Inc./ Universal Bancorp
First American Bank Corp./ Southport Financial Corp.
Horizon Bancorp/ Wolverine Bancorp Inc.
QCR Holdings Inc./ Guaranty B&TC & certain assets
Citizens Community Bancorp/ Wells Financial Corp.
Topeka Bancorp Inc./ Kaw Valley Bancorp Inc.
First Busey Corp./ Mid Illinois Bancorp Inc.
Midland States Bancorp Inc./ Centrue Financial Corporation
First Merchants Corp./ Arlington Bank

With respect to the SCB Comparable M&A Transactions, the information Piper Jaffray presented included the following:

•	LTM ROAA;

•	NPAs / Assets;

•	TE / TA, which means the ratio of (i) stockholders’ equity (including preferred equity), less intangible assets, goodwill and preferred equity to (ii) total assets less intangible assets and goodwill;

•	TCE / TA;

•	Price / Book;

•	Price / TBV;

•	Price / Core Tangible Book (at 8% TCE/TA);

•	Price / LTM EPS; and

•	Core Deposit Premium.

Results of Piper Jaffray’s analysis were presented for the SCB Comparable M&A Transactions, as shown in the following table:

SCB Comparable M&A Transactions
	SCB as of and for the period ended March 31, 2018	Deal Multiple	High	Median	Low
LTM ROAA	1.00%	n/a	0.98%	0.85%	0.69%
NPAs / Assets	2.65%	n/a	1.45%	1.04%	0.39%
TE / TA	14.62%	n/a	11.90%	10.85%	9.63%
TCE / TA	14.62%	n/a	11.58%	9.87%	8.39%
Price / Book	n/a	1.38x	1.83x	1.51x	1.39x
Price / TBV	n/a	1.55x	1.83x	1.55x	1.41x
Price / Core Tangible Book	n/a	2.02x	2.00x	1.77x	1.57x
Price / LTM EPS - Reported	n/a	22.5x	26.8x	20.1x	17.1x
Core Deposit Premium	n/a	11.4%	12.7%	9.8%	6.7%
Note: SCB financials are not adjusted for special cash dividend
Based on the analysis above, Piper Jaffray then applied the range of multiples to the applicable metrics of SCB. The analysis indicated the following implied values of SCB common equity, as compared to the implied transaction value of $98.1 million (inclusive of the special cash dividend):

SCB Implied Deal Value Based on Comparable M&A Transaction Group Multiples (at announcement)
Low - High
Price / Book	$97.9mm - $129.0mm
Price / TBV	$88.2mm - $114.3mm
Price / Core Tangible Book	$80.7mm - $94.4mm
Price / LTM EPS - Reported	$74.1mm - $116.2mm
Core Deposit Premium	$83.4mm - $102.1mm
Note: Implied deal value assumes the inclusion of special cash dividend

SCB Discounted Cash Flow Analysis. Piper Jaffray calculated a range of implied values for SCB common stock by estimating the present value of cash flows SCB could provide to holders of SCB common stock through 2022 and using the terminal multiple approach to determine a terminal value.
The following assumptions were used:

•	financial forecasts from 2018 - 2022 provided by SCB management;

•	maintenance of a 10.00% tangible common equity-to-tangible asset ratio;

•	discount rates range from 14.0% to 16.0%;

•	terminal multiple applied to LTM Pre-Tax earnings ranged from 11.0x to 13.0x; and

•	asset growth of 3.0% from 2018-2022.

The discounted cash flow calculations resulted in the below valuation ranges:

Discount Rate	Terminal Multiple (Pre-Tax LTM P/E)
	11.0x	12.0x	13.0x
14.0%	$73.8mm	$77.6mm	$81.4mm
15.0%	$71.8mm	$75.4mm	$79.1mm
16.0%	$69.9mm	$73.4mm	$76.9mm

The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset growth rates, earnings growth rates, discount rates, and terminal multiples, and the results of such methodology are highly dependent on these assumptions. Except for the financial forecasts from 2018 - 2022 provided by SCB management, these other assumptions were determined by Piper Jaffray for purposes of its discounted cash flow analysis. The analysis does not purport to be indicative of the actual values or expected values of SCB. In addition, the analysis relates only to the potential value achieved by SCB as a stand-alone entity based on assumptions described herein. Therefore, the analysis is not intended to, and does not purport to, reflect values achieved on a post-merger basis with First Mid.
First Mid Comparable Public Trading Group Analysis. Using publicly available information, Piper Jaffray compared financial data of First Mid to its peers sourced from First Mid’s most recent proxy filing, dated March 16, 2018. The comparable public trading is comprised of the 8 following companies and is referred to herein as the “First Mid Comparable Public Trading Group”:

First Mid Comparable Public Trading Group
Stock Yards Bancorp, Inc.	QCR Holdings, Inc.	Mercantile Bank Corporation
Horizon Bancorp, Inc.	German American Bancorp, Inc.	Farmers National Banc Corp.
Ames National Corporation	Southern Missouri Bancorp, Inc.

In all instances, multiples were based on closing stock prices on June 8, 2018. For each of the following analyses performed by Piper Jaffray, financial and market data and earnings per share estimates for the selected companies were based on the selected companies’ filings with the SEC and information Piper Jaffray obtained from SNL Financial. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. Throughout Piper Jaffray’s analysis of First Mid, the high and the low bounds of the ranges presented represented the 80th and 20th percentile values, respectively.
With respect to First Mid Comparable Public Trading Group, the information Piper Jaffray presented included the following:

•	LTM Core ROAA;

•	LTM Core ROAE;

•	NIM;

•	Efficiency Ratio;

•	C&I Loans / Total Loans

•	NPAs / Assets;

•	TCE / TA;

•	Price / Book;

•	Price / TBV;

•	Price / LTM EPS;

•	Price / Pre-Tax LTM EPS

•	Price / Estimated 2018 EPS (based on consensus analyst estimates)

•	Price / Estimated 2019 EPS (based on consensus analyst estimates)

•	Core Deposit Premium.

Results of Piper Jaffray’s analysis were presented for First Mid Comparable Public Trading Group, as shown in the following table, in which the $40.08 per share market valuation is used to calculate the implied First Mid multiples:

First Mid Comparable Public Trading Group
	First Mid as of and for the period ended March 31, 2018	High	Median	Low
LTM Core ROAA	1.08%	1.29%	1.16%	1.12%
LTM Core ROAE	9.94%	12.22%	11.59%	10.04%
NIM	3.70%	3.86%	3.76%	3.69%
Efficiency Ratio	55%	59%	59%	56%
C&I Loans / Total Loans	27.0%	31.7%	26.9%	17.6%
NPAs / Assets	0.70%	0.68%	0.47%	0.35%
TCE / TA	8.7%	10.2%	9.7%	8.8%
Price / Book	1.64x	2.16x	1.83x	1.72x
Price / TBV	2.11x	2.67x	2.19x	1.92x
Price / LTM EPS	17.4x	20.8x	19.1x	17.7x
Price / Pre-Tax LTM EPS	13.2x	16.1x	14.8x	12.8x
Price / Estimated 2018 EPS	13.1x	16.8x	15.2x	14.6x
Price / Estimated 2019 EPS	13.5x	15.3x	14.0x	12.9x
Core Deposit Premium	14.9%	21.4%	14.2%	11.5%

Based on the analysis above, Piper Jaffray then applied the range of multiples to the applicable metrics of First Mid. The analysis indicated the following implied equity values per share of First Mid common stock:

First Mid Implied Per Share Price based on Comparable Public Trading Group Multiples
Low - High
Price / Book	$43.71 - $55.09
Price / TBV	$35.90 - $49.88
Price / 2018 Estimated EPS	$39.61 - $45.64
Price / 2019 Estimated EPS	$38.42 - $45.30
Core Deposit Premium	$39.64 - $57.69

First Mid Discounted Cash Flow Analysis. Piper Jaffray calculated a range of implied values for First Mid common stock by estimating the present value of cash flows First Mid could provide to common equity holders through 2022 and using the terminal multiples approach to determine a terminal value. The following assumptions were used:

•	financial forecasts from 2018 - 2019 per consensus analyst estimates;

•	earnings growth rate of 9.0% from 2020 - 2023;

•	2018 - 2022 asset growth rate of 5.0%;

•	maintenance of a 9.00% tangible common equity-to-tangible asset ratio;

•	discount rates range from 11.0% to 13.0%; and

•	terminal multiple applied to final year (2023) earnings ranged from 14.0x to 16.0x.

The calculations resulted in a range of implied values of $38.46 to $46.86 per share, as compared to the $40.08 per share market valuation, based on June 8, 2018 closing prices.

Discount Rate	Terminal Multiple (Fwd P/E)
	14.0x	15.0x	16.0x
11.0%	$41.75	$44.30	$46.86
12.0%	$40.06	$42.51	$44.96
13.0%	$38.46	$40.81	$43.15

The discounted cash flow analysis is a widely used valuation methodology that relies on numerous assumptions, including asset growth rates, earnings growth rates, discount rates, and terminal multiples, and the results of such methodology are highly dependent on these assumptions. These assumptions were determined by Piper Jaffray and reviewed with SCB management, for purposes of its discounted cash flow analysis. The analysis does not purport to be indicative of the actual values or expected values of First Mid. In addition, the analysis relates only to the potential value achieved by First Mid as a stand-alone entity based on assumptions described herein. Therefore, the analysis is not intended to, and does not purport to, reflect values, including on a post-merger basis.
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Piper Jaffray. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, Piper Jaffray did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Piper Jaffray considered the totality of the factors and analyses performed in determining its opinion. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond SCB’s, First Mid’s, or Piper Jaffray’s control. In addition, analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and the analyses used or performed by Piper Jaffray are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, Piper Jaffray’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold, and the range of valuations resulting from any individual analysis described above should not be taken to be Piper Jaffray’s view of SCB’s or First Mid’s actual value. None of the selected companies reviewed is identical to SCB or First Mid. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that Piper Jaffray considered to be similar to those of SCB or First Mid, as applicable, for purposes of its analysis. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to SCB or First Mid, as applicable. The analyses of Piper Jaffray and its opinion were among a number of factors taken into consideration by the board of directors of SCB in making its determination to approve the merger agreement, and the analyses described above should not be viewed as determinative of the decision of the SCB board of directors to approve the merger agreement.
First Mid’s reasons for the merger
First Mid’s board of directors believes that the merger is in the best interests of First Mid and its stockholders. In deciding to approve the agreement and the transactions contemplated therein, including the issuance of First Mid common stock in connection with the merger, First Mid’s board of directors after consulting with its management as well as its legal and financial advisors, considered a number of factors, including the following, which are not presented in order of priority:

•
its knowledge of First Mid’s business, operations, financial condition, earnings and prospects and of SCB’s business, operations, financial condition, earnings and prospects, taking into account the results of First Mid’s comprehensive due diligence process and loan review of SCB;

•	the opportunity for First Mid to deepen its presence in the growing Decatur, Peoria and Champaign-Urbana markets;

•	the ability to enhance First Mid’s revenue diversification with the addition of SCB’s complementary business lines in insurance, agricultural and trust services;

•
management’s view that SCB’s business, operations and commitment to community banking complement those of First Mid’s and provide an opportunity to leverage existing operations for greater efficiencies and cost-savings and enhanced earnings per share;

•	management’s belief that the combined institution will strengthen First Mid’s ability to serve large customers and provide opportunities for loan growth;

•
the likelihood of a successful integration of SCB’s business operations and workforce with those of First Mid and management’s view that the integration will be facilitated by the similarities between the cultures and business philosophies of First Mid and SCB;

•	management’s expectations regarding cost synergies, earnings accretion and internal rate of return;

•
the financial and other terms of the merger agreement, including the tax treatment, the split between stock and cash consideration and termination fee provisions, which it reviewed with its outside financial and legal advisors;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating SCB’s business, operations and workforce with those of First Mid;

•	the potential risk of diverting management attention and resources from the operation of First Mid’s business and towards the completion of the merger; and

•
the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The above discussion of the information and factors considered by First Mid’s board of directors is not intended to be exhaustive, but includes a description of material factors considered by the First Mid board of directors. In view of the wide variety of factors considered by the First Mid board of directors in connection with its evaluation of the merger, the First Mid board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. First Mid’s board of directors unanimously made its determination with respect to the merger based on the conclusion reached by its members based on the factors that each of them considered appropriate, that the merger is in the best interests of First Mid’s stockholders.
Accounting treatment of the merger

For accounting and financial reporting purposes, the merger will be accounted for under the acquisition method of accounting for business combinations in accordance with GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of SCB as of the effective time of the merger will be recorded at their respective fair values and added to those of First Mid. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of First Mid issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical consolidated financial position or results of operations of SCB.

Regulatory approvals

The merger cannot proceed without obtaining all requisite regulatory approvals. First Mid and SCB have agreed to take all appropriate actions necessary to obtain the required approvals. The merger of First Mid and SCB is subject to prior approval of the Federal Reserve and the IDFPR. First Mid submitted applications with the Federal Reserve and the IDFPR on July 31, 2018, seeking the necessary approvals.
In reviewing that application, the Federal Reserve is required to consider the following:

•
competitive factors, such as whether the merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the merger’s anticompetitive effects or restraints on trade; and

•	banking and community factors, which includes an evaluation of:

•	the financial and managerial resources of First Mid, including its subsidiaries, and of SCB, and the effect of the proposed transaction on these resources;

•	management expertise;

•	internal control and risk management systems;

•	the capital of SCB;

•	the convenience and needs of the communities to be served; and

•	the effectiveness of SCB and First Mid in combating money laundering activities.

The application process includes publication and opportunity for comment by the public. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended (which we refer to as the “Community Reinvestment Act”). The merger may not be consummated until at least 15 days after receipt of Federal Reserve approval, during which time the United States Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval, unless a court specifically orders otherwise.
At a date following the completion of the merger, First Mid intends to merge Soy Capital Bank with and into First Mid Bank, with First Mid Bank as the surviving bank. The bank merger will be subject to approval by the OCC. First Mid Bank intends to file an application with the OCC seeking approval in the near future. Regulatory approval of the bank merger is not required to complete the merger of First Mid and SCB.
While First Mid knows of no reason why the approval of any of the applications would be denied or unduly delayed, it cannot assure you that all regulatory approvals required to consummate the merger and the bank merger will be obtained or obtained in a timely manner.
Interests of certain persons in the merger

General. In considering the recommendations of the SCB board of directors, SCB stockholders should be aware that certain directors and executive officers of SCB and Soy Capital Bank may have interests in the merger that are different from, or are in addition to, the interests of SCB stockholders generally. The SCB board of directors was aware of these interests to the extent these interests existed at the time the SCB board of directors approved the merger agreement and considered them, among other matters, in approving the merger agreement and determining to recommend to SCB stockholders to vote for approval of the merger agreement.
Stock Ownership. As of July 31, 2018, SCB’s directors controlled, in the aggregate, 28,881 shares of SCB’s common stock, representing approximately 12.8% of SCB’s outstanding shares of common stock. Additionally, as of July 31, 2018, SCB’s directors and executive officers collectively controlled 31,531 shares, constituting approximately 14.0% of the shares then outstanding.

Appointment to the Boards of Directors of First Mid-Illinois Bancshares and First Mid Bank. Under the merger agreement, First Mid will appoint one current director of SCB to the First Mid board of directors and, upon completion of the bank merger, will appoint one current director of Soy Capital Bank to the First Mid Bank board of directors.
Employment Related Agreement with Certain Executives. SCB and Soy Capital Bank have previously entered into an employment agreement with Robert C. Smith, and Soy Capital Bank has entered into an employment agreement with Andrew R. Cave and a Change in Control and Severance Agreement with Kevin M. Voss. The agreements provide for payments to each executive if his employment is terminated in certain circumstances, including in connection with the change in control as described below.
Robert C. Smith. SCB and Soy Capital Bank have previously entered into an employment agreement with Robert C. Smith, who is SCB’s President and Soy Capital Bank’s Vice Chairman and Chief Executive Officer. Under the agreement, if Mr. Smith’s employment is terminated without cause following a change in control, or if Mr. Smith terminates his employment due to a reduction in salary or bonus or a 50% reduction in benefits that occurs within 24 months following a change in control, SCB would be obligated to pay him an amount equal to two times his annual salary, bonus and benefits (for the current year or preceding year, whichever is greater). Such amount would be paid in two equal annual installments beginning on the date of termination. This amount would total approximately $967,000 as of December 31, 2018. The agreement contains one-year post termination restrictions that prohibit Mr. Smith from competing with SCB and Soy Capital Bank and soliciting customers and employees of SCB and Soy Capital Bank.
Andrew R. Cave.  Soy Capital Bank has entered into an employment agreement with Mr. Cave, its President.  Under the agreement, if Mr. Cave’s employment is terminated by Soy Capital Bank for other than cause or by Mr. Cave for good reason within one year following the change in control, Soy Capital Bank would be obligated to pay him a  lump sum equal to one and one-half (1-1/2) times the sum of his annual salary in effect at the time of termination (or if greater, at the time of the change in control)  and the annual bonus paid to him for the year preceding the year in which the termination occurs (or if greater, the year preceding the year in which the change in control occurs).  This amount would total approximately $410,400 as of December 31, 2018, and it would be paid following Mr. Cave’s execution of a release of claims.  The agreement contains 18-month post-termination restrictive covenants that prohibit Mr. Cave from soliciting customers and employees of Soy Capital Bank and from providing any services of the type rendered by Mr. Cave for any client or customer of Soy Capital Bank.
Kevin M. Voss.  Soy Capital Bank has entered into an employment agreement with Mr. Voss, its Executive Vice President and Chief Financial Officer.  Under the agreement, if Mr. Voss’s employment is terminated by Soy Capital Bank for other than cause or by Mr. Voss for good reason within one year following the change in control, Soy Capital Bank would be obligated to pay him a  lump sum equal to one times the sum of his annual salary in effect at the time of termination (or if greater, at the time of the change in control)  and the annual bonus paid to him for the year preceding the year in which the termination occurs (or if greater, the  year preceding the year in which the change in control occurs).  This amount would total approximately $232,000 as of December 31, 2018, and it would be paid following Mr. Voss’ execution of a release of claims.  The agreement contains one year post-termination restrictive covenants that prohibit Mr. Voss from soliciting customers and employees of Soy Capital Bank and from providing any services of the type rendered by Mr. Voss for any client or customer of Soy Capital Bank.
Deferred Compensation Arrangements. Mr. Smith is a party to two deferred compensation arrangements with SCB, which are funded with bank-own life insurance policies. Under the “2010” arrangement, upon Mr. Smith’s retirement, SCB will pay him $20,000 per year for 15 years beginning on the later of age 67 or his retirement (subject to his repayment of $20,000 for each year he retires prior to 66-1/2). Under the “1995” arrangement, upon Mr. Smith’s retirement, SCB will pay him $25,000 a year for 20 years beginning on the later of age 65 or his retirement (subject to his repayment of $3,850 for each year he retires prior to 65). Under both arrangements, if SCB terminates Mr. Smith without cause or he terminates following a change in control of SCB, he will receive an amount equal to the guaranteed cash value of the insurance policies, grossed up for federal and state taxes, payable in 10 annual installments starting at age 67 (age 65 for the 1995 arrangement). This amount would be approximately $400,995 as of December 31, 2018.

Split Dollar Life Insurance. SCB maintains a universal life insurance policy for Mr. Smith. Upon Mr. Smith’s termination of employment and repayment of the premiums previously paid by SCB, ownership of the policy will be transferred to Mr. Smith. As of December 31, 2018 the net cash value (after subtracting premiums) would be approximately $22,700.
Stock Options. The directors and executive officers of SCB hold outstanding stock options to purchase shares of SCB common stock that were granted to them by SCB under its stock option plans. In connection with the merger (i) the exercise price of the options will be reduced to reflect the special cash dividend that will be paid pursuant to the Merger Agreement; (ii) all options will be cancelled; and (iii) all option holders of options with an adjusted exercise price than the cash merger consideration will be entitled to receive a cash payment equal to the difference between the adjusted exercise price and the cash merger consideration ($307.93), multiplied by the number of shares of common stock subject to the option. The cash amounts estimated to be received are:

Director/Executive	Amount
Kevin J. Breheny	$28,962
Andrew R. Cave	$6,187
Carl E. Curry	$28,962
David W. Fedor	$9,013
John K. Fischer	$72,636
C. Malcolm Head	$0
Kathleen D. Klein	$4,564
William K. Lehman	$6,084
Gretchen K. Murphy	$72,636
Christopher T. Riley	$1,623
Dr. Gayle Saunders	$28,962
Joseph M. Schrodt	$28,962
William P. Shade Ill	$28,962
Robert C. Smith	$101,598
Brian R. Thompson	$24,279
Kevin M. Voss	$72,636
Rodney E. Weigelmann	$61,315

Continued Director and Officer Liability Coverage. Pursuant to the terms of the merger agreement, First Mid agreed to maintain, for up to six years following the effective time, insurance coverage under the current policy of directors’ and officers’ liability insurance maintained by SCB for actions taken prior to the effective time of the merger. The cost of such insurance coverage shall not exceed 200% of the premiums SCB paid for its current policy term. Following the effective time, to the extent permitted by applicable law, First Mid has agreed to indemnify and hold harmless the current and former directors, officers and employees of SCB and its subsidiaries for all actions taken by them prior to the effective time of the merger.

Post-Merger Compensation Arrangements with First Mid. Since execution of the merger agreement, First Mid has engaged, and it expects to continue to engage, in discussions with certain of SCB executive officers regarding potential roles with the combined company after the consummation of the merger. As of the date of this proxy statement/prospectus, none of the executive officers and directors of SCB have entered into agreements or arrangements with First Mid or its affiliates regarding continued service with First Mid, or its affiliates after the effective time of the merger. However, prior to the effective time of the merger, such agreements or arrangements may be entered into, which could amend, terminate or otherwise modify the existing SCB arrangements with the executive officers that are described in this section and/or provide for the payment (or the right to future payment) of all or a portion of the benefits provided under such arrangements. Additionally, the First Mid board of directors is currently contemplating appointing Robert C. Smith, who currently serves as the President of SCB and as a member of the SCB board of directors, to serve on the First Mid board of directors at some time following his retirement which is anticipated to occur on or about December 31, 2018. If appointed, the fees paid to Robert C. Smith will be the same as the director fees paid to similarly situated members of First Mid’s board. No formal action has been taken by the First Mid board of directors with respect to such currently contemplated appointment.

Restrictions on resale of First Mid common stock

The shares of First Mid common stock to be issued in connection with the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any stockholder who may be deemed to be an “affiliate” of First Mid for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of First Mid include individuals or entities that control, are controlled by, or are under common control with First Mid and may include the executive officers, directors and significant stockholders of First Mid.
SCB stockholder dissenters’ rights
            General.    Dissenters' rights with respect to SCB common stock are governed by Sections 11.65 and 11.70 of the Illinois Business Corporation Act of 1983, as amended (which we refer to as the “IBCA”). SCB stockholders have the right to dissent from the merger and to obtain payment of the fair value of their shares of SCB common stock in the event the merger is completed. Strict compliance with the dissent procedures is mandatory. Subject to the terms of the merger agreement, the parties could elect to terminate the merger agreement even if it is approved by SCB stockholders, thus terminating dissenters' rights available to SCB stockholders.
            SCB urges any SCB stockholder who contemplates exercising his, her or its right to dissent to read carefully the provisions of Sections 11.65 and 11.70 of the IBCA, which are attached to this proxy statement/prospectus as Appendix B. A more detailed discussion of the provisions of the statute is included below. This discussion describes the steps that each SCB stockholder must take to exercise his, her or its right to dissent. Each SCB stockholder who wishes to dissent should read both the summary and the full text of the law. SCB cannot give any SCB stockholder legal advice. To completely understand this law, each SCB stockholder may want, and SCB encourages any SCB stockholder seeking to dissent, to consult with his, her or its legal counsel.
          If you comply with the provisions of Sections 11.65 and 11.70 of the IBCA, then upon completion of the merger, you would be entitled to receive payment in cash from First Mid for the fair value of your shares of SCB common stock as of the closing date, with accrued interest. The term "fair value" means the proportionate interest of the stockholder in SCB, without discount for minority status or, absent extraordinary circumstances, lack of marketability, immediately before the closing of the merger excluding any appreciation or depreciation in anticipation of the merger, unless the exclusion would be inequitable. If First Mid and you cannot agree on the fair value of your dissenting shares or the accrued interest, then the IBCA provides for a judicial determination of these amounts. The value determined by an Illinois court may be more or less than the value of the consideration you may be entitled to receive under the merger agreement. If you desire to exercise dissenters' rights, you should refer to the statute in its entirety and should consult with legal counsel before taking any action to ensure that you comply strictly with the applicable statutory provisions.
           If you desire to submit the written objection required by Sections 11.65 and 11.70 of the IBCA prior to the SCB special meeting, send or deliver such objection to SCB Bancorp, Inc., Corporate Secretary, 455 North Main Street, Decatur, Illinois 62523. SCB urges any stockholder who wishes to dissent to act carefully. SCB cannot and does not accept the risk of late or undelivered written objections. SCB stockholders bear the risk of non-delivery and of untimely delivery.
            Summary of Sections 11.65 and 11.70 of the IBCA.    To exercise dissenters' rights under Sections 11.65 and 11.70 of the IBCA and be entitled to appraisal and payment of the fair value of his, her or its dissenting shares under the IBCA, a SCB stockholder must:

•	before the vote on the merger is taken, deliver to SCB a written demand for payment of your shares of SCB common stock;

•	not vote in favor of the merger (note, however, that solely a vote, in person or by proxy, against approval of the merger agreement will not constitute a written demand for appraisal); and

•	continue to hold your shares of SCB common stock through the effective time of the merger.

Your failure to vote against the proposal to approve the merger agreement will constitute a waiver of your dissenters’ rights under the IBCA. However, a vote against approval of the merger agreement will not by itself be sufficient to satisfy your obligations if you are seeking an appraisal. You must follow the procedures set forth in Sections 11.65 and 11.70 of the IBCA to obtain dissenters' rights.
            Each outstanding share of SCB common stock for which a legally sufficient demand in accordance with Sections 11.65 and 11.70 of the IBCA has been made and that was not voted in favor of approval of the merger will, after the effective time of the merger, represent only the rights of a dissenting stockholder under the IBCA. This includes the right to obtain payment for the fair value of those dissenting shares as provided under the IBCA.
            If you make a legally sufficient demand, within 10 days after the effective date of the merger or 30 days after you have delivered your written demand for payment, whichever is later, First Mid will send to you a statement setting forth its opinion as to the fair value of your shares, as well as certain financial statements and a commitment to pay to you the estimated fair value for your dissenting shares. If you do not agree with the opinion of First Mid as to the estimated fair value of the dissenting shares, then within 30 days of your receipt of First Mid's valuation statement, you must notify First Mid of your estimated fair value of your dissenting shares and demand the difference between your estimated fair value and the amount of the proposed payment by First Mid.
            If within 60 days from delivery of First Mid's notice to the dissenting stockholders you and First Mid have not agreed in writing to the fair value of your dissenting shares, First Mid will either pay the difference in value demanded by you, or file a petition in the circuit court requesting the court to determine the fair value of the dissenting shares. First Mid will be required to then make all dissenters to the merger a party to this proceeding. If First Mid does not commence the action, you are permitted by law to commence an action.
           In a proceeding brought by First Mid to determine value, the court will determine the costs of the proceeding, including the reasonable compensation of expenses of the appraisers appointed by the court and excluding fees and expenses of counsel and experts for the respective parties. If the fair value of the dissenting shares as determined by the court materially exceeds the price that First Mid estimated to be the fair value of the shares of SCB common stock or if no estimate was given, then all or any part of the costs may be assessed against First Mid. If the amount that any dissenter estimated to be the fair value of the dissenting shares materially exceeds the fair value of the shares of SCB common stock as determined by the court, then all or any part of the costs may be assessed against that dissenter. The costs may also be awarded to the dissenter if the court finds that First Mid did not substantially comply with the procedure to dissent in the statute. In addition, costs can be assessed against either party if the court finds that that party acted arbitrarily, vexatiously or not in good faith with respect to the dissenter's rights.
            A share of SCB common stock for which you have properly exercised your dissenters' rights and followed the correct procedures in the IBCA will no longer constitute a share of the common stock of SCB. None of these dissenting shares after the effective time of the merger will be entitled to vote for any purpose or receive any dividends or other distributions. If, however, you, as the holder of the shares of SCB common stock fail to properly perfect, effectively withdraw, waive or lose or otherwise become ineligible to exercise dissenters' rights under the IBCA, then at that time the shares held by you will again constitute issued and outstanding shares of SCB common stock.
            The foregoing does not purport to be a complete statement of the provisions of IBCA relating to statutory dissenters' rights and is qualified in its entirety to the dissenters rights provisions, which are reproduced in full in Appendix B to this proxy statement/prospectus and which are incorporated herein by reference. If any SCB stockholder intends to dissent, or if such stockholder believes that dissenting might be in his, her or its best interests, such stockholder should read Appendix B carefully.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
AND THE SPECIAL CASH DIVIDEND
The following summary describes the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of SCB common stock. The summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion addresses only those U.S. holders of SCB common stock that hold their SCB common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of SCB common stock in light of their individual circumstances or to holders of SCB common stock that are subject to special rules, such as non-U.S. holders (as defined below) (except to the extent discussed under the subheading “Tax Implications to Non-U.S. Stockholders” below); financial institutions; qualified insurance plans; qualified retirement plans and individual retirement accounts; investors in pass-through entities; persons who are subject to alternative minimum tax; insurance companies; mutual funds; tax-exempt organizations; dealers or brokers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; persons that hold SCB common stock as part of a straddle, hedge, constructive sale or conversion or other integrated transaction; regulated investment companies; real estate investment trusts; persons whose “functional currency” is not the U.S. dollar; U.S. expatriates or certain former citizens or long-term residents of the United States; and holders who acquired their shares of SCB common stock through the exercise of an employee stock option or otherwise as compensation.
If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds SCB common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the merger to them.
The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. Each of Barack Ferrazzano Kirschbaum & Nagelberg LLP and Schiff Hardin LLP have delivered opinions, dated August 8, 2018, and filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, to the effect that, subject to the exceptions, qualifications and limitations set forth therein, (i) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) SCB and First Mid will each be a party to such reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Additionally, it is a condition to SCB’s obligation to complete the merger that SCB receive an opinion from Barack Ferrazzano Kirschbaum & Nagelberg LLP, dated the closing date of the merger, and it is a condition to First Mid’s obligation to complete the merger that First Mid receive an opinion from Schiff Hardin LLP, dated the closing date of the merger, each to the same effect as the opinions described in the preceding sentence. These conditions are waivable, and First Mid and SCB undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. These opinions are and will be based upon representation letters provided by First Mid and SCB and upon customary factual assumptions. Neither First Mid nor SCB has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the merger, and the opinions described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of First Mid or SCB. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.
The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. holders, assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.
Tax Consequences of the merger for U.S. holders of SCB common stock. The U.S. federal income tax consequences of the merger to a U.S. holder will depend on whether such U.S. holder receives cash, shares of First Mid common stock or a combination of cash and stock in exchange for such U.S. holder’s SCB common stock. At the time a SCB stockholder makes a cash or stock election pursuant to the terms of the merger agreement, such stockholder will not know whether, and to what extent, the proration provisions of the merger agreement will alter the mix of consideration such stockholder will receive. As a result, the tax consequences to such stockholder will not be ascertainable with certainty until such stockholder knows the precise amount of cash and shares of First Mid common stock that such stockholder will receive pursuant to the merger.
Exchange of SCB common stock solely for First Mid common stock. Except as discussed below, see “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” a U.S. holder who exchanges all of its shares of SCB common stock solely for shares of First Mid common stock pursuant to the merger will not recognize gain or loss in connection with such exchange. A U.S. holder’s aggregate tax basis in the First Mid common stock received in the merger in exchange for its SCB common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” generally will equal such U.S. holder’s aggregate tax basis in the First SCB common stock surrendered by such U.S. holder in the merger. The holding period for the shares of First Mid common stock received by such U.S. Holder in the merger in exchange for its SCB common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” generally will include the holding period for the shares of SCB common stock exchanged therefor.
Exchange of SCB common stock solely for cash. A U.S. holder who exchanges all of its shares of SCB common stock solely for cash pursuant to the merger generally will recognize capital gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder’s adjusted tax basis in the SCB common stock exchanged therefor. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of SCB common stock for more than one year at the effective time of the merger.
Exchange of SCB common stock for a combination of First Mid common stock and cash. Except as discussed below, a U.S. holder who exchanges its shares of SCB common stock for a combination of First Mid common stock and cash pursuant to the merger will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any First Mid common stock received in the merger, over such U.S. holder’s adjusted tax basis in the shares of SCB common stock surrendered by such U.S. holder in the merger and (ii) the amount of cash received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of First Mid common stock).
For purposes of this calculation, the fair market value of First Mid common stock is based on the trading price of that stock on the date of the merger, rather than the methodology used in calculating the number of shares of First Mid common stock to be issued to the stockholder. In the case of any U.S. holder who acquired different blocks of SCB common stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the merger. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will generally be able to reduce its capital gains by capital losses in determining its income tax liability. Such U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the basis or holding periods of the particular shares of First Mid common stock received in the merger.
In addition, U.S. Treasury regulations under Section 358 of the Internal Revenue Code provide that where a stockholder surrenders shares of target stock in an exchange and receives cash and shares of acquiror stock, then, to the extent the terms of the exchange specify that shares of acquirer stock or cash are received in exchange for a particular share of target stock surrendered, the terms of the exchange shall control for the purpose of determining the gain to the extent the terms of the exchange are economically reasonable. Therefore, a U.S. holder might be permitted to calculate the amount of taxable gain separately for each share of SCB common stock surrendered in the merger based on the specific consideration received for such share. This result might be permitted if the stockholder designates, on the election form (and as specifically authorized by the merger agreement), specific shares of SCB common stock to be exchanged for cash or to be exchanged for First Mid common stock, as the case may be. Such a designation might result in less taxable gain to a U.S. holder even if the holder holds a single block of SCB common stock with a uniform tax basis. However, it is unclear whether a designation described in this paragraph will be treated as satisfying the requirements of the U.S. Treasury regulations, and whether the proration provisions of the merger agreement may affect such designation, and therefore there can be no assurance that the IRS would not successfully challenge a U.S. holder that reports taxable gain on the basis of such a designation. U.S. holders therefore should consult with their tax advisors with respect to the advisability, including any benefits or risks, of making an express designation in their election form.
Generally, a U.S. holder’s aggregate tax basis in the First Mid common stock received by such U.S. holder in the merger in exchange for its SCB common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” will equal such U.S. holder’s aggregate tax basis in the SCB common stock surrendered in the merger, increased by the amount of taxable gain or dividend income (see below), if any, recognized by such U.S. holder in the merger (other than with respect to cash received in lieu of fractional shares of First Mid common stock), and decreased by the amount of cash, if any, received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of First Mid common stock). The holding period for the shares of First Mid common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of First Mid Common Stock,” generally will include the holding period for the shares of SCB common stock exchanged therefor.
Any capital gain generally will be long-term capital gain if the U.S. holder held the shares of SCB common stock for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations. It is possible that all or part of the gain that a U.S. holder of SCB common stock recognizes could be treated as dividend income rather than capital gain. The gain recognized in the merger generally will be treated as capital gain, and not a dividend, if the deemed redemption associated with payment of cash to a holder of SCB common stock results in a meaningful reduction in such holder’s deemed percentage share ownership of First Mid relative to what its percentage ownership would have been if it had received solely shares of First Mid common stock rather than a combination of cash and shares of First Mid common stock in the merger. The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a meaningful reduction if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership as a result of the deemed redemption. These rules are complex and dependent upon specific factual circumstances particular to each U.S. holder. Each U.S. holder that owns First Mid common stock before the effective time of the merger should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.
Cash in Lieu of Fractional Shares of First Mid Common Stock. A U.S. holder who receives cash instead of a fractional share of First Mid common stock will be treated as having received the fractional share of First Mid common stock pursuant to the merger and then as having exchanged the fractional share of First Mid common stock for cash in a redemption by First Mid. In general, this deemed redemption will be treated as a sale or exchange, and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of SCB common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the SCB common stock exchanged by such U.S. Holder is greater than one year as of the effective time of the merger.
Tax Consequences of Special Cash Dividend. Immediately prior to the closing of the merger, SCB will pay the special cash dividend to its shareholders. Although the matter is not free from doubt and no ruling from the Internal Revenue Service or opinion will be obtained in this respect, SCB intends to take the position (and this discussion assumes) that the special cash dividend will be treated as a distribution from SCB for U.S. income tax purposes and not as cash consideration received pursuant to the merger.
The special cash dividend generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of SCB’s current and accumulated earnings and profits. However, with respect to the special cash dividend received by individuals, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period requirements are satisfied and subject to other applicable limitations. Special cash dividend distribution in excess of SCB’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a U.S. holder’s adjusted tax basis in SCB’s common stock, calculated on a share-by-share basis, and thereafter as capital gain from the sale or exchange of such common stock. Special dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations and conditions. The determination of SCB’s earning and profits entails complex factual and legal analysis which will not be completed until after the Effective Time of the Merger. U.S. holders should consult their tax advisors for the potential U.S. federal income tax consequences to them if the special cash dividend were treated as additional cash received in connection with the Merger and not as a distribution.
Medicare Tax on Unearned Income. A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain incurred in connection with the merger.
Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of SCB common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption satisfactory to First Mid and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
A U.S. holder of SCB common stock, as a result of having received First Mid common stock in the merger, will be required to retain records pertaining to the merger. In addition, each U.S. holder of SCB common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth such holder’s basis in the SCB common stock surrendered and the fair market value of the First Mid common stock and cash received in the merger. A “significant holder” is a holder of SCB common stock who, immediately before the merger, owned at least 5% of the vote or value of the outstanding stock of SCB or securities of SCB with a basis for federal income taxes of at least $1 million.
Tax Implications to Non-U.S. Stockholders. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of SCB common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder. The rules governing the U.S. federal income taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a limited summary of those rules. Any gain a non-U.S. holder recognizes from the exchange of SCB common stock for First Mid common stock and cash in the merger and any capital gain from the sale or exchange of SCB common stock described above under
“-Tax Consequences of Special Cash Dividend” generally will not be subject to U.S. federal income taxation unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States, or (b) in the case of a non- U.S. holder who is an individual, such stockholder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met. Non-U.S. holders described in (b) above will be subject to a flat 30% tax on any gain recognized, which may be offset by U.S. source capital losses.
Generally, but subject to the discussion above under “-Tax Consequences of Special Cash Dividend” and the discussion below under “-The Foreign Account Tax Compliance Act (“FATCA”),” the special cash dividend paid to non-U.S. holders will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable United States income tax treaty. In order to obtain the benefit of any applicable United States income tax treaty, a non-U.S. holder will have to provide certain Internal Revenue Service forms (e.g., Form W-8BEN).
Except as may be otherwise provided in an applicable United States income tax treaty, a non-U.S. holder that conducts a trade or business within the United States generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and such dividends will not be subject to the withholding described above. A foreign corporation may also be subject to a 30% “branch profits tax” unless a lower rate applies under an applicable United States income tax treaty.
If any gain or dividend income a non-U.S. holder recognizes from the exchange of SCB common stock for First Mid common stock and cash in the merger or from the special cash dividend the non-U.S. holder receives is effectively connected with the conduct of such trade or business, then the gain or the dividend income will be subject to U.S. federal income tax at graduated rates for non-U.S. holders other than corporations and the flat corporate rate (currently 21%) for non-U.S. holders that are corporations (including, if applicable, special lower rates that may be applicable to certain gain and dividends). If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the non-U.S. holder’s country of residence, any effectively connected gain or dividend income would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States. Payment of the special cash dividend that is effectively connected with the U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax on dividends described above. To claim exemption from withholding for any effectively connected dividend or gain, the non-U.S. holder must certify its qualification, which can be done by providing Form W-8ECI. In addition, non-U.S. holders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty), referenced above, on their effectively connected earnings and profits for the taxable year, which would include such gain.
The Foreign Account Tax Compliance Act (“FATCA”). Subject to any intergovernmental agreement, a 30% withholding tax on the special cash dividend generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution,” it undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption under FATCA. If withholding is required under FATCA on the special cash dividend paid to an SCB stockholder that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment, such SCB stockholder generally will be required to seek a refund or credit from the Internal Revenue Service to obtain the benefits of such exemption or reduction. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.
This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign tax consequences to you of the merger and the special cash dividend.

DESCRIPTION OF THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete text of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.
The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger The merger agreement contains representations and warranties that First Mid and SCB made to each other as of specific dates. The representations and warranties were negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligations to complete the merger. The statements embodied in those representations and warranties may be subject to important limitations and qualifications as set forth therein, including a contractual standard of materiality different from that generally applicable under federal securities laws.
General
Subject to the terms and conditions of the merger agreement and in accordance with Illinois law, SCB will merge with and into Merger Sub, a wholly owned subsidiary of First Mid. Merger Sub will be the surviving company in the merger and continue its corporate existence as a wholly-owned subsidiary of First Mid. Upon consummation of the merger, the separate corporate existence of SCB will terminate. The merger is anticipated to be completed in late 2018. After the merger is completed, First Mid plans to merge Soy Capital Bank with and into First Mid Bank. At such time, Soy Capital Bank’s banking offices will become banking offices of First Mid Bank. Until the banks are merged, First Mid will own and operate Soy Capital Bank and First Mid Bank as separate bank subsidiaries.
Closing and effective time

Closing. The closing of the merger will take place on the fifth business day following the satisfaction or waiver of the conditions to closing set forth in the merger agreement, or at another time that both parties mutually agree upon. See “-Conditions to completion of the merger” for a more complete description of the conditions that must be satisfied prior to closing. The date of the completion of the merger sometimes is referred to in this proxy statement/prospectus as the “closing date.”
Completion of the Merger. The merger will become effective as of the date and time specified in the articles of merger that will be filed with the Illinois Secretary of State. The time at which the merger becomes effective is sometimes referred to in this proxy statement/prospectus as the “effective time.”
Merger consideration and special cash dividend

If the merger is completed, each share of SCB common stock which SCB stockholders own immediately before the completion of the merger will be converted into the right to receive, at the election of each stockholder, either (a) $307.93 in cash or (b) 8.0228 shares of common stock, par value $4.00 per share, of First Mid, less any applicable taxes required to be withheld and subject to certain adjustments and proration as set forth in the merger agreement. Overall elections are subject to proration such that, depending on the number of shares of SCB common stock electing shares of First Mid common stock, between 19% and 32.5% of the shares of SCB common stock will be exchanged for cash, and between 67.5% and 81% will be exchanged for First Mid common stock. Additionally, SCB’s outstanding stock options will be fully vested upon consummation of the merger, and all outstanding SCB stock options that are unexercised prior to the closing will be cashed out pursuant to the terms of the merger agreement. In addition, immediately prior to the closing of the merger, SCB will pay a special cash dividend to its stockholders in the aggregate amount of $25 million (which we refer to as the special cash dividend).  We use the term “special cash dividend per share amount” to mean the portion of the special cash dividend payable with respect to each share of SCB common stock issued and outstanding immediately prior to the closing of the merger which will be approximately $108.50 per share and is calculated by dividing (i) $25 million by (ii) a sum equal to (A) the number of shares of SCB common stock issued and outstanding immediately prior to the closing of the merger, plus (B) the number of SCB stock options issued and outstanding immediately prior to the closing of the merger, plus (C) the 920 shares of SCB common stock that may be acquired pursuant to an outstanding debenture, to the extent not converted into issued and outstanding shares of SCB common stock immediately prior to the closing of the merger. Assuming 226,745 shares of SCB common stock (based on 225,825 shares outstanding and 920 shares able to be acquired pursuant to an outstanding debenture outstanding as of June 12, 2018), and 3,672 options to purchase shares of SCB common stock, in each case outstanding as of immediately prior to the closing, this will result in each share of SCB common stock receiving approximately $108.50 in cash in the form of the special cash dividend, and the exercise price for each option to acquire shares of SCB common stock being reduced by approximately $108.50 as a result of the special cash dividend.
Based on the closing price of First Mid’s common stock of $39.69 on June 12, 2018, and the 225,825 shares of SCB common stock, and 920 shares of SCB common stock able to be acquired pursuant to an outstanding debenture, outstanding as of June 12, 2018, the date of the merger agreement, and assuming approximately 1,875 equity award equivalent shares (which are shares of SCB common stock underlying the 3,672 outstanding SCB stock options being cashed out at the closing of the merger), assuming no adjustments to the merger consideration, SCB stockholders are expected to receive total aggregate merger consideration from First Mid of approximately $97 million ($72 million from First Mid and $25 million from the special cash dividend), if 67.5% of shares of SCB common stock elect stock consideration, and approximately $97.3 million ($72.3 million from First Mid and $25 million from the special cash dividend) if 81% or more of shares of SCB common stock elect stock consideration, subject to receipt of cash in lieu of fractional shares. Shares of SCB common stock held by SCB stockholders who elect to exercise their dissenters’ rights will not be converted into merger consideration.
In addition to being subject to proration, including if more than 67.5% of the shares of SCB common stock elect to be exchanged for First Mid common stock, such that up to 81% of the shares of SCB common stock may elect to receive First Mid common stock, the merger consideration is subject to the following adjustments:

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SCB Consolidated Stockholders’ Equity is Less than $71,161,583. If the closing consolidated balance sheet delivered by SCB to First Mid as of the last day of the month preceding the closing date of the merger, or as of three business days prior to the closing date of the merger if such date is more than three business days following the last day of the preceding month, reflects consolidated stockholders’ equity (as computed and adjusted in accordance with the merger agreement) less than $71,161,583, for every $50,000 shortfall thereof, the cash consideration will be reduced by $0.216 per share. As of June 30, 2018, SCB’s consolidated stockholders' equity as computed in accordance with GAAP was $ 71,253,538. As of the date of this proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause the consolidated stockholders’ equity included in the closing consolidated balance sheet to be less than $71,161,583. For the purposes of this potential adjustment, the consolidated stockholders’ equity of SCB reflected on the closing consolidated balance sheet shall be computed and adjusted in accordance with the terms of the merger agreement to reflect that the following amounts (which amounts cannot be known until the date of the closing consolidated balance sheet) shall be disregarded, and not be taken into account or otherwise reduce such consolidated stockholders’ equity reflected on the closing consolidated balance sheet: (A) any changes to the valuation of the SCB’s investment portfolio attributed to ASC 320, whether upward or downward, from March 31, 2018 until the date of the closing consolidated balance sheet, (B) the aggregate fees and expenses of attorneys, accountants, consultants, financial advisors and other professional advisors incurred by SCB and its subsidiaries in connection with the merger agreement or the transactions contemplated thereby, (C) any amounts paid or payable to any director, officer or employee of SCB or any of its subsidiaries under any contract, severance arrangement, benefit plan or employment practice of SCB or any of its subsidiaries and all other payroll and non-payroll related costs and expenses incurred by SCB or any of its subsidiaries in connection with the merger agreement or the transactions contemplated thereby, (D) costs associated with the termination of SCB’s 401(k) plan, stock option plans and any other employee benefit plan, (E) any costs associated with the termination of SCB’s data processing agreement, (F) any negative provisions for loan losses taken by SCB from the date of the merger agreement until the date of the closing consolidated balance sheet, and (G) any other expenses incurred solely in connection with the transactions contemplated by the merger agreement, in each case incurred or to be incurred by SCB or any of its subsidiaries through the effective time of the merger in connection with the merger agreement and the transactions contemplated thereby.

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Decrease in Market Price of First Mid Common Stock. If at any time during the five business day period commencing on the fifteenth business day preceding the closing date of the merger (which we refer to as the “determination date”), the average closing price of a share of First Mid common stock (we refer to such average closing price as the “First Mid market value”) is less than $32.6248 and decreases by more than 15% in relation to the Nasdaq Bank Index, SCB will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio within five business days of SCB’s notice of termination. First Mid may elect to increase the exchange ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of (A) $38.3821, (B) the exchange ratio and (C) the quotient of the average daily closing value of the Nasdaq Bank Index for the ten consecutive trading days immediately preceding the determination date divided by the average daily closing value of the Nasdaq Bank Index for the ten consecutive trading days immediately preceding June 12, 2018 minus 0.15 and the denominator of which is equal to the average daily closing sales price of First Mid for the ten consecutive trading days immediately preceding the determination date; or (ii) the quotient determined by dividing $38.3821 by the First Mid market value on the determination date, and multiplying the quotient by the product of the exchange ratio and 0.85. If First Mid elects to increase the exchange ratio, the merger agreement will remain in effect in accordance with its terms, except that the consideration for the merger will be increased to reflect the revised exchange ratio. If First Mid declines to increase the exchange ratio, the merger will be abandoned. If First Mid or any company belonging to the Nasdaq Bank Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between June 12, 2018 and the determination date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of adjusting the exchange ratio pursuant to this paragraph.

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Reclassification, Recapitalization or other Readjustment to First Mid Common Stock. If, prior to the effective time, the number of shares of First Mid common stock are changed into a different number of shares or a different class of shares because of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereof shall be declared with a record date within such period, an appropriate and proportionate adjustment shall be made to the exchange ratio so as to provide the holders of SCB common stock with the same economic effect as contemplated by the merger agreement prior to such event.

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Exchange Ratio Adjustment. If any of the foregoing adjustments to the exchange ratio would require First Mid to issue more than 19.9% of the issued and outstanding shares of First Mid common stock, as of June 12, 2018, as merger consideration and in connection with First Mid’s sale of 947,368 shares of First Mid common stock on June 15, 2018 to, in part, finance all or a portion of the cash consideration, First Mid shall have the right to adjust the ratio so that First Mid would not be required to issue more than 19.9% of its outstanding common stock and to increase the cash consideration to reflect, on a per share basis, the aggregate value of the total number of shares of First Mid common stock that otherwise would have been issuable pursuant to the terms of the merger agreement. As of the date of this proxy statement/prospectus, the parties are not aware of any facts or circumstances that would cause more than 19.9% of such amount of First Mid’s common stock to be issued as merger consideration when added to the shares sold on June 15, 2018.

The market price of First Mid common stock will fluctuate before the completion of the merger and may also fluctuate between the completion of the merger and the time holders of SCB common stock receive any First Mid common stock. Holders of SCB common stock should obtain current stock price quotations for First Mid common stock before voting on the merger and before making an election for merger consideration.

No fractional shares of First Mid common stock will be issued in the merger. Instead, First Mid will pay to each holder of SCB common stock who would otherwise be entitled to a fractional share of First Mid common stock an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the weighted average of the daily closing sales prices of a share of First Mid Common Stock as reported on the Nasdaq Global Select Market for the ten consecutive trading days immediately preceding the closing date of the merger by the fractional share of First Mid common stock to which such former holder would otherwise be entitled.
Holders of SCB common stock, even if they make a valid election in accordance with the election procedures described in this proxy statement/prospectus, will not know or be able to calculate until after the completion of the merger whether and to what extent they will be subject to the proration and redesignation procedures described below, and to what extent they will receive cash consideration and/or stock consideration in accordance with their election. Any holder of SCB common stock who does not make a valid election will be deemed to have made an election for stock consideration.
Treatment of SCB Stock Options
SCB’s outstanding stock options will be fully vested upon the effective time of the merger, and all outstanding SCB stock options that are unexercised prior to the effective time of the merger will be automatically cancelled and the holder of each SCB stock option will receive a cash payment (without interest) equal to the product of (a) the excess, if any, of $307.93 over the exercise price per share of such SCB stock option, as such exercise price per share is reduced immediately prior to closing by an amount equal to the special cash dividend per share amount, and (b) the number of shares of SCB common stock issuable upon exercise of such SCB stock option (we refer to this amount as the “option consideration”). As of the effective time of the merger, all SCB stock options, whether or not vested or exercisable, will no longer be outstanding and shall automatically cease to exist, and the holder of SCB stock options will cease to have any rights with respect to such SCB stock option, except the right to receive the option consideration; provided that, if the exercise price of such SCB stock option, as reduced immediately prior to closing by an amount equal to the special cash dividend per share amount, is equal to or greater than $307.93, such SCB stock option shall be cancelled without any payment of option consideration being made. The option consideration will be paid in cash and will not be subject to proration. We use the term “equity award equivalent shares” to refer to the number of shares of SCB common stock underlying the outstanding SCB stock options being cashed out at the closing of the merger. The number of equity award equivalent shares will be equal to (x) the aggregate amount of the option consideration, divided by (y) $307.93.
Stock Election
The merger agreement provides that each holder of SCB common stock who makes a valid election for stock consideration will have the right to receive, in exchange for each share of SCB common stock, subject to proration and redesignation as set forth in the merger agreement and described in this proxy statement/prospectus, a number of shares of First Mid common stock equal to the exchange ratio of 8.0228. We refer to each share for which a stock election has been made as a “stock electing share.”
Even if a holder of SCB common stock makes a valid election for stock consideration, such stockholder may nevertheless receive a mix of cash and stock consideration. The allocation of the mix of consideration payable to SCB stockholders in the merger will not be known until after completion of the merger. The maximum number of shares of SCB common stock that will be converted into the right to receive stock consideration shall be an amount equal to 81% of the issued and outstanding shares of SCB common stock at the effective time of the merger (treating equity award equivalent shares as outstanding shares), resulting in 19% of such amount of SCB shares receiving cash consideration.
The merger agreement provides that if more than 67.5% of the outstanding shares of SCB common stock elects to receive First Mid common stock as consideration from First Mid in the merger, the percentage electing such stock consideration in the merger can rise to be up to 81% of the shares of SCB common stock, with the percentage of shares of SCB common stock receiving cash from First Mid decreasing pro rata.

Cash Election
The merger agreement provides that each holder of SCB common stock who makes a valid election for cash consideration will have the right to receive, in exchange for each share of SCB common stock, subject to proration and redesignation as set forth in the merger agreement and described in this proxy statement/prospectus, $307.93 in cash. We refer to each share for which a cash election has been made as a “cash electing share.”
Even if a holder of SCB common stock makes a valid election for cash consideration, such stockholder may nevertheless receive a mix of cash and stock consideration. The allocation of the mix of consideration payable to SCB stockholders in the merger will not be known until after completion of the merger. The maximum number of shares of SCB common stock and equity award equivalent shares that will be converted into the right to receive cash consideration shall be an amount equal to 32.5% of the issued and outstanding shares of SCB common stock at the effective time of the merger (treating equity award equivalent shares as outstanding shares), resulting in 67.5% of such number of SCB shares receiving cash consideration.
Non-Election
Holders of SCB common stock who fail to make an election or whose elections are not received by the exchange agent by the election deadline or whose forms of election are improperly completed and/or not signed will be deemed to have made an election for stock consideration.
Dissenting Shares
Holders of SCB common stock who perfect their appraisal rights (also referred to as dissenters’ rights) under the IBCA (who we refer to as “dissenting stockholders”) will have the right to receive “fair value” of their shares of SCB common stock, determined as of the date of the meeting at which the merger is approved. This “fair value” could be more than the merger consideration but could also be less. Dissenting stockholders will not have the right to receive merger consideration in the merger and will only be entitled to their rights as dissenting stockholders under the IBCA. If any dissenting stockholder effectively withdraws or loses his, her or its right to dissenters’ rights of appraisal, such holder will have the right to receive merger consideration in the merger and will be deemed to have made an election for stock consideration, unless such holder properly submits an effective election form prior to the election deadline. See “The Merger - SCB stockholder dissenters’ rights.”
Allocation procedures and proration
As a result of the merger, SCB will be merged with and into Merger Sub. Each share of SCB common stock will then be converted into the right to receive cash or shares of First Mid common stock as each SCB stockholder elects, subject to the limitations described in this proxy statement/prospectus. The merger agreement provides that if more than 67.5% of the outstanding shares of SCB common stock elects to receive First Mid common stock as consideration from First Mid in the merger, the percentage electing such stock consideration in the merger can rise to be up to 81% of the shares of SCB common stock, with the percentage of shares of SCB common stock receiving cash from First Mid decreasing pro rata. Specifically, notwithstanding the election of SCB stockholders to receive cash or First Mid common stock: (i) the total number of shares of SCB common stock that will be converted into the right to receive First Mid common stock as consideration shall be no less than 67.5% and no more than 81% of the issued and outstanding shares of SCB common stock at the effective time of the merger (treating equity award equivalent shares as outstanding shares), which will depend on the number of shares of SCB common stock electing shares of First Mid common stock and (ii) the total number of shares of SCB common stock and equity award equivalent shares that will be converted into the right to receive cash consideration shall be no less than 19% and no more than 32.5% of the issued and outstanding shares of SCB common stock at the effective time of the merger (treating equity award equivalent shares as outstanding shares). First Mid shall cause its exchange agent to affect the following allocation and redesignation procedures no later than five business days after the election deadline.

Stock Electing Shares Greater than 81%. If the number of stock electing shares exceeds 81% of the issued and outstanding shares of SCB common stock at the effective time of the merger (treating equity award equivalent shares as outstanding shares), then:

•	All cash electing shares shall be converted into the right to receive the cash consideration;

•	All equity award equivalent shares shall be converted into the right to receive the cash consideration; and

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All stock electing shares will be entitled to receive First Mid common stock only with respect to that number of stock electing shares held by such stockholder equal to the product obtained by multiplying (i) the number of stock electing shares held by such holder by (ii) a fraction, the numerator of which is 81% of the number of SCB common stock outstanding at the effective time of the merger (treating equity award equivalent shares as outstanding shares), and the denominator of which is the number of stock electing shares, with the remaining number of such holder’s stock electing shares being converted into the right to receive the cash consideration.

Cash Electing Shares and Equity Award Equivalent Shares Greater than 32.5%. If the number of cash electing shares and equity award equivalent shares exceeds 32.5% of the issued and outstanding shares of SCB common stock at the effective time of the merger (treating equity award equivalent shares as outstanding shares), then:

•	All stock electing shares shall be converted into the right to receive the stock consideration;

•	All equity award equivalent shares shall be converted into the right to receive the cash consideration; and

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All cash electing shares will be entitled to receive cash consideration only with respect to that number of cash electing shares held by such stockholder equal to the product obtained by multiplying (i) the number of cash electing shares held by such holder by (ii) a fraction, the numerator of which is 32.5% of the number of SCB common stock outstanding at the effective time of the merger (treating equity award equivalent shares as outstanding shares) minus the number of equity award equivalent shares, and the denominator is the number of cash electing shares, with the remaining number of such holder’s cash electing shares being converted into the right to receive the First Mid common stock.

Election and exchange procedures

Election Form and Letter of Transmittal. An election form, that also serves as a letter of transmittal, with instructions for making an election as to the form of consideration that each holder of SCB common stock prefers to receive in the merger with respect to each share of SCB common stock held by such holder will be sent to you under separate cover as soon as practicable after the mailing of this proxy statement/prospectus but in no event later than two weeks thereof. First Mid and SCB will also send an election form to persons who become holders of SCB common stock after the record date for the SCB stockholder’s meeting and the election deadline.
Each holder of SCB common stock who wishes to make an election to receive stock consideration or cash consideration in the merger must submit a properly completed and signed election form to the exchange agent at its designated office by the election deadline. The deadline for making your election will be 5:00 p.m., Chicago Time, on the fifth business day prior to the effective time of the merger, unless you are notified in writing of an earlier election deadline. First Mid will use reasonable efforts to provide notice to SCB stockholders of the anticipated election deadline at least five business days prior to the election deadline.
If your election is not timely and properly made, your shares of SCB stock will be treated as “no election shares” and you will be deemed to have made an election for stock consideration. Neither First Mid nor its exchange agent will be under any obligation to notify any person of any defects in an election form.

The election form also serves as a letter of transmittal. You must carefully follow the instructions in the election form and return a properly executed election form and your SCB stock certificates, if any, to the exchange agent in order to receive the merger consideration for your shares. First Mid stock certificates submitted for exchange must be in a form that is acceptable for transfer (as explained in the election form). Neither First Mid nor its exchange agent will be under any obligation to notify any person of any defects in an election form.
Holders of SCB common stock who cannot locate their stock certificates, should follow the instructions set forth in the election form for lost or stolen stock certificates. Holders of SCB common stock who hold their shares in book-entry form should follow the instructions set forth in the election form with respect to shares of SCB common stock held in book-entry form.
Exchange Agent. First Mid has engaged Computershare Trust Company, N.A. to act as its exchange agent to handle the exchange of SCB common stock for the merger consideration and the payment of cash for any fractional share interest.
SCB stockholders who surrender their stock certificates in connection with the timely and proper submission of an election form prior to the election deadline will automatically receive the merger consideration allocated to them as the result of the merger promptly following the allocation procedures described above. First Mid’s exchange agent will issue by book-entry transfer shares of First Mid common stock and the cash representing the merger consideration, together with cash in lieu of fractional share interests. No interest will be paid on any cash payment.
SCB stockholders who do not return their stock certificates with their election form prior to the election deadline will receive appropriate transmittal materials and instructions from the exchange agent after the merger is complete. Following the effective time of the merger, as soon as reasonably practicable after receipt of such transmittal materials, First Mid’s exchange agent will deliver the merger consideration allocated to such SCB stockholders.
Until the certificates representing SCB common stock are surrendered for exchange, holders of such certificates will not receive the merger consideration or dividends or distributions on the First Mid common stock into which such SCB common stock have been converted. When the certificates are surrendered to First Mid’s exchange agent, any unpaid dividends or other distribution will be paid without interest. In no event will First Mid, the exchange agent, or any other person be liable to any former holder of shares of SCB common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
Holders of SCB common stock should follow the instructions in the election form for sending their stock certificates to the exchange agent.
Voting agreement
On June 12, 2018, the directors of SCB entered into a voting agreement with First Mid. Under this agreement, these stockholders have each agreed to vote, subject to their fiduciary duties, their respective shares of SCB common stock:

•	in favor of the transactions contemplated by the merger agreement;

•	against any action or agreement which would result in a breach of any term of, or any other obligation of SCB under the merger agreement; and

•	against any action or agreement which would impede, interfere with or attempt to discourage the transactions contemplated by the merger agreement.

Furthermore, each of these stockholders agreed not to sell, assign or transfer any shares of SCB common stock that they own without the prior written consent of First Mid. The 17,792 shares of SCB common stock subject to the voting agreement represent approximately 7.8% of SCB’s outstanding shares of common stock as of June 12, 2018. The voting obligations under the voting agreement will automatically terminate upon the earliest of the effective time, the termination of the merger agreement in accordance with its terms or March 12, 2019. A copy of the form of voting agreement is attached to this proxy statement/prospectus as Appendix C.
Conduct of business pending the merger

Conduct of Business of SCB. Under the merger agreement, SCB has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, SCB and its subsidiaries are required to conduct their business in the ordinary course of business and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.
The following is a summary of the more significant restrictions imposed upon SCB, subject to the exceptions set forth in the merger agreement. SCB will not, and will not permit its subsidiaries to, without First Mid’s prior written consent:

•
effect a change in the capitalization of SCB or issue, grant, or sell any options, equity appreciation or purchase rights, warrants, conversion rights or other rights, securities or commitments obligating SCB to issue, sell or register any equity securities, or any securities or obligations convertible into, or exercisable or exchangeable for, any equity securities;

•
pay any dividends or other distributions on any equity securities, except SCB is permitted to (i) continue paying its regular declared and/or accrued semi-annual dividend of $2.80 per share of SCB common stock in the ordinary course of business; (ii) declare and pay the special cash dividend per share amount, and (iii) declare and pay a dividend of up to of fifty percent of any cash death benefits received by Soy Capital Bank (and subsequently distributed to SCB) pursuant to life insurance owned by Soy Capital Bank following the death of an insured thereunder following the date of the merger agreement and prior to the closing of the merger;

•	amend the material terms of, waive any rights under, terminate, knowingly violate the terms of or enter into any contract material to SCB;

•	amend its articles of incorporation or by-laws, the certificate of incorporation or by-laws of certain of its subsidiaries, the charter or by-laws of Soy Capital Bank, or any other governing document;

•
increase the compensation of the officers or key employees of SCB and its subsidiaries, pay any bonuses except in the ordinary course of business, or hire any employee with an annual salary in excess of $100,000;

•	establish, amend, or terminate any employee benefit plan;

•	fail to use commercially reasonable efforts to maintain present insurance coverage in respect of their properties and business;

•
incur or guarantee any indebtedness for borrowed money, except with respect to indebtedness to the Federal Home Loan Bank, trade payables and similar liabilities and obligations incurred in the ordinary course of business;

•
maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to loans previously charged off, on loans and leases outstanding (including accrued interest receivable);

•
enter into any new credit or lending relationships in an amount over $750,000 that would require an exception to Soy Capital Bank’s formal loan policy or to extend additional credit to any person unless within exceptions provided in the merger agreement;

•	apply or consent to any extension of time for filing any tax return or any extension of the period of limitations applicable thereto;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

•
make any expenditure for fixed assets in excess of $100,000 for any single item, or $250,000 in the aggregate, or enter into leases of fixed assets having an annual rental in excess of $100,000 in the aggregate;

•
incur any liabilities or obligations, make any commitments or disbursements, acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the ordinary course of business consistent with prudent banking practices and the current policies of SCB and its subsidiaries;

•	enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

•
settle any action, suit, claim or proceeding against it or any of its subsidiaries in excess of $100,000 or, if less than $100,000 that would impose a material restriction of the business of SCB or any of its subsidiaries or create precedent for claims that are reasonably likely to be material to SCB;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	enter into any employment, consulting or similar agreements that are not terminable by 30 days’ or fewer notice without penalty or obligation;

•
become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any employee (or newly hired employees), director or stockholder; accelerate the vesting of or lapsing of restrictions with respect to any long-term incentive compensation under any benefit plans; cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any company benefit plan; or materially change any actuarial assumptions used to calculate funding obligations with respect to any company benefit plans that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any applicable law;

•	engage or agree to engage in any “covered transaction” within the meaning of Sections 23A or 23B of the Federal Reserve Act or any transactions of the kind referred to in Section; or

•	agree to take, make an agreement to take or adopt any resolutions in support of the actions described above.

Conduct of Business of First Mid. Under the merger agreement, First Mid has agreed to certain restrictions on its activities and the activities of its subsidiaries until the merger is completed or the merger agreement is terminated. In general, First Mid is required to conduct its business in the ordinary course of business and use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.

The following is a summary of the more significant restrictions imposed upon First Mid, subject to the exceptions set forth in the merger agreement. First Mid will not (and neither it nor its subsidiaries will agree to take, make any commitment to take or adopt any resolutions in support of any action to), without SCB’s prior written consent:

•
amend its certificate of incorporation or by-laws or similar governing documents of any of its subsidiaries, in a manner that would materially and adversely affect the benefits of the merger to the stockholders of SCB;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements; or

•	agree to take, make any commitment to take or adopt any resolutions in support of the actions described above.

Certain covenants of the parties

In addition to the restrictions noted above, the merger agreement contains certain other covenants and agreements, including, among other things, the following:

•
First Mid agreed to file its applications with the Federal Reserve and the IDFPR and take all other appropriate actions necessary to obtain the regulatory approvals required for the merger as soon as practicable after the execution of the merger agreement and SCB and Soy Capital Bank agreed to use all reasonable and diligent efforts to assist in obtaining such approvals.

•
First Mid agreed, to the extent necessary, to file a notification form for the listing of the shares of First Mid common stock issuable pursuant to the merger agreement on the Nasdaq Global Select Market.

•
First Mid and SCB each agreed to use their respective commercially reasonable efforts in good faith to satisfy the conditions required to close the merger and to consummate the merger as soon as practicable and not to intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of the merger agreement (including any action that would impair or impede the timely obtainment of the required regulatory approvals) or that would cause any of the representations contained in the merger agreement to be or become untrue.

•	First Mid and SCB each agreed to coordinate with the other the declaration of, record date and payment date for any dividends on either party’s common stock.

•	SCB agreed to declare and cause to be paid to holders of SCB common stock the $25 million special cash dividend in a per share amount immediately prior to the closing of the merger.

•	SCB agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining approval of the merger agreement and the transactions contemplated therein.

•	First Mid and SCB each agreed to coordinate any public statement regarding the transactions contemplated by the merger agreement to the media.

The merger agreement also contains certain covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger-Interests of certain persons in the merger” on page 53.
No solicitation of or discussions relating to an acquisition proposal

Except as described below, SCB has agreed in the merger agreement that it will not, and will cause Soy Capital Bank to not, solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes an acquisition proposal. SCB also agreed to cause each of its each of its officers, directors, employees, consultants, accountants, brokers, financial advisors, legal counsel, agents, advisors and other representatives to cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any person (other than First Mid) regarding any proposal that constitutes, or could reasonably be expected to lead to, any acquisition proposal.
Notwithstanding the foregoing restrictions, prior to obtaining approval of the merger from the SCB stockholders, in the event that the SCB board of directors determines in good faith and after consultation with outside counsel, that in light of an acquisition proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with its fiduciary duties, SCB’s board of directors may, in response to an unsolicited acquisition proposal that constitutes or is reasonably expected to result in a superior acquisition proposal, subject to certain conditions, including notice to First Mid, (i) furnish information with respect to SCB or Soy Capital Bank to such person making such acquisition proposal pursuant to a customary confidentiality agreement and (ii) participate in discussions or negotiations regarding such acquisition proposal and/or (iii) terminate the merger agreement in order to concurrently enter into an agreement with respect to such superior acquisition proposal. However, prior to terminating the merger agreement pursuant to this provision, SCB must provide First Mid at least five days’ notice thereof and provide First Mid with an opportunity, pursuant to procedures set forth in the merger agreement, to make an offer that is more favorable to the SCB stockholders.
Under the merger agreement, “superior acquisition proposal” means an acquisition proposal containing terms that the board of directors of SCB determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to SCB’s stockholders than the merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the SCB board of directors, is reasonably capable of being obtained by such third party.
If First Mid terminates the merger agreement because SCB breaches its covenant not to solicit an acquisition proposal from a third party or if SCB terminates the merger agreement in order to enter into an agreement for a superior proposal, SCB will pay to First Mid a termination fee equal to $2,850,000. See “-Termination fee.”
Representations and warranties

The merger agreement contains representations and warranties made by SCB and First Mid. These include, among other things, representations relating to:

•	valid corporate organization and existence;

•	ownership of their respective subsidiaries;

•	corporate power and authority to enter into the merger and the merger agreement;

•	absence of any breach of organizational documents or law as a result of the merger;

•	capitalization;

•	consents and approvals;

•	financial statements;

•	filing of necessary reports with regulatory authorities;

•	loans and allowance for loan losses;

•	compliance with the Community Reinvestment Act;

•	compliance with laws; and

•	broker/finder fees.

SCB made additional representations and warranties to First Mid in the merger agreement relating to, among other things:

•	books of minutes and stock records;

•	undisclosed liabilities;

•	real property, personal property and other material assets;

•	compliance with, absence of default under and information regarding, material contracts;

•	affiliate transactions;

•	environmental matters;

•	employee matters;

•	employee benefit plans;

•	intellectual property;

•	certain tax matters;

•	insurance matters;

•	investment securities;

•	insurance activities;

•	agriculture related activities; and

•	performance of duties with respect to fiduciary accounts.

Conditions to completion of the merger

Closing Conditions for the Benefit of First Mid and Merger Sub. The obligations of First Mid and Merger Sub are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of SCB in the merger agreement as of the closing date of the merger, except as otherwise set forth in the merger agreement;

•	performance by SCB in all material respects of its obligations under the merger agreement;

•	approval of the merger agreement and the transactions contemplated therein at the meeting of SCB stockholders;

•	execution and delivery of the articles of merger, in form suitable for filing with the Illinois Secretary of State;

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt of all necessary regulatory approvals;

•
the registration statement, of which this proxy statement/prospectus is a part, concerning First Mid common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•
receipt of a certificate signed on behalf of SCB certifying (i) the accuracy of the representations and warranties of SCB in the merger agreement and (ii) performance by SCB in all material respects of its obligations under the merger agreement;

•
receipt of a tax opinion from its tax counsel that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of First Mid and SCB will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•
no material adverse change in SCB or business conduct by SCB outside of the ordinary course of business of SCB, except as required under the merger agreement, or inconsistent with prudent banking practices since June 12, 2018.

Closing Conditions for the Benefit of SCB. SCB’s obligations are subject to fulfillment of certain conditions, including:

•	accuracy of representations and warranties of First Mid and Merger Sub in the merger agreement as of the closing date of the merger, except as otherwise set forth in the merger agreement;

•	performance by each of First Mid and Merger Sub in all material respects of its respective obligations under the merger agreement;

•	approval of the merger agreement and the transactions contemplated therein at the meeting of SCB stockholders;

•	execution and delivery of the articles of merger, in form suitable for filing with the Illinois Secretary of State;

•
no order, injunction, decree, statute, rule, regulation or other legal restraint or prohibition preventing or making illegal the consummation of the merger or any of the other transactions contemplated by the merger agreement;

•	receipt of all necessary regulatory approvals;

•
the registration statement, of which this proxy statement/prospectus is a part, concerning First Mid common stock issuable pursuant to the merger agreement having been declared effective by the SEC and continuing to be effective as of the effective time of the merger;

•
receipt of a certificate signed on behalf of First Mid certifying (i) the accuracy of representations and warranties of First Mid and Merger Sub in the merger agreement and (ii) performance by each of First Mid and Merger Sub in all material respects of its respective obligations under the merger agreement;

•
receipt of a tax opinion from its tax advisor that (i) the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of First Mid and SCB will be a party to such reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

•	no material adverse change in First Mid since June 12, 2018.

Termination

First Mid and SCB may mutually agree to terminate the merger agreement and abandon the merger at any time. Subject to conditions and circumstances described in the merger agreement, either First Mid or SCB may terminate the merger agreement as follows:

•
any regulatory authority has denied approval of any of the transactions contemplated by the merger agreement or issued a final nonappealable order that has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger, or any application for a necessary regulatory approval has been withdrawn at the request of a regulatory authority, provided that such right to terminate is not available to a party whose failure to perform or observe the covenants of the merger agreement has been the cause of the denial or withdrawal of regulatory approval;

•
the merger is not completed by March 12, 2019 (which we refer to as the “outside date”), provided that such right to terminate is not available to a party whose failure to fulfill any of its obligations under the merger agreement has resulted in the failure of the merger to be completed before such date;

•	approval of the SCB stockholders necessary for the merger is not obtained; or

•	any state or federal law, rule or regulation is adopted or issued and becomes effective and has the effect of prohibiting the merger.

In addition, SCB may terminate the merger agreement as follows:

•
if SCB is not in material breach of the merger agreement, and any of the representations or warranties of First Mid are or become untrue or inaccurate such that the conditions set forth in the merger agreement would not be satisfied or there has been a breach by First Mid of any of its covenants or agreements in the merger agreement causes it to fail to perform in all material respects all agreements required to be performed by it under the merger agreement, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of two business days before the outside date or thirty days after notice to First Mid from SCB;

•
prior to SCB’s meeting of stockholders, in order to enter into an agreement with respect to an unsolicited superior proposal from a third party, provided that First Mid be provided with an opportunity, pursuant to procedures set forth in the merger agreement, to make an offer that is more favorable to the SCB stockholders, and further provided that the termination fee is paid by SCB to First Mid; or

•
if at any time during the five business day period commencing on the fifteenth business day immediately preceding the effective time of the merger, the average closing price of a share of First Mid common stock is less than $32.6248 and decreases by more than 15% in relation to the Nasdaq Bank Index, SCB will have the right to terminate the merger agreement unless First Mid elects to increase the exchange ratio pursuant to the formula described in the section entitled “The Merger Agreement-Merger Consideration.”

In addition, First Mid may terminate the merger agreement as follows:

•
if First Mid is not in material breach of the merger agreement, and any of the representations or warranties of SCB are or become untrue or inaccurate such that the conditions set forth in the merger agreement would not be satisfied or there has been a breach by SCB of any of its covenants or agreements in the merger agreement causes it to fail to perform in all material respects all agreements required to be performed by it under the merger agreement, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of two business days before the outside date or thirty days after notice to SCB from First Mid; or

•
prior to SCB’s stockholders meeting if SCB’s board of directors (i) approves or recommends, or proposes publicly to approve or recommend, any acquisition of SCB by a third-party, and/or permits SCB to enter into an acquisition agreement with a third party or (ii) recommends that the stockholders of SCB tender their shares of SCB common stock in an tender offer or exchange offer for SCB common stock has commenced (other than by First Mid or its affiliates) or fails to recommend rejection of such offer within ten business days after its commencement.

Any termination of the merger agreement will not relieve the breaching party from liability resulting from its fraud or any willful and material beach by that party of the merger agreement.

Termination fee

SCB has agreed to pay First Mid a termination fee of $2,850,000 if the merger agreement is terminated:

•
by First Mid or SCB if the merger has not been consummated by March 12, 2019 because of a breach by SCB of its covenant not to solicit acquisition proposals and, prior to such termination, an alternative proposal (substituting 50% for the 15% thresholds in the definition thereof, which we refer to as a “qualifying transaction”) was publicly announced or otherwise communicated to First Mid and is not withdrawn or otherwise abandoned and such qualifying transaction is consummated within 12 months following the termination of the merger agreement;

•
by First Mid or SCB if the SCB stockholder approval has not been obtained because of a breach by SCB of its covenant not to solicit acquisition proposals and prior to the special meeting a qualifying transaction was publicly announced or otherwise communicated to First Mid and is not withdrawn or otherwise abandoned and such qualifying transaction is consummated within 12 months following the termination of the merger agreement;

•
by First Mid if SCB has breached its covenant not to solicit acquisition proposals and prior to such termination an alternative proposal was publicly announced or otherwise communicated to First Mid and is not withdrawn or otherwise abandoned and such alternative offer is consummated within 12 months following the termination of the merger agreement;

•	by SCB in connection with accepting a superior proposal; or

•
by First Mid if (i) the SCB board of directors fails to include in the proxy statement/prospectus the recommendation that the stockholders approve the merger agreement and the transactions contemplated thereby, including the merger, or makes a company recommendation change, (ii) the SCB board of directors approves or recommends an alternative proposal or superior proposal and/or permits SCB to enter into an alternative acquisition agreement related to an alternative proposal or a superior proposal, (iii) SCB fails to call a special meeting of its stockholders or to deliver the proxy statement/prospectus to its stockholders in material breach of specified provisions of the merger agreement, or (iv) a tender offer or exchange offer for the outstanding shares of SCB common stock is commenced and the SCB board of directors recommends that the SCB stockholders tender their shares in connection with such offer or within ten business days after the commencement of such tender or exchange offer, or the SCB board of directors fails to recommend rejection of such offer.

Management of First Mid after the merger

The First Mid executive officers will remain the same following the merger. Although not required by the merger agreement, and subject to analysis of compliance with applicable corporate governance, Nasdaq and SEC requirements and rules, the First Mid board of directors is currently contemplating appointing Robert C. Smith, who currently serves as the President of SCB and as a member of the SCB board of directors, to serve on the First Mid board of directors at some time following his retirement which is anticipated to occur on or about December 31, 2018. No formal action has been taken by the First Mid board of directors with respect to such currently contemplated appointment. SCB will be merged with and into Merger Sub, the sole member of which is First Mid.
Nasdaq stock listing

First Mid common stock currently is listed on the Nasdaq Global Select Market under the symbol “FMBH.” SCB’s common stock is not traded on any established public trading market. The shares to be issued to SCB’s stockholders as merger consideration also will be eligible for trading on the Nasdaq Global Select Market.

Amendment

The merger agreement may be amended in writing by the parties.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS AND CERTAIN BENEFICIAL OWNERS OF SCB

The following table sets forth, as of July 31, 2018, the shares of SCB common stock beneficially owned by
(i) each director, the chief executive officer, the chief financial officer and the next other most-highly compensated executive officer of SCB, (ii) all directors and executive officers as a group and (iii) each person who is known by SCB to own beneficially 5% or more of the SCB common stock (who is not also a director).

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership (1)	Percent of Shares of Common Stock Outstanding

Directors and Named Executive Officers: (2)

Kevin J. Breheny (3)	2,557	1.1%
Andrew R. Cave (4)	111	*
Carl E. Curry (5)	2,041	*
David W. Fedor (6)	122	*
John K. Fischer (7)	785	*
C. Malcolm Head	50	*
Kathleen D. Klein (8)	45	*
William K. Lehman (9)	102	*
Gretchen K. Murphy (10)	685	*
Christopher T. Riley (11)	66	*
Dr. Gayle Saunders (12)	524	*
Joseph M. Schrodt (13)	1,688	*
William P. Shade III (14)	8,710	3.8%
Robert C. Smith (15)	12,910	5.7%
Brian R. Thompson (16)	195	*
Kevin M. Voss (17)	545	*
Rodney E. Weigelmann (18)	395	*

All Directors and Executive Officers as a Group (17 persons)	31,531	14%

Principal Stockholders:

Margaret R. Bollinger (19) 99 Arundel Place Clayton, Missouri 63105	13,580	5.9%

*	Less than 1%.
(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of our common stock if he or she has or shares voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from
July 31, 2018. As used herein, “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose or direct the disposition of shares. The shares set forth in this table include all shares held directly, as well as by spouses and minor children, in trust and in other forms of indirect ownership. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(2)	The business address of each director and executive officer is 455 North Main Street, Decatur, Illinois 62523.
(3)	Includes 176 shares of unvested share awards under the SCB Director Stock Option Plan.

(4)	Includes 16 shares of unvested share awards under the SCB Director Stock Option Plan and 45 shares of unvested share awards under the SCB Executive Officer Stock Option Plan.
(5)	Includes 176 shares of unvested share awards under the SCB Director Stock Option Plan.
(6)	Includes 72 shares of unvested share awards under the SCB Director Stock Option Plan.
(7)	Includes 445 shares of unvested share awards under the SCB Executive Officer Stock Option Plan.
(8)	Includes 45 shares of unvested share awards under the SCB Executive Officer Stock Option Plan.
(9)	Includes 52 shares of unvested share awards under the SCB Director Stock Option Plan.
(10)	Includes 445 shares of unvested share awards under the SCB Executive Officer Stock Option Plan.
(11)	Includes 16 shares of unvested share awards under the SCB Director Stock Option Plan.
(12)	Includes 176 shares of unvested share awards under the SCB Director Stock Option Plan.
(13)	Includes 176 shares of unvested share awards under the SCB Director Stock Option Plan.
(14)
Includes 7,668 shares in trust over which Mr. Shade has power as trustee, 866 shares in trust over which Mr. Shade's wife has power as trustee and 176 shares of unvested share awards under the SCB Director Stock Option Plan.

(15)
Includes 4,044 shares in Mr. Smith's name, 771 in Mr. Smith's individual retirement account, 570 shares in Mr. Smith's wife's name, 6,904 shares in 4 trusts over which Mr. Smith's wife has power as trustee or co-trustee, 445 shares of unvested share awards under the SCB Executive Officer Stock Option Plan and 176 shares of unvested share awards under the SCB Director Stock Option Plan.

(16)	Includes 195 shares of unvested share awards under the SCB Executive Officer Stock Option Plan.
(17)	Includes 445 shares of unvested share awards under the SCB Executive Officer Stock Option Plan.
(18)	Includes 395 shares of unvested share awards under the SCB Executive Officer Stock Option Plan.
(19)	Includes 2,800 shares in Ms. Bollinger's name, 5,780 shares in an investment account and 5,000 shares in 2 trusts over which Ms. Bollinger has power as trustee or co-trustee.

COMPARISON OF RIGHTS OF FIRST MID STOCKHOLDERS AND
SCB STOCKHOLDERS
As a stockholder of SCB, your rights are governed by SCB’s articles of incorporation and its bylaws, each as currently in effect. Upon completion of the merger, SCB stockholders who receive shares of First Mid common stock in exchange for their shares of SCB common stock will become stockholders of First Mid and their rights will be governed by First Mid’s amended and restated certificate of incorporation and amended and restated bylaws, each as currently in effect, as well as the rules and regulations applying to public companies. First Mid is incorporated in Delaware and subject to the Delaware Statutory Code and SCB is incorporated in Illinois and is subject to the Illinois Compiled Statutes.
The following discussion summarizes material similarities and differences between the rights of SCB stockholders and First Mid stockholders and is not a complete description of all of the differences or of the specific provisions referred to in this summary. This discussion is qualified in its entirety by reference to the Delaware Statutory Code and the Illinois Compiled Statutes, and First Mid’s certificate of incorporation, SCB’s articles of incorporation and First Mid’s and SCB’s respective bylaws, each as amended and restated from time to time

	First Mid Stockholder Rights	SCB Stockholder Rights
Authorized Capital Stock:
First Mid is authorized to issue 30,000,000 shares of common stock, par value $4.00 per share, and one million shares of preferred stock, no par value per share.
As of August 2, 2018, which takes into account First Mid’s sale of 947,368 shares of common stock on June 15, 2018, First Mid had 15,290,146 shares of common stock outstanding, 573,065 shares of common stock held in treasury and zero shares of preferred stock outstanding.

SCB is authorized to issue 600,000 shares of common stock, par value $7.50 per share.
As of August 2, 2018, SCB had 225,825 shares of common stock outstanding and zero shares of common stock held in treasury.

Dividends:	First Mid’s board of directors may declare dividends at any regular or special meeting, pursuant to law.	SCB’s board of directors may declare dividends from time to time, pursuant to law.
Number of Directors; Classification:
First Mid’s board of directors currently consists of 8 members. First Mid’s amended and restated certificate of incorporation provide that the number of directors constituting the entire board of directors shall be determined by resolution of the board of directors or by First Mid’s stockholders at an annual meeting and shall be not less than one nor more than twenty-one.
SCB’s board of directors currently consists of eleven members. SCB’s bylaws provide that there shall be eleven directors.
	First Mid’s board of directors is divided into three classes. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of stockholders.	SCB’s board of directors is divided into three classes. Directors are elected for three-year terms, with one class of directors up for election at each annual meeting of stockholders.

	First Mid Stockholder Rights	SCB Stockholder Rights
Election of Directors; Vacancies:
Each First Mid stockholder is entitled to one vote for each share of capital stock having voting power held by such stockholder.
First Mid’s amended and restated certificate of incorporation and bylaws do not provide for cumulative voting.
First Mid’s amended and restated certificate of incorporation provide that any vacancy on the board of directors may be filled by a majority of the directors then in office, or by a sole remaining director.

Each SCB stockholder is entitled to one vote for each share of stock held by such stockholder.
SCB’s bylaws provide that stockholders may cumulate their votes in the election of directors and give one candidate as many votes as the number of directors multiplied by the number of shares such stockholder owns or distribute such votes on the same principle among as many candidates as the stockholder sees fit.
SCB’s bylaws provide that any vacancy on the board of directors may be filled by a majority of the directors then in office or by an election at an annual meeting or special meeting of the stockholders.

Removal of Directors:
First Mid’s amended and restated certificate of incorporation provide that any director, whether elected by the stockholders, or appointed by the directors, may be removed from office only for cause and by the affirmative vote or written consent of the holders of shares having at least 66.66% of the voting power of all outstanding capital stock of First Mid entitled to vote thereon.

Neither SCB’s bylaws nor its articles of incorporation address removal of directors. Under Illinois law, directors may be removed, with or without cause, at a meeting of stockholders by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors, subject to certain exceptions.

Call of Special Meeting of Directors:
First Mid’s amended and restated bylaws provide that a special meeting of the board of directors may be called by the president on two days' notice to each director, or called by the president or corporate secretary on the written request of two directors.
SCB’s bylaws provide that a special meeting of the board of directors may be called by the chairman, the president or by eight of the directors with at least three days’ notice.
Limitation on Director Liability:
First Mid’s amended and restated certificate of incorporation provide that no director shall be personally liable to First Mid or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that liability is not eliminated or limited with respect to: (i) any breach of the director’s duty of loyalty to First Mid or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.
Neither SCB’s articles of incorporation nor its bylaws provide for limitations on director liability.

	First Mid Stockholder Rights	SCB Stockholder Rights
Indemnification:	First Mid’s amended and restated certificate of incorporation provide that First Mid shall indemnify all persons whom it may indemnify to the fullest extent permitted by Section 145 of the DGCL.
SCB’s bylaws provide that each person who is or was a director or officer of SCB and who was or is a party or was or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of SCB, or is or was serving at the request of SCB as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by SCB as a matter of right against any and all expenses (including attorneys' fees) actually and reasonably incurred by such person and against any and all claims, judgments, fines, penalties, liabilities and amounts paid in settlement actually incurred by such person in defense of such claim, action, suit or proceeding, including appeals, to the full extent permitted by applicable law.

Call of Special Meetings of Stockholders:
First Mid’s amended and restated bylaws provide that a special meeting of the stockholders may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in an amount of the entire capital stock of First Mid issued and outstanding and entitled to vote.
Such request must state the purpose or purposes of the proposed meeting.
Written notice stating the place, date, and hour of the meeting and the purposes for which the meeting is called must be given not less than 10 days nor more than 50 days before the date of the meeting, to each stockholder entitled to vote at such meeting. Only business set forth in the notice shall be addressed at the special meeting.

SCB’s bylaws provide that a special meeting of the stockholders may be called by the president, by the board of directors or by the holders of not less than one-half of all of the outstanding shares of SCB.

Written notice stating the place, date, time and purpose of the meeting must be given not less than 10 days nor more than 60 days, or in the case of a merger or consolidation not less than 20 nor more than 60 days, prior to the date of the meeting to each stockholder of record entitled to vote at the meeting.

Quorum of Stockholders:
First Mid’s amended and restated bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute.

SCB’s bylaws provide that the holders of a majority of the outstanding shares of SCB, present in person or by proxy, constitute a quorum at a stockholders’ meeting, except as otherwise provided by law.

	First Mid Stockholder Rights	SCB Stockholder Rights
Advance Notice Regarding Stockholders Nomination of Candidates for Election to the Board of Directors:
First Mid’s amended and restated certificate of incorporation provide that nominations, other than those made by or on behalf of the existing First Mid board of directors shall be made pursuant to timely notice in proper written form to First Mid’s corporate secretary.
Neither SCB’s articles of incorporation nor its bylaws address stockholder nominations of candidates for election to SCB’s board of directors.

To be timely, a stockholder’s nomination shall be delivered or mailed by first class United States mail, postage prepaid, to the corporate secretary of First Mid not fewer than 14 days nor more than 60 days prior to any meeting of the stockholders called for the election of directors

Each written nomination shall set forth (1) the name, age, business address and, if known, residence address of each nominee proposed in such written nomination, (2) the principal occupation or employment of each such nominee for the past five years and (3) the number of shares of stock of First Mid beneficially owned by each such nominee and by the nominating stockholder.

Stockholder Action by Written Consent:
First Mid’s amended and restated bylaws provide that any action required to be taken at any annual or special meeting of First Mid stockholders, or any action which may be taken at any annual or special meeting of First Mid stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to First Mid stockholders who have not consented in writing.

SCB’s bylaws provide that any action required to be taken at any meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the stockholders entitled to vote with thereon.

	First Mid Stockholder Rights	SCB Stockholder Rights
Appointment and Removal of Officers:
First Mid’s amended and restated bylaws provide that each officer shall be chosen by the board of directors and shall hold their office for such terms as determined from time to time by the board of directors and until his or her successor is chosen and qualified.
SCB’s bylaws provide that the officers shall be appointed by the board of directors annually at the first meeting of the board of directors held after each annual meeting of the stockholders.
	Any officer may be removed by the affirmative vote of a majority of the board of directors.	Any officer may be removed by the board of directors.
Mergers, Consolidations and Similar Transactions
Under Delaware law, subject to limited exceptions, the board of directors and the holders of a majority of the outstanding shares entitled to vote must approve a merger, consolidation, or sale of all or substantially all of a corporation’s assets.

Under Illinois law, subject to limited exceptions, the board of directors and the holders of at least two-thirds of the outstanding shares entitled to vote must approve a merger, consolidation or exchange of shares.

Amendment to Charter and Bylaws:	Under its amended and restated certificate of incorporation, First Mid reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation.	SCB’s articles of incorporation do not address the right to amend, alter, change or repeal any provision contained in its article of incorporation.

Pursuant to First Mid’s amended and restated bylaws and certificate of incorporation, the bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the board of directors at any regular meeting of the board of directors or of the stockholders or at any special meeting of the board of directors or of the stockholders, if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting of the stockholders
Pursuant to SCB’s bylaws, the bylaws may be altered, amended or repealed with the approval of two-thirds of all of the members of the board of directors.

STOCKHOLDER PROPOSALS

First Mid. First Mid’s 2018 annual meeting of stockholders was held on April 25, 2018. First Mid generally holds its annual meeting of the stockholders in April of each year and it is anticipated that its 2019 annual meeting of stockholders will be held in April of 2019. In order to be eligible for inclusion in First Mid’s proxy materials for the 2019 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at First Mid’s main office at 1421 Charleston Avenue, P.O. Box 499, Mattoon, Illinois 61938, no later than November 20, 2018. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act. Any stockholder wishing to nominate an individual for election as a director at the 2018 annual meeting must comply with certain provisions in First Mid’s certificate of incorporation. First Mid’s certificate of incorporation establishes an advance notice procedure with regard to the nomination, other than by or at the direction of First Mid’s board of directors, of candidates for election as directors. If the notice is not timely and in proper form, the proposed nomination will not be considered at the annual meeting. Generally, such notice must be delivered to or mailed to and received by the corporate secretary of First Mid not fewer than 14 days nor more than 60 days before a meeting at which directors are to be elected. To be in proper form, each written nomination must set forth: (1) the name, age business address and, if known, the residence address of the nominee, (2) the principal occupation or employment of the nominee for the past five years, and (3) the number of shares of stock of First Mid beneficially owned by the nominee and by the nominating stockholder. The stockholder must also comply with certain other provisions set forth in First Mid’s certificate of incorporation relating to the nomination of an individual for election as a director. In addition, if First Mid does not receive notice of a stockholder proposal for the 2018 annual meeting of stockholders at least 45 days before the one-year anniversary of the date that First Mid’s proxy statement was released to the stockholders for its previous year’s annual meeting, proxies solicited by the management of First Mid will confer discretionary authority upon the management of First Mid to vote upon any such proposal.
SCB. SCB’s 2018 annual meeting of stockholders was held on March 27, 2018. If the merger occurs, there will be no SCB annual meeting of stockholders for 2019. SCB will hold its 2019 annual meeting of stockholders only if the merger is not completed.
LEGAL MATTERS

The validity of the First Mid common stock to be issued in connection with the merger will be passed upon for First Mid by Schiff Hardin LLP. Certain U.S. federal income tax consequences relating to the merger will be passed upon for First Mid by Schiff Hardin LLP and for SCB by Barack Ferrazzano Kirschbaum & Nagelberg LLP.

EXPERTS

The consolidated financial statements of First Mid appearing in its Annual Report on Form 10-K for the year ended December 31, 2017, as amended, and the effectiveness of its internal control over financial reporting as of December 31, 2017, have been audited by BKD, LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

First Mid filed a registration statement on Form S-4 with the SEC to register the shares of First Mid common stock to be issued to SCB’s stockholders upon completion of the merger. This proxy statement/prospectus is a part of the registration statement and constitutes a prospectus of First Mid in addition to being a proxy statement of SCB for its special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement.
First Mid files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public, free of charge, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any materials filed with the SEC by First Mid at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. First Mid’s Internet address is www.firstmid.com. The information on First Mid’s website is not part of this proxy statement/prospectus. You may obtain copies of the information that First Mid files with the SEC, free of charge, by accessing First Mid’s website at www.firstmid.com under the tab “Investor Relations” and then under “SEC Filings”. Alternatively, these documents, when available, can be obtained free of charge from First Mid upon written request to First Mid-Illinois Bancshares, Inc., Corporate Secretary, 1421 Charleston Avenue, Mattoon, Illinois 61983 or by calling (217) 234-7454.

SCB does not file periodic reports or proxy statements with the SEC. You can find additional information about SCB upon written request to SCB Bancorp, Inc., 455 North Main Street, Decatur, Illinois 62523, Attn: Gretchen K. Murphy, Senior Vice President or by calling (217) 421-9621.
If you would like to request documents, please do so by [•] to receive them before the SCB special meeting.
First Mid has supplied all of the information contained in, or incorporated by reference in, this proxy statement/prospectus relating to First Mid and its subsidiary bank. SCB has supplied all of the information relating to SCB and its subsidiary bank.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to SCB stockholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated []. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any other date other than such date, and neither the mailing of this proxy statement/prospectus nor the issuance by First Mid of shares of First Mid common stock in connection with the merger will create any implication to the contrary.

INCORPORATION OF CERTAIN FIRST MID DOCUMENTS BY REFERENCE

The SEC allows First Mid to “incorporate by reference” the information that it files with the SEC, which means that First Mid can disclose important information to you by referring to its filings with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, and certain information that First Mid files later with the SEC will automatically update and supersede the information in this proxy statement/prospectus.
First Mid incorporates by reference the following documents First Mid has filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information in these documents that is not deemed to be filed with the SEC:

•	First Mid’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 2, 2018, as amended by Form 10-K/A filed with the SEC on March 6, 2018;

•	First Mid’s Quarterly Reports on Form 10-Q for the period ended March 31, 2018, filed with the SEC on May 4, 2018, and for the period ended June 30, 2018, filed with the SEC on August 7, 2018;

•	First Mid’s Proxy Statement on Schedule 14A and Definitive Additional Materials for the 2018 annual meeting of stockholders, each filed with the SEC on March 16, 2018;

•
The description of First Mid’s common stock contained in First Mid’s registration statement on Form 8-A filed with the SEC on April 30, 2014, as amended, and any amendment or report filed for the purposes of updating such description; and

•
First Mid’s Current Reports on Form 8-K and Form 8-K/A, filed with the SEC on January 19, 2018, January 29, 2018, February 13, 2018, February 23, 2018, March 5, 2018, March 9, 2018, March 16, 2018, March 30, 2018, April 13, 2018, April 26, 2018, May 1, 2018, June 12, 2018 (as amended by Form 8-K/A filed with the SEC on June 13, 2018) and June 15, 2018 (in each case other than those portions furnished under Item 2.02 or 7.01 of Form 8-K).

In addition, First Mid is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meetings of the First Mid stockholders, provided, however, that First Mid not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.
.

Appendix A - Merger Agreement

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
FIRST MID-ILLINOIS BANCSHARES, INC.,
PROJECT ALMOND MERGER SUB LLC
AND
SCB BANCORP, INC.

Dated as of June 12, 2018

A-1

TABLE OF CONTENTS

ARTICLE I	THE MERGER	1
1.1	The Merger	1
1.2	Effective Time	1
1.3	Effects of the Merger. At and as of the Effective TIme:	2
1.4	Merger Consideration; Conversion of Shares.	2
1.5	Company Options	3
1.6	Cancellation of Treasury Shares	4
1.7	Election Procedures	4
1.8	Proration and Redesignation Procedures	5
1.9	Exchange of Certificates.	6
1.10	No Fractional Shares	7
1.11	Dissenting Shares	8
1.12	Withholding	8
1.13	Closing	8
ARTICLE II	REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY	8
2.1	Organization.	9
2.2	Organizational Documents; Minutes and Stock Records	9
2.3	Capitalization.	10
2.4	Authorization; No Violation.	10
2.5	Consents and Approvals	11
2.6	Financial Statements	11
2.7	No Undisclosed Liabilities	12
2.8	Loans; Loan Loss Reserves.	12
2.9	Properties and Assets.	13
2.10	Material Contracts	13
2.11	No Defaults	15
2.12	Transactions with Affiliates	15
2.13	Investments.	15
2.14	Compliance with Laws; Legal Proceedings.	16
2.15	Insurance	16
2.16	Taxes.	17
2.17	Environmental Laws and Regulations.	19
2.18	Community Reinvestment Act Compliance	20

A-i

2.19	Company Regulatory Reports	20
2.20	Employee Matters.	21
2.21	Employee Benefit Plans.	22
2.22	Technology and Intellectual Property.	24
2.23	Absence of Certain Changes or Events	25
2.24	Conduct of Business Since December 31, 2017	25
2.25	Change in Business Relationships	26
2.26	Trust Activities	26
2.27	Insurance Activities	26
2.28	Agriculture Related Activities	27
2.29	Brokers' and Finders' Fees	27
2.30	Opinion of Financial Advisor	27
2.31	Information Supplied	27
2.32	No Other Representations or Warranties.	28
ARTICLE III	REPRESENTATIONS AND WARRANTIES CONCERNING PARENT
	AND MERGER SUB	28
3.1	Organization.	28
3.2	Capitalization	29
3.3	Authorization; No Violations	29
3.4	Consents and Approvals	29
3.5	Parent SEC Filings and Financial Statements.	30
3.6	Compliance with Laws; Legal Proceedings.	31
3.7	Parent Regulatory Reports	31
3.8	No Adverse Change	31
3.9	Taxation of the Merger	32
3.10	Brokers’ and Finders’ Fees	32
3.11	Information Supplied	32
3.12	Loans; Loan Loss Reserves.	32
3.13	Financial Capability	33
3.14	Community Reinvestment Act Compliance	33
3.15	No Other Representations or Warranties.	33
ARTICLE IV	AGREEMENTS AND COVENANTS	33
4.1	Conduct of the Company’s Business	33
4.2	Conduct of Parent’s Business	36
4.3	Access to Information and Premises.	36

A-ii

4.4	Regulatory Filings of Parent	37
4.5	SEC Filings	37
4.6	Meeting	38
4.7	Publicity	38
4.8	No Conduct Inconsistent with this Agreement.	39
4.9	Loan Charge-Off; Pre-Closing Loan Review.	40
4.10	Director and Officer Insurance Coverage	41
4.11	Interim Financial Statements	41
4.12	Dissent Process	41
4.13	Section 368(a) Reorganization	41
4.14	Notice of Certain Events	42
4.15	Reasonable and Diligent Efforts	42
4.16	Stockholder Litigation	42
4.17	Section 16 Matters	42
4.18	Stock Exchange Listing	42
4.19	Dividends	42
4.20	Takeover Statutes	43
ARTICLE V	EMPLOYEE BENEFIT MATTERS	43
5.1	Benefit Plans.	43
5.2	No Rights or Remedies	44
ARTICLE VI	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	44
6.1	Representations and Warranties	44
6.2	Performance of Agreements	45
6.3	Closing Certificate	45
6.4	Regulatory and Other Approvals	45
6.5	Approval of Merger and Delivery of Certificate of Merger	45
6.6	No Injunctions or Restraints; Illegality	45
6.7	No Adverse Changes	45
6.8	Tax Opinion	45
6.9	Effectiveness of the Registration Statement	46
6.10	Closing Balance Sheet	46
6.11	Consents	46
ARTICLE VII	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	46
7.1	Representations and Warranties; Performance of Agreements	46

A-iii

7.2	Performance of Agreements.	46
7.3	Closing Certificate	46
7.4	Regulatory and Other Approvals	47
7.5	Approval of Merger and Delivery of Certificate of Merger	47
7.6	No Injunctions or Restraints; Illegality	47
7.7	No Adverse Changes.	47
7.8	Tax Opinion	47
7.9	Effectiveness of the Registration Statement	47
ARTICLE VIII	TERMINATION	47
8.1	Termination	47
8.2	Effect of Termination.	49
ARTICLE IX	GENERAL	51
9.1	Confidential Information	51
9.2	Non-Assignment	51
9.3	Notices	51
9.4	Knowledge	52
9.5	Interpretation	52
9.6	Entire Agreement	52
9.7	Extension; Waiver	52
9.8	Governing Law	53
9.9	Counterparts	53
9.10	Severability	53

A-iv

INDEX OF DEFINED TERMS

Term	Page

Acquisition Proposal	39
Agreement	1
Alternative Acquisition Agreement	39
Applicable Law	9
Articles of Merger	1
Bank	9
Bank Merger	1
BHCA	9
Borrower Affiliate	34
Business Day	5
Cash Consideration	2
Cash Electing Share	2
Cash Election	2
Cash Election Number	6
Closing	8
Closing Balance Sheet	46
Closing Date	8
Closing Parent Common Stock Price	7
Code	1
Commission	11
Company	1
Company Benefit Plans	22
Company Board	10
Company Common Stock	2
Company Disclosure Schedule	8
Company Financial Statements	11
Company Option	3
Company Recommendation	38
Company Stock Certificates	2
Company Stock Plans	10
Company Stockholder Approval	11
Company Stockholders Meeting	38
Company Subsidiaries	9
Confidentiality Agreement	37
Consolidated Stockholders’ Equity	3
Conversion Fund	6
Debenture Shares	10
Determination Date	49
Dissenting Shares	8
DOL	22
Effective Time	1
Election Deadline	5
Election Form	4
Employees	21
Encumbrances	13
Environmental Laws	20
ERISA Affiliate	22

A-v

ERISA Plans	22
Exchange Act	30
Exchange Agent	5
Exchange Ratio	2
Excluded Shares	4
Federal Reserve	29
Federal Reserve Application	29
Final Index Price	49
Fully Diluted Stock Amount	4
GAAP	9
Governmental Authority	11
Hazardous Materials	20
IBCA	1
IDFPR	20
IDFPR Application	29
IL SOS	1
ILLCA	1
Index	49
Index Ratio	49
Initial Index Price	49
Initial Parent Market Value	49
Injunction	45
Insurance Subsidiary	9
Intellectual Property	24
Interim Balance Sheet	11
Interim Financial Statements	11
Investment Securities	15
IRS	22
IT Assets	24
Knowledge	52
Licenses	16
Loans	12
Material Adverse Effect	9
Material Contracts	13
Maximum Cash Election Number	4
Maximum Stock Election Number	4
Merger	1
Merger Consideration	2
Minimum Adjusted Net Worth	3
Multiemployer Plan	22
Option Consideration	4
Ordinary Course of Business	12
OREO	13
Outside Date	48
Overage Stock Election Number	5
Parent	1
Parent Bank	29
Parent Board	29
Parent Common Stock	2
Parent Disclosure Schedule	28
Parent Financial Statements	30

A-vi

Parent Loans	32
Parent Market Value	49
Parent Regulatory Reports	31
Parent SEC Reports	30
Parent Stock Consideration	2
Parties	1
Party	1
PBGC	22
Permitted Encumbrances	13
Person	9
Prior Company Bidders	40
Proxy Statement	37
Qualifying Transaction	50
Real Property	13
Registration Statement	11
Regulatory Reports	20
Release	20
Representatives	40
Requisite Regulatory Approvals	45
Securities Act	11
Share Representatives	4
Special Dividend	42
Special Dividend Aggregate Amount	42
Special Dividend Per Share Amount	42
Stock Electing Share	2
Stock Election	2
Stock Election Cap Number	5
Stock Election Number	5
Superior Acquisition Proposal	40
Surviving Corporation	1
Tax	17
Tax Returns	17
Taxes	17
Termination Date	47
Termination Fee	50
Total Payments	44
Transaction Payment	44
Voting Agreement	1

A-vii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of the 12th day of June, 2018, by and among First Mid-Illinois Bancshares, Inc., a Delaware corporation (“Parent”), Project Almond Merger Sub LLC, an Illinois limited liability company (“Merger Sub”), and SCB Bancorp, Inc., an Illinois corporation (the “Company”). Parent, Merger Sub and the Company are each referred to in this Agreement as a “Party” and collectively in this Agreement as the “Parties.”
RECITALS
WHEREAS, the Parent Board and the Company Board, and the sole member of Merger Sub, have each approved and declared it advisable and in the best interests of the Parties and their respective stockholders or unit holders to effect a reorganization, whereby the Company will merge with and into Merger Sub, in the manner and on the terms and subject to the conditions set forth in ARTICLE I (the “Merger”), as a result of which Merger Sub will be the Surviving Company;
WHEREAS, for federal income tax purposes the Parties desire and intend that the Merger qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code; and
WHEREAS, certain stockholders of the Company have entered into a voting agreement by which they agree to vote in favor of this Agreement, the form of which is attached hereto as Exhibit A (the “Voting Agreement”).
NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:
ARTICLE I
THE MERGER

1.1    The Merger. Upon the terms and subject to the conditions of this Agreement, on the Closing Date and in accordance with the Business Corporation Act of 1983 of the State of Illinois, as amended (the “IBCA”), and the Limited Liability Company Act of the State of Illinois, as amended (the “ILLCA”), the Company shall be merged with and into Merger Sub, whereupon the separate corporate existence of the Company shall cease, and Merger Sub shall continue as the company surviving the Merger (the “Surviving Company”). The Parties will cooperate and use their reasonable best efforts to effect the merger of the Bank with and into the Parent Bank at a time to be determined following the Effective Time (the “Bank Merger”). At the effective time of the Bank Merger, the separate existence of the Bank will terminate. Parent Bank will be the surviving bank and will continue its existence under Applicable Law. The Bank Merger shall be accomplished pursuant to the bank merger agreement in form attached hereto as Exhibit B.

1.2    Effective Time. As of the Closing, the Parties will cause the articles of merger (the “Articles of Merger”) to be executed and filed with the Secretary of State of the State of Illinois (the “IL SOS”) as provided in the IBCA and ILLCA. The Merger shall become effective on the date and time (referred to as the “Effective Time”) at which the Articles of Merger is duly filed with the IL SOS, or at such other date and time as is agreed among the Parties and specified in the Articles of Merger.

1.3    Effects of the Merger. At and as of the Effective Time:

(a)as a result of the Merger, the articles of organization and limited liability company agreement of Merger Sub shall be the articles of organization and limited liability company agreement of the Surviving Company;

(b)the officers of the Surviving Company shall be the officers of Merger Sub serving immediately prior to the Effective Time, who shall continue in office for the terms provided in the limited liability company agreement of the Surviving Company and until their successors are duly elected or appointed and qualified; and

(c)the Merger shall have the effects set forth in the applicable provisions of the IBCA and ILLCA and, without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company shall be vested in the Surviving Company, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of Merger Sub.

1.4    Merger Consideration; Conversion of Shares.
(a)At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of the Company, $7.50 par value per share, issued and outstanding immediately prior to the Effective Time (“Company Common Stock”), other than Excluded Shares and Dissenting Shares, shall be converted into and become the right to receive the following consideration (and thereupon shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and shall thereafter represent only the right to receive, upon surrender of such certificate in accordance with Section 1.9(b), the following consideration) (the consideration described in clauses (i) and (ii) below, subject to adjustment in accordance with Section 1.4(d) and Section 8.3(c)(iii), the “Merger Consideration”):

(i)Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been properly made or deemed made in accordance with Section 1.7 (each a “Cash Electing Share”) shall be converted into the right to receive $307.93 in cash without interest (such per share amount is hereinafter referred to as the “Cash Consideration”); or

(ii)Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been properly made or deemed made in accordance with Section 1.7 (each a “Stock Electing Share”) shall be converted into the right to receive (such per share amount, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 1.10, is hereinafter referred to as the “Parent Stock Consideration”) 8.0228 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $4.00 per share, of Parent (the “Parent Common Stock”).

(b)The holders of any certificates of Company Common Stock (“Company Stock Certificates”) previously evidencing such shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by law.

(c)If, between the date of this Agreement and the Effective Time, shares of Parent Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a dividend in the form of Parent Common Stock shall be declared with a record date within such period, then the Exchange Ratio will be appropriately and proportionally adjusted so as to provide the holders of Company Common Stock with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Exchange Ratio.

(d)In the event the Closing Balance Sheet reflects Consolidated Stockholders’ Equity less than $71,161,583 (the “Minimum Adjusted Net Worth”), for every $50,000 shortfall thereof (and not, for the avoidance of doubt, any portion thereof), the Cash Consideration shall be reduced by $0.216. If the Closing Balance Sheet reflects Consolidated Stockholders’ Equity equal to or greater than the Minimum Adjusted Net Worth, then there will be no adjustment to the Merger Consideration. As used herein, the term “Consolidated Stockholders’ Equity ” shall mean the consolidated stockholders’ equity of the Company reflected on the Closing Balance Sheet; provided, however, that the following amounts shall be disregarded, and not be taken into account or otherwise reduce such consolidated stockholders’ equity: (i) any changes to the valuation of the Company’s investment portfolio attributed to ASC 320, whether upward or downward, from March 31, 2018 until the date of the Closing Balance Sheet, (ii) the aggregate fees and expenses of attorneys, accountants, consultants, financial advisors and other professional advisors incurred by the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, (iii) any amounts paid or payable to any director, officer or employee of the Company or any Company Subsidiary under any contract, severance arrangement, benefit plan or employment practice of the Company or any Company Subsidiary and all other payroll and non-payroll related costs and expenses incurred by the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, (iv) costs associated with the termination of the Company’s 401(k) Plan, any Company Stock Plan and any other employee benefit plan, (v) any costs associated with the termination of the Company’s data processing agreement (vi) any negative provisions for loan losses taken by the Company from the date of this Agreement until the date of the Closing Balance Sheet and (vii) any other expenses incurred solely in connection with the transactions contemplated hereby, in each case incurred or to be incurred by the Company or any Company Subsidiary through the Effective Time in connection with this Agreement and the transactions contemplated hereby.

(e)Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, the Parties may mutually agree to change the method of effecting the Merger if and to the extent that they deem such a change to be desirable; provided, that (i) any such change shall not affect the U.S. federal income tax consequences of the Merger to holders of Company Common Stock, and (ii) no such change shall alter or change the amount or kind of the consideration to be issued to holders of Company Common Stock as consideration in the Merger or require submission to or approval of the Company's stockholders after the Merger has been approved by the Company’s stockholders. If the Parties agree to make such a change, they shall execute appropriate documents to reflect the change. In addition, notwithstanding anything contained herein to the contrary, if an adjustment to (x) the Exchange Ratio pursuant to Section 1.4(d) or Section 8.3(c)(iii) or (y) to the Maximum Share Election Number pursuant to Section 1.7(d) would require Parent to issue more than 19.9% of the issued and outstanding shares of Parent Common Stock, as of the date hereof, as Parent Stock Consideration and in connection with Parent raising capital to finance all or a portion of the Cash Consideration, then Parent shall have the right to adjust the Exchange Ratio so that Parent would only be required to issue no more than 19.9% of Parent, and Parent shall increase the Cash Consideration to reflect, on a per share basis, the aggregate value of the total number of shares of Parent Common Stock that otherwise would have been issuable pursuant to the terms of this Agreement.

1.5    Company Options. As of the Effective Time, each option to purchase shares of Company Common Stock or other right to purchase Company Common Stock under any Company Stock Plan (each a “Company Option”), to the extent it is outstanding and unexercised immediately prior thereto, shall become fully vested as of the Effective Time and shall by virtue of the Merger and without any action on the part of any holder of any Company Option be automatically cancelled and the holder thereof will receive, as soon as reasonably practicable following the Effective Time a cash payment (without interest) with respect thereto equal to the product of (a) the excess, if any, of the Cash Consideration over the exercise price per share of such Company Option, as such exercise price per share is reduced immediately prior to Closing pursuant to Section 4.19(b), and (b) the number of shares of Company Common Stock issuable upon exercise of such Company Option (collectively, the “Option Consideration”). As used in this Agreement, “Equity Award Equivalent Shares” means the number of shares equal to (x) the aggregate amount of Option Consideration, divided by (y) the Cash Consideration. As of the Effective Time, all Company Options, whether or not vested or exercisable, shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration; provided that, if the exercise price of any such Company Option, as such exercise price per share is reduced immediately prior to Closing pursuant to Section 4.19(b), is equal or greater than the Cash Consideration, such Company Option shall be cancelled without any payment being made in respect thereof. The Option Consideration shall in all cases be paid in cash and shall not be subject to the proration contemplated by Section 1.8.

1.6    Cancellation of Treasury Shares. At the Effective Time, each share of Company Common Stock held as treasury stock or otherwise held by the Company, if any, immediately prior to the Effective Time shall automatically be cancelled and retired and cease to exist, and no Merger Consideration shall be exchanged therefor (collectively, the “Excluded Shares”).

1.7    Election Procedures.

(a)Subject to the proration and redesignation procedures set forth in Section 1.8, each holder of record of shares of Company Common Stock (other than Excluded Shares and Dissenting Shares) will be entitled to elect to receive for each such share the Cash Consideration and/or the Parent Stock Consideration. All such elections shall be made on an election form and letter of transmittal designed for that purpose in such form as Parent and the Company mutually agree (collectively, an “Election Form”). Holders of record of shares of Company Common Stock who hold such shares as nominees, trustees or in other representative capacities (“Share Representatives”) may submit multiple Election Forms, provided that such Share Representative certifies that each such Election Form covers all the shares of Company Common Stock held by each such Share Representative for a particular beneficial owner.

(b)Subject to adjustment in accordance with Section 1.7(d), the number of shares of Company Common Stock (other than Excluded Shares) plus the number of Equity Award Equivalent Shares (such number, the “Fully Diluted Stock Amount”) to be converted into the right to receive Cash Consideration for such shares shall be a number equal to 32.5% of the Fully Diluted Stock Amount outstanding immediately prior to the Effective Time (excluding Dissenting Shares) (the “Maximum Cash Election Number”).

(c)Subject to adjustment in accordance with Section 1.7(d), the number of shares of Company Common Stock (other than Excluded Shares) to be converted into the right to receive Parent Stock Consideration for such shares shall be a number equal to 67.5% of the Fully Diluted Stock Amount outstanding immediately prior to the Effective Time (excluding Dissenting Shares) (the “Maximum Stock Election Number”).

(d)Notwithstanding the provisions of Section 1.7(b) with regard to the Maximum Cash Election Number or Section 1.7(c) with regard to the Maximum Stock Election Number, if the number of Stock Electing Shares is (i) greater than the Maximum Stock Election Number set forth in Section 1.7(c) and (ii) equal to or less than a number equal to 81% of the Fully Diluted Stock Amount outstanding immediately prior to the Effective Time (excluding Dissenting Shares) (the “Stock Election Cap Number”, and any such number between the Maximum Stock Election Number set forth in Section 1.7(c) and up to the Stock Election Cap Number, the “Overage Stock Election Number”), then, for all purposes of this Agreement, the “Maximum Stock Election Number” shall be increased to be a number equal to such Overage Stock Election Number, and the “Maximum Cash Election Number” shall be reduced to be a number equal to the Fully Diluted Stock Amount outstanding immediately prior to the Effective Time (excluding Dissenting Shares) minus the Overage Stock Election Number; provided, for the avoidance of doubt, (x) the Overage Stock Election Number cannot be greater than a number equal to 81% of the Fully Diluted Stock Amount outstanding immediately prior to the Effective Time (excluding Dissenting Shares) even if the number of Stock Electing Shares is greater than the Stock Election Cap Number, (y) the Maximum Stock Election Number cannot be less than a number equal to 67.5% of the Fully Diluted Stock Amount outstanding immediately prior to the Effective Time (excluding Dissenting Shares), and (z) the Maximum Cash Election Number cannot be greater than a number equal to 32.5% of the Fully Diluted Stock Amount outstanding immediately prior to the Effective Time (excluding Dissenting Shares).

(e)The Election Form shall be mailed with the Proxy Statement to all holders of record of shares of Company Common Stock as of the record date of the Company Stockholders Meeting. Thereafter, the Company and Parent shall each use its reasonable and diligent efforts to mail or make available the Election Form to all persons who become holders of shares of Company Common Stock during the period between the record date for the Company Stockholders Meeting and the Election Deadline, and Parent shall provide Computershare Trust Company, N.A., Parent’s exchange agent (the “Exchange Agent”) with all information necessary for it to perform as specified herein. To be effective, an Election Form must be properly completed and received by the Exchange Agent on or before 5:00 p.m., Chicago Time, on the fifth Business Day prior to the Effective Time (the “Election Deadline”). Any Election Form may be revoked or modified by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or modification is actually received by the Exchange Agent at or prior to the Election Deadline. Subject to the terms of this Agreement and the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or modification has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. As used in this Agreement, “Business Day” means any day except Saturday, Sunday and any day on which banks in Mattoon, Illinois, or Decatur, Illinois, are authorized or required by law or other government action to close.

(f)Any Election Form received by the Exchange Agent after the Election Deadline shall be deemed to be a Stock Election and any holder of Company Common Stock not returning an effective Election Form to the Exchange Agent prior to the Election Deadline (including any holder of Dissenting Shares who has not returned an effective Election Form prior to the Election Deadline) shall be deemed to have made a Stock Election. In addition, if the Exchange Agent shall have determined that any purported Stock Election or Cash Election was not properly made, such purported Stock Election or Cash Election shall be deemed to be of no force and effect and the holder of shares of Company Common Stock making such purported Stock Election or Cash Election shall for all purposes hereof be deemed to have made a Stock Election.

1.8    Proration and Redesignation Procedures.

(a)If, after the results of the Election Forms are calculated, the number of Stock Electing Shares (the “Stock Election Number”) exceeds the Maximum Stock Election Number (as it may be adjusted pursuant to Section 1.7(d)), then all Cash Electing Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 1.10 hereof, each holder of Stock Electing Shares will be entitled to receive Parent Stock Consideration only with respect to that number of Stock Electing Shares held by such holder equal to the product obtained by multiplying (i) the number of Stock Electing Shares held by such holder by (ii) a fraction, the numerator of which is the Maximum Stock Election Number (as it may be adjusted pursuant to Section 1.7(d)), and the denominator is the Stock Electing Number, with the remaining number of such holder’s Stock Electing Shares being converted into Cash Electing Shares.

(b)If, after the results of the Election Forms are calculated, the number of Cash Electing Shares plus the number of Equity Award Equivalent Shares (the “Cash Election Number”) exceeds the Maximum Cash Election Number (as it may be adjusted pursuant to Section 1.7(d)), then all Stock Electing Shares shall be converted into the right to receive the Stock Consideration, all Equity Award Equivalent Shares shall be converted into the right to receive the Cash Consideration, and each holder of Cash Electing Shares will be entitled to Cash Consideration only with respect to the number of Cash Electing Shares held by such holder equal to the product obtained by multiplying (i) the number of Cash Electing Shares held by such holder by (ii) a fraction, the numerator of which is the Maximum Cash Election Number (as it may be adjusted pursuant to Section 1.7(d)) minus the number of Equity Award Equivalent Shares, and the denominator is the Cash Election Number minus the number of Equity Award Equivalent Shares, with the remaining number of such holder’s Cash Electing Shares being converted into Stock Electing Shares.

(c)After the redesignation procedures, if any, required by this Section 1.8 are completed, each Cash Electing Share and each Equity Award Equivalent Share shall be converted into the right to receive the Cash Consideration, and each Stock Election Share shall be converted into the right to receive the Parent Stock Consideration.

(d)No later than five Business Days after the Election Deadline, Parent shall cause the Exchange Agent to effect the allocation or redesignation procedures among the holders of Company Common Stock (excluding Excluded Shares and Dissenting Shares) or rights to receive Cash Consideration and Parent Stock Consideration as set forth in this Section 1.8.

1.9    Exchange of Certificates.

(a)At or prior to the Effective Time, Parent shall authorize the issuance of and shall make available to the Exchange Agent, for the benefit of the holders of Company Stock Certificates for exchange in accordance with this ARTICLE I, (i) a sufficient number of shares of Parent Common Stock, to be issued by book-entry transfer, for payment of the Parent Stock Consideration pursuant to Section 1.4(a)(ii), (ii) sufficient cash for payment of the Cash Consideration pursuant to Section 1.4(a)(i) and (iii) sufficient cash for payment of cash in lieu of any fractional shares of Parent Common Stock in accordance with Section 10. Such amount of cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto paid after the Effective Time, are referred to as the “Conversion Fund.” Parent shall be solely responsible for the payment of any fees and expenses of the Exchange Agent.

(b)Following the Effective Time, and upon proper surrender of a Company Stock Certificate for exchange to the Exchange Agent, together with a properly completed Exchange Form, duly executed, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor Cash Consideration and Parent Stock Consideration deliverable in respect of the shares of Company Common Stock represented by such Company Stock Certificate; thereupon such Company

Stock Certificate shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration deliverable upon surrender of a Company Stock Certificate.

(c)After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

(d)No dividends or other distributions declared with respect to Parent Common Stock and payable to the holders of record thereof after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until the holder thereof shall surrender such Company Stock Certificate in accordance with this ARTICLE I. Promptly after the surrender of a Company Stock Certificate in accordance with this ARTICLE I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock into which the shares of Company Common Stock represented by such Company Stock Certificate were converted at the Effective Time pursuant to Section 1.4. No holder of an unsurrendered Company Stock Certificate shall be entitled, until the surrender of such Company Stock Certificate, to vote the shares of Parent Common Stock into which such holder’s Company Common Stock shall have been converted.

(e)Any portion of the Conversion Fund that remains unclaimed by the stockholders of the Company twelve months after the Effective Time shall be paid to the Surviving Company, or its successors in interest. Any stockholders of the Company who have not theretofore complied with this ARTICLE I shall thereafter look only to the Surviving Company, or its successors in interest, for the issuance of the Cash Consideration, the payment of the Parent Stock Consideration and the payment of cash in lieu of any fractional shares deliverable in respect of such stockholders’ shares of Company Common Stock, as well as any accrued and unpaid dividends or distributions on such Parent Stock Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f)In the event any Company Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, and in accordance with this ARTICLE I, the Cash Consideration or the Parent Stock Consideration and cash in lieu of any fractional shares deliverable in respect thereof pursuant to this Agreement, as applicable.

1.10    No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued as Parent Stock Consideration in the Merger. Each holder of shares of Company Common Stock who would otherwise be entitled to receive a fractional share of Parent Common Stock pursuant to this ARTICLE I shall instead be entitled to receive an amount in cash (without interest) rounded to the nearest whole cent, determined by multiplying the Closing Parent Common Stock Price by the fractional share of Parent Common Stock to which such former holder would otherwise be entitled. “Closing Parent Common Stock Price” means the weighted average of the daily closing sales prices of a share of Parent Common Stock as reported on the NASDAQ Global Market for the ten consecutive trading days immediately preceding the Closing Date.

1.11    Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a demand for appraisal of such shares in accordance with the IBCA (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the IBCA with respect to such shares) shall not be converted into or represent the right to receive the Merger Consideration pursuant to this Agreement, but shall be entitled only to such rights as are granted by the IBCA to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of the IBCA. If any Dissenting Shares shall lose their status as such (through failure to perfect appraisal rights under the IBCA or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the Merger Consideration, without interest thereon, in exchange for each such share, upon surrender of the Company Stock Certificates that formerly evidenced such Dissenting Shares in the manner set forth in Section 1.9. The Company shall give Parent (a) prompt notice of any written demands for payment of fair value of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the IBCA and received by the Company relating to stockholders’ dissenters’ rights, and (b) the opportunity to participate in all negotiations and proceedings with respect to demands under the IBCA consistent with the obligations of the Company thereunder. The Company shall not, except with the prior written consent of Parent, (i) make any payment with respect to such demand, (ii) offer to settle or settle any demand for payment of fair value or (iii) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the IBCA.

1.12    Withholding. Parent or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration, the Option Consideration and any other amounts payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock or Company Options such amounts as the Company, Parent, or any affiliate thereof, or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Parent or the Exchange Agent and paid over to the appropriate taxing authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Company Option in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

1.13    Closing. The consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held on the fifth Business Day following the date on which all of the conditions set forth in ARTICLE VI and ARTICLE VII have been satisfied, or waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or on such other date as the Parties may mutually agree (the “Closing Date”). The Closing shall take place at 10:00 a.m., local time, on the Closing Date at the offices of Schiff Hardin LLP, 233 S. Wacker Drive, Suite 7100, Chicago, Illinois, or at such other place and time upon which the Parties may agree.

ARTICLE II
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Except as disclosed in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently herewith (the “Company Disclosure Schedule”) (provided, that any disclosures made with respect to a section of this ARTICLE II shall be deemed to qualify any other section of this

ARTICLE II specifically referenced or cross-referenced), the Company hereby represents and warrants to Parent as of the date hereof as follows:
2.1    Organization.

(a)The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, and has the corporate power and authority to own its properties and to carry on its business as presently conducted. The Company is duly qualified and in good standing as a foreign corporation in each other jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Company. As used in this Agreement, “Material Adverse Effect” shall mean changes, developments, occurrences or events (i) having a material adverse effect on the financial condition, assets, liabilities, business or results of operations of such Party or its subsidiaries, taken as a whole, or (ii) that materially impair the ability of such Party to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not be deemed to include the effects of (A) changes after the date hereof in general United States or global business, political, economic or market (including capital or financial markets) conditions, (B) any outbreak, escalation or worsening of hostilities, declared or undeclared acts of war, sabotage, military action or terrorism, (C) changes or proposed changes after the date hereof in United States generally accepted accounting principles (“GAAP”) or authoritative interpretations thereof, (D) changes or proposed changes after the date hereof in any federal, state, local, municipal, foreign, international, multinational or other order, constitution, law, ordinance, regulation, rule, policy statement, directive, statute or treaty (“Applicable Law”), (E) the negotiation, execution or announcement of the Merger or this Agreement, or (F) any actions by the Parties as required or contemplated by this Agreement or taken with the consent of the other Parties.

(b)Soy Capital Bank and Trust Company, is an Illinois chartered bank, duly chartered and organized, validly existing and currently authorized to transact the business of banking under the laws of the State of Illinois (the “Bank”), and has the requisite power and authority to own its properties and to carry on its business as presently conducted. The Bank is a wholly owned subsidiary of the Company.

(c)J.L. Hubbard Insurance and Bonds Agency, Inc. (the “Insurance Subsidiary” and, together with the Bank, the “Company Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, has the corporate power and authority to own its properties and to carry on its business as presently conducted, and is a wholly owned subsidiary of the Bank.

(d)Other than (i) the Company Subsidiaries, (ii) investments in Investment Securities and (iii) securities owned in a fiduciary capacity, neither the Company nor any Company Subsidiary owns, directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any individual, corporation, association, partnership, trust, limited liability company, unincorporated organization or other entity or group (any such individual or entity, a “Person”). Neither the Company nor any Company Subsidiary has any outstanding contractual obligations to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

2.2    Organizational Documents; Minutes and Stock Records. The Company has furnished Parent with copies of the articles of incorporation and by-laws, or similar organizational documents, of the Company and each of the Company Subsidiaries, in each case as amended to the date hereof, and with such other documents as requested by Parent relating to the authority of the Company and the Company Subsidiaries to conduct their respective businesses. All such documents are complete and correct. The stock registers and minute books of the Company and each Company Subsidiary are each complete, correct and accurately reflect, in each case in all material respects, all meetings, consents, and other actions of the organizers, incorporators, stockholders, board of directors, and committees of the boards of directors of the Company and each Company Subsidiary, respectively, and all transactions in each such entity’s capital stock or equity ownership occurring since the applicable initial date of organization, incorporation or formation of the Company and each Company Subsidiary.

2.3    Capitalization.

(a)The Company. The authorized capital stock of the Company consists of (i) 600,000 shares of Company Common Stock, $7.50 par value per share, of which 225,825 shares are issued and outstanding as of the date of this Agreement and zero shares are held in treasury as of the date of this Agreement, and (ii) zero shares of preferred stock. The issued and outstanding shares of Company Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable. None of the shares of Company Common Stock are subject to any preferences, qualifications, limitations, restrictions or special or relative rights under the Company’s articles of incorporation as in effect as of the date of this Agreement. Except pursuant to any exercise provisions of any Company Options or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover tax withholding obligations under the Company’s stock plans and arrangements set forth on Schedule 2.3(a) (collectively, and in each case as the same may be amended to the date hereof, the “Company Stock Plans”), there are no options, warrants, agreements, contracts, or other rights in existence to purchase, acquire or receive from the Company any shares of capital stock of the Company, whether now or hereafter authorized or issued, except for that certain debenture issued by the Company which may be converted into 920 shares of Company Common Stock, as described on Schedule 2.3(a) (such shares of Company Common Stock that the debenture may be converted into, the “Debenture Shares”). Except for the Voting Agreement to be entered into concurrently with this Agreement, there are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the voting of any interests in the Company. Schedule 2.3(a) sets forth a true, complete and correct list of the aggregate number of shares of Company Common Stock issuable upon the exercise of each stock option granted under the Company Stock Plans and the exercise price for each such stock option.

(b)The Company Subsidiaries. The authorized, issued and outstanding capital stock of each Company Subsidiary is set forth on Schedule 2.3(b), and all of such issued and outstanding capital stock is owned by the Company. The issued and outstanding shares of capital stock of each Company Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and owned by the Company. There are no options, agreements, contracts, or other rights in existence to purchase or acquire from any Company Subsidiary any shares of capital stock of any Company Subsidiary, whether now or hereafter authorized or issued. Other than any Investment Securities held by the Bank, no Company Subsidiary owns, whether directly or indirectly, any voting stock, equity securities or membership, partnership, joint venture or similar ownership interest in any corporation, association, partnership, limited liability company or other entity.

2.4    Authorization; No Violation.

(a)The Company has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance of the Company’s obligations hereunder have been duly and validly authorized unanimously by the Board of Directors of the Company (the “Company Board”), and do not

violate or conflict with the Company’s articles of incorporation, by-laws, the IBCA, or any Applicable Law, court order or decree to which the Company or a Company Subsidiary is a party or subject, or by which the Company or a Company Subsidiary, or any of their respective properties are bound, and no other action on the part of the Company or a Company Subsidiary is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby, other than the requisite approval of this Agreement and the Merger by the stockholders of the Company (the “Company Stockholder Approval”). This Agreement, when executed and delivered, and subject to the consents and regulatory approvals described in Section 2.5, will be a valid, binding and enforceable obligation of the Company, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity. The only votes of holders of any class or series of Company capital stock necessary to approve this Agreement and the Merger are the holders of at least two-thirds of the outstanding shares of Company Common Stock. No state takeover statute or similar statute or regulation applies to this Agreement, the Voting Agreement or any of the transactions contemplated thereby and hereby.

(b)Subject to receipt of the consents or approvals set forth in Schedule 2.5, the execution and delivery of this Agreement and the performance of the Company’s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any Company Material Contract, except for such rights of termination, cancellation or acceleration that, either individually or in the aggregate, would not reasonably be expected to (i) materially interfere with the Ordinary Course of Business conducted by the Company, any Company Subsidiary or the Surviving Company or (ii) have a Material Adverse Effect on the Company.

2.5    Consents and Approvals. No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (each, a “Governmental Authority”) or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger, except for (a) those third-party consents, approvals, filings or registrations set forth on Schedule 2.5, (b) the Federal Reserve Application and the IDFPR Application, (c) the filing of the Articles of Merger with the IL SOS under the IBCA and the ILLCA, (d) the Company Stockholder Approval and (e) the filing by Parent with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-4 or other applicable form under the Securities Act of 1933, as amended (the “Securities Act”), covering the shares of Parent Common Stock to be issued pursuant to this Agreement, which shall include the Proxy Statement (the “Registration Statement”).

2.6    Financial Statements. Schedule 2.6 sets forth true and complete copies of the following financial statements (collectively, the “Company Financial Statements”): (a) the consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2015, 2016 and 2017, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years then ended; and (b) the consolidated interim balance sheet of the Company and the Company Subsidiaries as of March 31, 2018 (the “Interim Balance Sheet”) and the related statements of income and changes in shareholders’ equity for the three month period then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). The Company Financial Statements are complete and correct and have been prepared in conformance with GAAP applied on a consistent basis throughout the periods involved. Each balance sheet (including any related notes) included in the Company Financial Statements presents fairly the consolidated financial position of the Company and the Company Subsidiaries as of the date thereof, and each income statement (including any related notes) and statement of cash flow included in the Company Financial Statements presents fairly the consolidated results of operations and cash flow, respectively, of the Company and the Company Subsidiaries for the period set forth therein; provided, however, that the Interim Financial Statements contain all adjustments necessary for a fair presentation, subject to normal, recurring year-end adjustments (which adjustments will not be, individually or in the aggregate, material), and lack footnotes. The books, records and accounts of the Company and each Company Subsidiary accurately and fairly reflect, in reasonable detail, all transactions and all items of income and expense, assets and liabilities and accruals relating to the Company and the Company Subsidiaries, as applicable.

2.7    No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities, whether accrued, absolute, contingent, or otherwise, existing or arising out of any transaction or state of facts existing on or prior to the date hereof, except (a) as and to the extent disclosed, reflected or reserved against in the Company Financial Statements, (b) as and to the extent arising under contracts, commitments, transactions, or circumstances identified in the Schedules provided for herein, excluding any liabilities for breaches thereunder by the Company or a Company Subsidiary, and (c) liabilities, not material in the aggregate and incurred in the Ordinary Course of Business, which, under GAAP, would not be required to be reflected on a balance sheet prepared as of the date hereof. An action taken in the “Ordinary Course of Business” shall mean an action taken in the ordinary course of business of the Company and each Company Subsidiary, as applicable, in conformity with past custom and practice (including with respect to quantity and frequency) and where for such action to be taken, no separate authorization by the Company Board, the board of directors of the Bank or the Insurance Subsidiary, as applicable, is required. Any liabilities incurred in connection with litigation or judicial, administrative or arbitration proceedings or claims against the Company or any Company Subsidiary shall not be deemed to be incurred in the Ordinary Course of Business.

2.8    Loans; Loan Loss Reserves.

(a)Each outstanding loan, loan agreement, note, lease or other borrowing agreement (including any overdraft protection extensions of credit), any participation therein and any guaranty, renewal or extension thereof (collectively, “Loans”) reflected on the books and records of the Bank is evidenced by appropriate and sufficient documentation and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights and remedies generally from time to time in effect and by Applicable Law which may affect the availability of equitable remedies. No obligor named in any Loan has provided notice (whether written or, to the Knowledge of the Company or any Company Subsidiary, oral) to the Company or any Company Subsidiary that such obligor intends to attempt to avoid the enforceability of any term of any Loan under any such laws or equitable remedies, and no Loan is subject to any valid defense, set-off, or counterclaim that has been threatened or asserted with respect to such Loan. All Loans that are secured, as evidenced by the appropriate and sufficient ancillary security documents, are so secured by valid and enforceable liens. Neither the Company nor any Company Subsidiary has entered into any loan repurchase agreements. There has been no default on, or forgiveness or waiver of, in whole or in part, any Loan made to an executive officer or director of the Company or any Company Subsidiary or an entity controlled by an executive officer or director during the three years immediately preceding the date hereof.

(b)The reserves and allowances for loan and lease losses shown on each of the balance sheets contained in the Company Financial Statements are adequate in the judgment of management, and consistent with the Bank’s internal policies, applicable regulatory standards and under GAAP, to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding (including accrued interest receivable) as of the applicable date of such balance sheet. The aggregate loan balances of the Bank in excess of such reserves, in each case as shown on Company Financial Statements, are, to the Knowledge of the Company and any Company Subsidiary, collectible in accordance with their terms.

2.9    Properties and Assets.

(a)Real Property. Schedule 2.9(a) sets forth a complete and correct description of all real property owned or leased by the Company or a Company Subsidiary or in which the Company or a Company Subsidiary has an interest (other than as a mortgagee) (the “Real Property”). No real property or improvements are carried on the Bank’s books and records as Other Real Estate Owned. The Company and the Company Subsidiaries own, or have a valid right to use or a leasehold interest in, all Real Property used by them in the conduct of their respective businesses as such businesses are presently conducted. The ownership or leasehold interest of the Company or the Company Subsidiaries in such Real Property is not subject to any mortgage, pledge, lien, option, conditional sale agreement, encumbrance, security interest, title exceptions or restrictions or claims or charges of any kind (collectively, “Encumbrances”), except for Permitted Encumbrances. As used in this Agreement, “Permitted Encumbrances” shall mean (i) Encumbrances arising under conditional sales contracts and equipment leases with third parties under which the Company or a Company Subsidiary is not delinquent or in default, (ii) carriers’, workers’, repairers’, materialmen’s, warehousemen liens’ and similar Encumbrances incurred in the Ordinary Course of Business, (iii) Encumbrances for taxes not yet due and payable or that are being contested in good faith and for which proper reserves have been established and reflected on the Company Financial Statements, (iv) minor exceptions or defects in title to real property or recorded easements, rights of way, building or use restrictions, covenants or conditions that in each case do not materially impair the intended use thereof, (v) zoning and similar restrictions on the use of real property, and (vi) in the case of any leased assets, (A) the rights of any lessor under the applicable lease agreement or any Encumbrance granted by any such lessor and (B) any statutory lien for amounts not yet due and payable, or that are being contested in good faith and for which proper reserves have been established and reflected on the Company Financial Statements. All material Licenses required for the lawful use and occupancy of any real property by the Company and the Company Subsidiaries, as the case may be, have been obtained and are in full force and effect. Neither the Company nor a Company Subsidiary is the lessor or lessee of any real property.

(b)Personal Property; Sufficiency of Assets. Schedule 2.9(b) sets forth a complete and correct description of all tangible personal property owned by the Company or a Company Subsidiary, or used by the Company or a Company Subsidiary and having book value reflected in the Company Financial Statements. The Company or a Company Subsidiary, as applicable, has good, valid and insurable title to, or a valid leasehold interest in, all tangible and intangible assets used, intended or required for use by the Company or a Company Subsidiary, as applicable, in the conduct of their businesses, free and clear of any Encumbrances, except for Permitted Encumbrances, and all such tangible personal property is in good working condition and repair, normal wear and tear excepted.

2.10    Material Contracts. Except for Contracts evidencing Company Loans made by the Bank in the Ordinary Course of Business, Schedule 2.10 lists all Material Contracts, true and complete copies of which have been delivered to Parent. “Material Contracts” means the following under which the Company or a Company Subsidiary is obligated on the date hereof (whether written or oral):

(a)all agreements for consulting, professional, advisory, and other professional services, including engagement letters, and including contracts pursuant to which the Company or a Company Subsidiary performs services for others, in each case exceeding $50,000;

(b)any leases for real property for which the Company or a Company Subsidiary is a tenant, and any leases of personal property, in each case exceeding $50,000;

(c)any contracts, commitments and agreements for the acquisition, development or disposition of real or personal property, other than conditional sales contracts and security agreements whereunder total future payments are, in each instance, less than $50,000.

(d)all contracts relating to the employment, engagement, compensation or termination of directors, officers, employees, consultants or agents of the Company or a Company Subsidiary, and all pension, retirement, profit sharing, stock option, stock purchase, stock appreciation, insurance or similar plans or arrangements for the benefit of any employees, officers or directors of the Company or a Company Subsidiary, including all Benefit Plans as defined in Section 2.21;

(e)all loans, loan commitments, promissory notes, letters of credit or other financial accommodations or arrangements or evidences of indebtedness, including modifications, waivers or amendments thereof, extended to or for the benefit of the Company or a Company Subsidiary;

(f)all agreements, contracts, mortgages, loans, deeds of trust, leases, commitments, indentures, notes, instruments and other arrangements which are with officers or directors of the Company or a Company Subsidiary, any “affiliates” of the Company or a Company Subsidiary within the meaning of Section 23A of the Federal Reserve Act or any record or beneficial owner of 5% or more of Company Common Stock, or any member of the immediate family or a related interest (as such terms are defined in 12 C.F.R. §215.2(m)) of any such person, excepting any ordinary and customary loans and deposits that comply with applicable banking regulations;

(g)any contract involving total annual future payments by the Company or a Company Subsidiary of more than $50,000 or which requires performance by the Company or a Company Subsidiary beyond the first anniversary of the Closing Date, that by its terms does not terminate or is not terminable by the Company or a Company Subsidiary, as applicable, without penalty within 30 days after the date of this Agreement;

(h)except for provisions of the articles of incorporation and by-laws of each of the Company, or the charter and by-laws of the Bank, all contracts under which the Company or a Company Subsidiary has any obligation, direct, indirect, contingent or otherwise, to assume or guarantee any liability or to indemnify any person (other than in a fiduciary capacity);

(i)any contract granting an Encumbrance upon any assets or properties of the Company or a Company Subsidiary;

(j)any contracts, commitments and agreements containing covenants that in any way purport to restrict, in any material respect, the business activity of the Company or a Company Subsidiary or limit, in any material respect, the ability of the Company or a Company Subsidiary to engage in any line of business or to compete with any Person;

(k)any agreement providing for indemnification of any Person (other than the Company or a Company Subsidiary) with respect to liabilities relating to any current or former business of the Company or a Company Subsidiary, or any predecessor thereof (other than contained in agreements entered into in the Ordinary Course of Business);

(l)any joint venture, partnership, marketing or similar agreements with any other Person; and

(m)all other material contracts, made other than in the Ordinary Course of Business of the Company or a Company Subsidiary, to which either the Company or a Company Subsidiary is a party or under which either the Company or a Company Subsidiary is obligated.

2.11    No Defaults. The Company and each Company Subsidiary has fulfilled and taken all action reasonably necessary to date to enable it to fulfill, when due, all of its material obligations under all Material Contracts to which it is a party. There are no breaches or defaults by the Company or a Company Subsidiary under any Material Contract that could give rise to a right of termination or claim for material damages under such Material Contract, and no event has occurred that, with the lapse of time or the election of any other party, will become such a breach or default by the Company or a Company Subsidiary. To the Knowledge of the Company, no breach or default by any other party under any Material Contract has occurred or is threatened that will or could impair the ability of the Company or a Company Subsidiary to enforce any of its rights under such Material Contract.

2.12    Transactions with Affiliates. No executive officer or director of the Company or any Company Subsidiary, Principal Stockholder, immediate family member of any of the foregoing Persons as such term is defined in Regulation O promulgated by the Federal Reserve, or entity that “controls” any of the foregoing Persons with the meaning of Regulation O promulgated by the Federal Reserve has any loan, deposit account or other agreement or arrangement with the Company or any Company Subsidiary, or any interest in any material property (whether real, personal or mixed or tangible or intangible) used in or pertaining to the business of the Company or any Company Subsidiary.

2.13    Investments.

(a)Set forth on Schedule 2.13(a) is a complete and correct list and description as of May 25, 2018, of (i) all investment and debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell that are owned by the Company or a Company Subsidiary, other than, with respect to the Bank, in a fiduciary or agency capacity (the “Investment Securities”) and (ii) all such Investment Securities pledged to secure obligations of the Company or a Company Subsidiary. With respect to each Investment Security, the Company or a Company Subsidiary has good and marketable title to all Investment Securities held by it, free and clear of all Encumbrances, except for Permitted Encumbrances. The Investment Securities are valued on the books of the Company or a Company Subsidiary, as the case may be, in accordance with GAAP. None of the Investment Securities is subject to any restriction, whether contractual or statutory, that materially impairs the ability of the Company or a Company Subsidiary to dispose of such investment at any time. With respect to all material repurchase agreements to which the Company or a Company Subsidiary is a party, the Company or the Company Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

(b)None of the Company or a Company Subsidiary has sold or otherwise disposed of any Investment Securities in a transaction in which the acquirer of such Investment Securities or other person has the right, either conditionally or absolutely, to require the Company or a Company Subsidiary to repurchase or otherwise reacquire any such Investment Securities.

(c)There are no interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements to which the Company or a Company Subsidiary is bound.

2.14    Compliance with Laws; Legal Proceedings.

(a)The Company and each Company Subsidiary is, and at all times since January 1, 2016, has been, in compliance with all Applicable Laws (i) that regulate or are concerned in any way with the ownership and operation of banks, their holding companies and their subsidiaries or the business of banking or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the maintenance and redemption of trust preferred securities, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of the Company or such Company Subsidiary, or the assets owned, used, occupied or managed by it, except for in each of (i) and (ii) above matters concerning such compliance that would not be material to the Company or a Company Subsidiary.

(b)Each of the Company and the Company Subsidiaries, and each of their respective employees, holds all licenses, certificates, permits, authorizations, franchises and rights from all appropriate federal, state or other Governmental Authorities necessary for the conduct of its business and the ownership of its assets (collectively, “Licenses”), all such Licenses are in full force and effect, and none of the Company or a Company Subsidiary, or any of their respective employees, has received any notice (whether written or, to the Knowledge of the Company or any Company Subsidiary, oral) of any pending or threatened action by any Governmental Authority to suspend, revoke, cancel or limit any License.

(c)There are no claims, actions, suits or proceedings pending or, to the Knowledge of the Company or any Company Subsidiary, threatened or contemplated against or affecting the Company or a Company Subsidiary, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining the Company or a Company Subsidiary from taking any action of any kind in connection with their respective businesses. Neither the Company nor any Company Subsidiary has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the Knowledge of the Company or any Company Subsidiary, oral) of enforcement actions, or any criticism or recommendation of a material nature concerning capital, compliance with laws or regulations, safety or soundness, fiduciary duties or other banking or business practices that has not been resolved to the reasonable satisfaction of such Governmental Authority, and neither the Company nor any Company Subsidiary has any reasonable basis for believing that any such notice or threat, criticism, recommendation or suggestion not otherwise disclosed herein is contemplated.

2.15    Insurance. Schedule 2.15 sets forth a complete and correct list of all policies of insurance in which the Company or a Company Subsidiary is named as an insured party, which otherwise relate to or cover any assets, properties, premises, operations or personnel of the Company or a Company Subsidiary, or which is owned or carried by the Company or a Company Subsidiary. For the avoidance of doubt, Schedule 2.15 does not list policies insuring collateral pledged to the Bank in which the Company or a Company Subsidiary is not named as an insured party. All such policies are legal, valid, binding, enforceable and in full force and effect as of the date hereof and, to the extent usual and customary in the context of the business and the operations in which the Company and the Company Subsidiaries are engaged, and will continue in effect until Closing (or if such policies are cancelled or lapse prior to Closing, renewals or replacements thereof will be entered into in the Ordinary Course of Business). No application for any such policies included a material misstatement or omission. All premiums and costs with respect to such policies are set forth on Schedule 2.15 and have been paid to the extent due. None of the Company or a Company Subsidiary is in breach or default under any such policy, and no event has occurred which, with notice or the lapse of time, would constitute a breach or default or permit termination, modification or acceleration, under such policy. No claim currently is pending under any such policy involving an amount in excess of $50,000. All material insurable risks in respect of the business and assets of the Company and the Company Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which the Company and the Company Subsidiary are engaged. None of the Company or any Company Subsidiary has received any notice (whether written or, to the Knowledge of the Company or any Company Subsidiary, oral) from any party of interest in or to any such policies claiming any breach or violation of any provisions thereof, disclaiming or denying coverage thereof or canceling or threatening cancellation of any such insurance contracts.

2.16    Taxes.

(a)Definitions. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, levies or other similar assessments of any kind whatsoever imposed, assessed, reassessed or collected by any Governmental Authority, including all interest, penalties, fines, installments, additions to tax or other additional amounts imposed, assessed, reassessed or collected by any Governmental Authority in respect thereof, and including those related to, or levied on, or measured by, or referred to as, net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits, gross receipts, royalty, capital, capital gain, sales, goods and services, harmonized sales, use, value added, ad valorem, transfer, land transfer, real property, capital stock, personal property, environmental, business, property development, occupancy, franchise, license, withholding, payroll, employment, employer health, health insurance, social services, education, all surtaxes, unemployment or employment insurance premiums, workers compensation payments, excise, severance, stamp, premium, escheat, or windfall profits, alternative or minimum taxes, customs duties, import and export taxes, countervail and anti-dumping, and registration fees, whether disputed or not and whether payable directly or by withholding and whether or not requiring the filing of a Tax Return; (ii) any liability of the Company or a Company Subsidiary for the Taxes described in clause (i) hereof arising as a result of being or ceasing to be a member of a consolidated, affiliated or combined group whether pursuant to Treasury Regulation §1.1502-6 (and any corresponding provision of state, local or foreign law) or otherwise; and (iii) any liability for Taxes referenced in clauses (i) and (ii) as a transferee, successor, guarantor, by contract or by operation of Applicable Law or otherwise.

(b)Tax Returns and Audits.

(i)Each of the Company and the Company Subsidiaries has prepared and timely filed (taking into account all applicable extensions) all material required U.S. federal, state, local and non-U.S. returns, elections, notices, filings, declarations, forms, claims for refund, estimates, information statements, reports and other documents, including any amendments, schedules, attachments, supplements, appendices and exhibits thereto (“Tax Returns”), with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed relating to any and all Taxes concerning or attributable to the Company and the Company Subsidiaries, as applicable. Such Tax Returns have been prepared and completed in accordance with Applicable Law in all material respects. Schedule 2.16(b)(i) lists all of the jurisdictions in which the Company and each Company Subsidiary is required to file Tax Returns or pay Taxes.

(ii)Each of the Company and the Company Subsidiaries has duly and timely paid, or caused to be duly and timely paid, all Taxes that are due and payable by them (whether or not shown or required to be shown on any Tax Return) or made adequate provision for the payment of all material Taxes due and payable by the Company and each of the Company Subsidiaries.

(iii)Each of the Company and the Company Subsidiaries has duly and timely withheld or deducted all Taxes and other amounts required by Applicable Law to be withheld or deducted by it, including Taxes and other amounts required to be deducted or withheld by it in respect of any amount paid or credited, or deemed to be paid or credited, by it to or for the account or benefit of any person, including any former or current Employees, officers or directors and any non-resident person, and has duly and timely remitted, or will duly and timely remit, as applicable, to the appropriate Governmental Authority such Taxes and other amounts required by Applicable Law to be remitted by it, for all periods ending on or prior to the Closing Date.

(iv)None of the Company or any Company Subsidiary has entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time, including any statute of limitations on or outstanding extension of the period for the assessment or collection of any Tax, and none of the Company or Company Subsidiaries is a beneficiary of any such extension of time that will be outstanding and in effect on the Closing Date.

(v)No audit or other examination of any Tax Return of any of the Company and the Company Subsidiaries is in progress, nor has the Company or any Company Subsidiary been notified in writing of any request for such an audit or other examination.

(vi)There are no liens on the assets of the Company or any Company Subsidiary relating to or attributable to Taxes, except for inchoate Tax liens that attach by operation of law.

(vii)None of the Company or any Company Subsidiary is a party to any Tax allocation or sharing agreement (other than with respect to itself and any Company Subsidiaries). None of the Company or any Company Subsidiary is or has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which the Company is the common parent) or otherwise has any liability for the Taxes of any person (other than with respect to itself or any of the Company Subsidiaries).

(viii)None of the Company or any Company Subsidiary has been at any time a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(ix)No claim in writing has ever been made by any Governmental Authority in a jurisdiction in which any of the Company or a Company Subsidiary does not file Tax Returns that the Company or a Company Subsidiary, as applicable, is or may be subject to Taxes in such jurisdiction.

(x)None of the Company or any Company Subsidiary has entered into, been a party to or otherwise participated (directly or indirectly) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under similar provisions of state, local or foreign Tax laws.

(xi)No Tax rulings have been entered into or issued by any Taxing authority with respect to the Company or any Company Subsidiary that would affect the computation of Tax liability of the Company or a Company Subsidiary, as applicable, for any periods (or portions thereto)

beginning on or after the Closing Date, and no request for any such rulings currently is pending with any Governmental Authority.

(xii)None of the Company or any Company Subsidiary has agreed to make, or is required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(xiii)There is no contract or Company Benefit Plan covering any current or former employee or current or former independent contractor of the Company or any Company Subsidiary that, individually or collectively, could give rise to a payment by the Company or any Company Subsidiary (or the provision by the Company or any Company Subsidiary of any other benefits such as accelerated vesting) that would not be deductible by the Company or such Company Subsidiary by reason of Code Section 280G or subject to an excise Tax under Code Section 4999. None of the Company or any Company Subsidiary has any indemnity obligations for any excise Taxes imposed under Code Section 4999 or for any Taxes of any employee, including Taxes under Code 409A.

(xiv)The Company and each Company Subsidiary has disclosed on their respective Tax Returns all positions taken therein that could reasonably give rise to a substantial understatement of Taxes within the meaning of Code Section 6662.

2.17    Environmental Laws and Regulations.

(a)Each of the Company and the Company Subsidiaries (i) has had and now has all environmental approvals, consents, Licenses, permits and orders required to conduct the business in which it has been or is now engaged and (ii) has been and is in compliance in all material respects with all applicable Environmental Laws.

(b)Except as set forth on Schedule 2.17(b):

(i)there are no claims, actions, suits or proceedings pending or, to the Knowledge of the Company or any Company Subsidiary, threatened or contemplated against, or involving, the Company or any of the Company Subsidiaries, or any assets of any of the Company or the Company Subsidiaries, under any of the Environmental Laws (whether by reason of any failure to comply with any of the Environmental Laws or otherwise);

(ii)no decree, judgment or order of any kind under any of the Environmental Laws has been entered against the Company or any of the Company Subsidiaries;

(iii)the Company and the Company Subsidiaries are in material compliance with applicable Environmental Laws;

(iv)there has been no Release of Hazardous Materials at or affecting the Real Property or any other property;

(v)(A) there are no Hazardous Materials in the soils, groundwater or surface waters of the Real Property that exceed applicable clean-up levels under Environmental Laws and (B) no Real Property is currently listed on or proposed for listing on any listing on the United States Environmental Protection Agency’s National Priorities List or any other analogous state governmental list of properties or sites that require investigation, remediation or other response action under applicable Environmental Laws;

(vi)none of the Company or the Company Subsidiaries is or has ever (A) transported or disposed, or arranged for the transportation or disposal, either directly or indirectly through a sub-contractor, of a Hazardous Material, at any facility from which there is a Release or threat of Release or that is currently undergoing investigation, remediation or other response action under applicable Environmental Laws, or (B) owned, operated, leased, subleased or, to the Knowledge of the Company or any Company Subsidiary, held a security interest in (1) any facility at which any Hazardous Materials were treated, stored in significant quantities, recycled, disposed or are or were installed or incorporated into the structure or (2) any real property on which such a facility is or was located.

(c)To the Knowledge of the Company or any Company Subsidiary, there are no other facts, conditions or situations, whether now or heretofore existing, that could form the basis for any claim against, or result in any liability of, the Company or any of the Company Subsidiaries under any Environmental Law.

(d)“Hazardous Materials” means (A) pollutants, contaminants, pesticides, petroleum or petroleum products, radioactive substances, solid wastes or hazardous or extremely hazardous, special, dangerous, or toxic wastes, substances, chemicals or materials which are considered to be hazardous or toxic under any Environmental Law, including any “hazardous substance” as defined in or under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., Sec. 9601, et seq., as amended and reauthorized, and any “hazardous waste” as defined in or under the Resource Conservation and Recovery Act, 42 U.S.C., Sec. 6902, et seq., and all amendments thereto and reauthorizations thereof, and (B) any other pollutants, contaminants, hazardous, dangerous or toxic chemicals, materials, wastes or other substances, including any industrial process or pollution control waste or asbestos, which pose a risk to the health and safety of any person.

(e)“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material), either on the Real Property or migrating from the Real Property onto another property, whether or not notification or reporting to any governmental authority was or is required, including any Release which is subject to Environmental Laws.

(f)“Environmental Laws” means all applicable federal, state and local statutes, regulations, ordinances, rules and policies, all court and administrative orders and decrees, all arbitration awards, and the common law, which pertain to Hazardous Materials or protection of human health and safety.

2.18    Community Reinvestment Act Compliance. The Bank’s most recent Community Reinvestment Act rating was “satisfactory” or better.

2.19    Company Regulatory Reports. Since January 1, 2015, the Company and the Company Subsidiaries have each timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the Federal Deposit Insurance Corporation, the Illinois Department of Financial and Professional Regulation (the “IDFPR”), the IL SOS and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of the Company or a Company Subsidiary (the “Regulatory Reports”), and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable Governmental Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, there is no reason why the granting of any of the Requisite Regulatory Approvals would be denied or unduly delayed.

2.20    Employee Matters.

(a)(i) Neither the Company nor any Company Subsidiary has entered into, nor is the Company or any Company Subsidiary otherwise bound by, any collective bargaining agreements that are now in effect with respect to their employees nor has the Company or any Company Subsidiary experienced any labor disturbance, slow-down, strike, lockout, material grievance, claim of unfair labor practices, or other dispute relating to any union or collective bargaining within the past three years; (ii) there is no labor strike, labor dispute, or work slow-down, stoppage or lockout pending or, to the Knowledge of the Company and the Company Subsidiaries, threatened against or affecting the Company or any Company Subsidiary; (iii) to the Knowledge of the Company and the Company Subsidiaries, no union organization campaign is threatened or in progress with respect to any of the employees of the Company or the Company Subsidiary, and no question concerning representation exists respecting such employees; (iv) there is no unfair labor practice charge or complaint threatened or pending against the Company or the Company Subsidiaries before the National Labor Relations Board; and (v) neither the Company nor any Company Subsidiary has agreed to recognize any union or other collective bargaining representative, and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of the employees of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has committed any unfair labor practice. To the Knowledge of the Company and the Company Subsidiaries, (1) no event has occurred or circumstance exists that could provide the basis for any work slow-down or stoppage or other labor dispute and (2) there is no organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or the Company Subsidiaries.

(b)Schedule 2.20(b) sets forth the name, job title and date of commencement of employment with respect to each employee of the Company and the Company Subsidiaries (collectively, the “Employees”).

(c)The Company and the Company Subsidiaries have complied and are in compliance in all material respects with all laws relating to the employment of labor, including any provisions thereof relating to (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, employee benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, retaliatory, harassing, or discriminatory employment or labor practices; (iii) occupational health and safety standards; (iv) employment taxes, deductions, reporting and licensure requirements, and (v) plant closing, mass layoff, immigration, workers’ compensation, disability, unemployment compensation, whistleblower laws, driver regulations, and other employment laws, regulations and ordinances. The Company and each Company Subsidiary are in material compliance with the Immigration Reform and Control Act of 1986 and maintain a current Form I-9, as required by such Act, in the personnel file of each employee hired after November 9, 1986 and the Company and the Company Subsidiaries have verified that each and every employee who is currently working in the United States is eligible to work in the United States.

(d)All employees of the Company and the Company Subsidiaries have been or will have been on or before the Closing, paid in full by the Company and the Company Subsidiaries, as applicable, for all earned wages, salaries, commissions, bonuses (including any bonuses or incentive compensation related to the transactions contemplated by this Agreement), vacation pay, sick pay, and other compensation for all services performed by such employees up to and including the Closing or any such unpaid amounts existing at the time of the Closing will be properly reflected in the Closing Balance

Sheet. All independent contractors who have worked for the Company or any Company Subsidiary at any time are and have been properly classified as independent contractors pursuant to all applicable regulations. The Company and any Company Subsidiary have withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to their respective employees and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. To the Knowledge of the Company and the Company Subsidiaries, no officer of the Company or any Company Subsidiary intends to terminate employment with the Company or any Company Subsidiary prior to or following the Closing.

2.21    Employee Benefit Plans.

(a)Schedule 2.21(a) includes a complete and correct list of each employee welfare benefit plan and employee pension benefit plan within the meaning of ERISA Sections 3(1) and 3(2), respectively (the “ERISA Plans”), each compensation, consulting, employment or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, other stock based, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, change in control, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees or former employees or directors or former directors of the Company or any Company Subsidiary which the Company or any Company Subsidiary maintains or contributes to (or, with respect to any employee pension benefit plan has maintained or contributed to since the date of its incorporation) or to which the Company or any Company Subsidiary is a party or by which it is otherwise bound or has liability with respect to (collectively, together with the ERISA Plans, the “Company Benefit Plans”). None of the Company or any Company Subsidiary has, and has ever had, an affiliate that would be treated as a single employer together with the Company or any Company Subsidiary (an “ERISA Affiliate”) under Section 414 of the Code, other than the Company and the Company Subsidiaries with respect to each other.

(b)The Company previously has delivered to Parent true and complete copies of the following with respect to each Company Benefit Plan: (i) copies of each Company Benefit Plan, and all related plan descriptions; (ii) the last three years’ Annual Returns on Form 5500, including all schedules thereto and the opinions of independent accountants; (iii) all Internal Revenue Service (“IRS”) determination (or opinion) letters; (iv) all contracts with third party administrators, actuaries, investment managers, trustee, consultants, insurers, and independent contractors that relate to any Company Benefit Plan; (v) all notices and other communications that were given by the Company or any Company Benefit Plan to the IRS, the U.S. Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation (the “PBGC”), or any participant or beneficiary, pursuant to applicable law, within the four years preceding the date of this Agreement; and (vi) all notices or other communications that were given by the IRS, the PBGC, or the DOL to the Company or any Company Benefit Plan within the four years preceding the date of this Agreement.

(c)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of the Company or any Company Subsidiary under any Company Benefit Plan or any other increase in the liabilities of the Company or any Company Subsidiary under any Company Benefit Plan as a result of the transactions contemplated by this Agreement.

(d)Neither the Company nor any Company Subsidiary maintains or participates, and has ever maintained or participated, in (i) a multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”); (ii) a “multiple employer plan” within the meaning of Section 3(37) of ERISA; (iii) a “multiple employer welfare arrangement” within the meaning of Section

3(40) of ERISA; or (iv) a pension plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. Neither the Company nor any Company Subsidiary or, to their Knowledge, any director or employee of the Company or any Company Subsidiary, or any fiduciary of any ERISA Plan has engaged in any transaction in violation of Section 406 or 407 of ERISA or any “prohibited transaction” (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 408 of ERISA or Section 4975(d) of the Code in connection with such ERISA Plan and which would reasonably be expected to result in material liability to the Company or any Company Subsidiary. The Company and the Company Subsidiaries do not provide and have never provided medical benefits, life insurance or similar welfare benefits to former employees, except as required by Section 601 of ERISA.

(e)Each ERISA Plan that is intended to qualify under Section 401 and related provisions of the Code is the subject of a current favorable determination letter from the IRS, to the effect that it is qualified under the Code and that its related funding instrument is tax exempt under Section 501 of the Code (or the Company and the Company Subsidiaries are otherwise relying on an opinion letter issued to the prototype sponsor), and, to the Company’s or the Company Subsidiaries’ Knowledge, there are no facts or circumstances that would adversely affect the qualified status of any ERISA Plan or the tax-exempt status of any related trust, and such ERISA Plan has been timely amended to reflect applicable legislation and regulations for which the remedial amendment period has expired.

(f)Each Company Benefit Plan has been administered in material compliance with its terms and with all Applicable Law, rules and regulations, including ERISA and the Code. Neither the Company nor any affiliate of the Company that is a fiduciary with respect to any Company Benefit Plan has breached any of the responsibilities, obligations or duties imposed on it by ERISA. No Company Benefit Plan is currently the subject of a submission under IRS Employee Plans Compliance Resolution System or any similar system, nor under any DOL amnesty program, and neither the Company nor any Company Subsidiary anticipates any such submission of any Company Benefit Plan.

(g)Other than claims for benefits made in the Ordinary Course of Business, there is no litigation, claim, assessment, audit, inquiries or reviews pending or, to the Company’s or the Company Subsidiaries’ Knowledge, threatened by, on behalf of, or against any of the Company Benefit Plans or against the administrators or trustees or other fiduciaries of any of the Company Benefit Plans and, to the Company’s or the Company Subsidiaries’ Knowledge, there is no reasonable basis for any such litigation, claim or assessment.

(h)No Company Benefit Plan fiduciary or any other person has, or has had, any liability to any Company Benefit Plan participant, beneficiary or any other person under any provisions of ERISA or any other applicable law by reason of any action or failure to act in connection with any Company Benefit Plan, including any liability by reason of any payment of, or failure to pay, benefits or any other amounts or by reason of any credit or failure to give credit for any benefits or rights. Every Company Benefit Plan fiduciary and official is bonded to the extent required by Section 412 of ERISA.

(i)All accrued contributions and other payments to be made by the Company or the Company Subsidiaries to any Company Benefit Plan (i) through the date hereof have been made or reserves adequate for such purposes have been set aside therefor and reflected in the Company Financial Statements and (ii) through the Closing Date will have been made or reserves adequate for such purposes will have been set aside therefor and reflected in the Company Financial Statements. None of the Company or any Company Subsidiary is in default in performing any of its contractual obligations under any of the Company Benefit Plans or any related trust agreement or insurance contract. There are no outstanding liabilities with respect to any Company Benefit Plan other than liabilities for benefits to be paid to participants in such Company Benefit Plan and their beneficiaries in accordance with the terms of such Company Benefit Plan. Except to the extent reserved for and reflected in the Company Financial Statements in accordance with this subsection (i), none of the Company or any Company Subsidiary has committed to, or announced, a change to any Company Benefit Plan that increases the cost of the Company Benefit Plan to the Company or a Company Subsidiary.

(j)No condition exists as a result of which the Company would have any liability, whether absolute or contingent, under any Company Benefit Plan with respect to any misclassification of a person performing services for the Company as an independent contractor rather than as an employee.

2.22    Technology and Intellectual Property.

(a)Schedule 2.22(a) sets forth a complete and correct list of all (i) registered trademarks, service marks, domain names, copyrights and patents; (ii) applications for registration or grant of any of the foregoing; (iii) unregistered trademarks, service marks, trade names, logos and assumed names; and (iv) licenses for any of the foregoing, in each case, owned by or for the benefit of the Company or a Company Subsidiary, or used in or necessary to conduct the Company’s or a Company Subsidiary’s business as presently conducted. The items on Schedule 2.22(a), together with all other trademarks, service marks, trade names, logos, assumed names, patents, copyrights, trade secrets, computer software, licenses, formulae, customer lists or other databases, business application designs and inventions currently used in or necessary to conduct the businesses of the Company or of a Company Subsidiary, constitute the “Intellectual Property.”

(b)The Company and each Company Subsidiary has ownership of, or such other rights by license, lease or other agreement in and to, the Intellectual Property as is necessary to permit the use of the Intellectual Property in the conduct of its business as presently conducted. Neither the Company nor any Company Subsidiary has received any notice (whether written or, to the Knowledge of the Company or any Company Subsidiary, oral) alleging that the Company or any Company Subsidiary has infringed or violated any trademark, trade name, copyright, patent, trade secret right or other proprietary right of others, and to the Knowledge of the Company and the Company Subsidiaries, none of the Company or any Company Subsidiary has committed any such violation or infringement. To the Knowledge of the Company or any Company Subsidiary, there are no facts or circumstances that, upon consummation of the transactions contemplated hereby, would cause the Company or any Company Subsidiary to be in any way more restricted in its use of any of the Intellectual Property than it was on the date hereof under any contract to which the Company or a Company Subsidiary is a party or by which it is bound, or that use of such Intellectual Property by the Bank will, as a result of such consummation, violate or infringe the rights of any Person, or subject Parent, the Company a Company Subsidiary to liability of any kind, under any such contract.

(c)The Company or a Company Subsidiary has ownership of, or such other rights by license, lease or other agreement in and to, the IT Assets as is necessary to permit the Company and the Company Subsidiaries to use the IT Assets in the conduct of their respective businesses as presently conducted. The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and the Company Subsidiaries in connection with their respective businesses, and have not materially malfunctioned or failed within the past three years. “IT Assets” means the computers, computer software, firmware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned or leased by the Company or the Company Subsidiaries. To the Knowledge of the Company and the Company Subsidiaries, the IT Assets

do not contain any worms, viruses, bugs, faults or other devices or effects that (i) enable or assist any Person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets, except as disclosed in its documentation. To the Knowledge of the Company and the Company Subsidiaries, no Person has gained unauthorized access to the IT Assets. The Company and the Company Subsidiaries have implemented reasonable back-up and disaster recovery technology consistent with industry practices. To the Knowledge of the Company and the Company Subsidiaries, except for “off the shelf” software licensed by the Company or the Company Subsidiaries in the Ordinary Course of Business, none of the IT Assets contains any shareware, open source code, or other software the use of which by the Company to any Company Subsidiary requires disclosure or licensing of any intellectual property.

2.23    Absence of Certain Changes or Events. Other than as specifically disclosed in this Agreement, the Company Financial Statements, or the Schedules delivered pursuant to this Agreement, there has not occurred (a) since December 31, 2017, any material adverse change in the financial condition, assets, liabilities, business or results of operations of the Company or a Company Subsidiary, and no fact or condition exists or is contemplated or threatened which might reasonably be expected to cause such a change in the future, or (b) any changes or condition, event, circumstance, fact or other occurrence, whether occurring before or since December 31, 2017 that may reasonably be expected to have or result in a material adverse change in the financial condition, assets, liabilities, business or results of operations of the Company or a Company Subsidiary. No fact or condition exists with respect to the business, operations or assets of the Company or the Company Subsidiaries which the Company has reason to believe may cause the Federal Reserve Application, the IDFPR Application or any of the other regulatory approvals referenced in Section 6.4 or Section 7.4 to be denied or unduly delayed.

2.24    Conduct of Business Since December 31, 2017. Since December 31, 2017 the business of the Company and each Company Subsidiary has been conducted only in the Ordinary Course of Business. Without limiting the generality of the foregoing, since December 31, 2017, except as set forth on such Schedule, none of the Company or a Company Subsidiary has taken, or has caused, suffered or permitted to be taken any of the following actions:

(a)sold, leased (as lessor), transferred or otherwise disposed of (including any transfers to any of its affiliates), or mortgaged or pledged, or imposed or suffered to be imposed any Encumbrance on, any of the Company’s or any Company Subsidiary’s assets reflected on the Company Financial Statements or any assets acquired by the Company or a Company Subsidiary after December 31, 2017, except for (i) OREO and loans held for sale and Investment Securities sold or otherwise disposed of in the Ordinary Course of Business and (ii) Permitted Encumbrances;

(b)cancelled any debts owed to or claims held by the Company or a Company Subsidiary (including the settlement of any claims or litigation) other than in the Ordinary Course of Business;

(c)created, incurred or assumed, or agreed to create, incur or assume, any indebtedness for borrowed money in respect of the Company or a Company Subsidiary, or entered into, as lessee, any capitalized lease obligations, in either case other than in the Ordinary Course of Business;

(d)accelerated or delayed collection of notes, accounts or loans receivable generated by the Company or a Company Subsidiary in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business;

(e)delayed or accelerated payment of any account payable or other liability of the Company or a Company Subsidiary beyond or in advance of its due date or the date when such liability would have been paid in the Ordinary Course of Business;

(f)declared or paid any dividend on shares of Company Common Stock or made any other distribution with respect thereto, except in the Ordinary Course of Business;

(g)instituted any increase in any compensation payable to any employee of the Company or any Company Subsidiary other than routine increases in the Ordinary Course of Business, or instituted any increase in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits made available to employees of the Company or any Company Subsidiary;

(h)prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods; or

(i)made any change in the accounting principles and practices used by the Company or any Company Subsidiary from those applied in the preparation of the Company Financial Statements and the related statements of income and cash flow for the period then ended.

2.25    Change in Business Relationships. None of the Company or any Company Subsidiary has received notice (whether written or, to the Knowledge of the Company or any Company Subsidiary, oral), whether on account of the transactions contemplated by this Agreement or otherwise, (a) that any customer, agent, representative, supplier, vendor or business referral source of the Company or any Company Subsidiary intends to discontinue, diminish or change its relationship with the Company or any Company Subsidiary, the effect of which would be material to the business, assets or operations of the Company or any Company Subsidiary, or (b) that any executive officer of the Company or any Company Subsidiary intends to terminate or substantially alter the terms of his or her employment. There have been no complaints or disputes (in each case set forth in writing) with any customer, employee, agent, representative, supplier, vendor, business referral source or other parties that have not been resolved which are reasonably likely to be material to the business, assets or operations of the Company or any Company Subsidiary.

2.26    Trust Activities.  The Company and each Company Subsidiary has performed all material duties for, complied with all administrative procedures under, and properly administered in all material respects, all accounts for which it acts as fiduciary, including any accounts for which it serves as trustee, agent, guardian, custodian or investment advisor, in accordance with the terms of the governing documents for each such account and Applicable Law. Neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, has committed any default with respect to any such fiduciary account.

2.27    Insurance Activities.

(a)Schedule 2.27(a) lists all jurisdictions in which the Company or a Company Subsidiary is licensed to conduct the business of insurance or services related to the business of insurance. The consummation of the transactions contemplated by this Agreement shall not give any Governmental Authority the right to terminate any of certificates of authority, licenses and permits required to operate the Company and the Company Subsidiaries’ insurance business as presently conducted. No loss or expiration of any certificates of authority or license to conduct the business of insurance or services related to the business of insurance is pending or overtly threatened against the Company or any Company Subsidiary. The Company and the Company Subsidiaries have filed all mandatory reports, statements, documents, registrations, filings and submissions which are (i) required by any Governmental Authority in connection with the statutes and regulations applicable to the Company and the Company Subsidiaries’ insurance business or (ii) related to the operation of such insurance business of insurance in the Ordinary Course of Business, and all deficiencies or violations in all reports of examination by any Governmental Authority (including market conduct examinations) related to the business of insurance have been resolved in all material respects.

(b)The agents or producers of the Insurance Subsidiary that market, sell and issue insurance products, or provide insurance related services, are duly licensed and in compliance with all Applicable Laws in all material respects. All premiums or fees charged by the Insurance Subsidiary to policyholders, brokers or insurers with respect to its insurance products and services are consistent with rates filed with and approved by an applicable Governmental Authority, in each case to the extent required by Applicable Law at the time such product or service was issued, written or provided.

2.28    Agriculture Related Activities.

(a)Schedule 2.28(a) lists all jurisdictions in which the Company or a Company Subsidiary is licensed to conduct the business of farm brokerage and management or services related to the farm brokerage and management. The consummation of the transactions contemplated by this Agreement shall not give any Governmental Authority the right to terminate any of certificates of authority, licenses and permits required to operate the Company and the Company Subsidiaries’ farm brokerage and management business as presently conducted. No loss or expiration of any certificates of authority or license to conduct the business of farm brokerage and management or services related to the business of farm brokerage and management is pending or overtly threatened against the Company or any Company Subsidiary. The Company and the Company Subsidiaries have filed all mandatory reports, statements, documents, registrations, filings and submissions which are (i) required by any Governmental Authority in connection with the statutes and regulations applicable to the Company and the Company Subsidiaries’ farm brokerage and management business or (ii) related to the operation of such farm brokerage and management business in the Ordinary Course of Business, and all deficiencies or violations in all reports of examination by any Governmental Authority related to the business of farm brokerage and management have been resolved in all material respects.

(b)The agents that market and sell and issue farm brokerage or management products, or provide farm brokerage or management related services, are duly licensed and in compliance with all Applicable Laws in all material respects.

2.29    Brokers’ and Finders’ Fees. None of the Company or any Company Subsidiary has any liability (whether incurred, potential, contingent or otherwise) for financial advisor fees, brokerage commissions, finders’ fees, or like compensation with respect to the transactions contemplated by this Agreement.

2.30    Opinion of Financial Advisor. The Company has received the opinion of Piper Jaffray & Co., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger and as a result of the Special Dividend by the holders of shares of Company Common Stock is fair to each such holder from a financial point of view, a signed copy of which opinion has been delivered to Parent.

2.31    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement to be filed with the

Commission by Parent in connection with the transactions contemplated by this Agreement will, at the time the Registration Statement is filed with the Commission, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of Applicable Law, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing for inclusion or incorporation by reference in the Proxy Statement.

2.32    No Other Representations or Warranties. Except for the representations and warranties made by the Company in this ARTICLE II, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, any of the Company Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its affiliates or Representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of the Company Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this ARTICLE II, any oral or written information presented to Parent or any of its affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. The Company acknowledges and agrees that neither Parent or Merger Sub nor any other Person has made or is making any express or implied representation or warranty other than those contained in ARTICLE III.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
CONCERNING PARENT AND MERGER SUB

Except as disclosed in the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently herewith (the “Parent Disclosure Schedule”) (provided, that any disclosures made with respect to a section of this ARTICLE III shall be deemed to qualify any other section of this ARTICLE III specifically referenced or cross-referenced), Parent and Merger Sub hereby represent and warrant to the Company as of the date hereof as follows:
3.1    Organization.

(a)Parent is duly registered as a financial holding company under the BHCA, is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Parent. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Illinois, has the limited liability company power and authority to own its own properties and to carry on its business as it is now being conducted, and is duly qualified and in good standing as a foreign company in each jurisdiction where the location and character of its properties and the business conducted by it require such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on Parent. Merger Sub is a wholly owned subsidiary of the Company.

(b)First Mid-Illinois Bank & Trust, N.A. is a nationally chartered bank, duly chartered and organized, validly existing and currently authorized to transact the business of banking under the laws of the United States of America (the “Parent Bank”), and has the requisite power and authority to own its properties and to carry on its business as presently conducted. Parent Bank is a wholly owned subsidiary of the Company.

3.2    Capitalization. The authorized capital stock of Parent consists of (i) 30,000,000 shares of common stock, $4.00 par value per share, of which 14,335,570 shares were issued and outstanding, and 225,825 shares were held in treasury, as of the date of this Agreement, and (ii) 1,000,000 shares of preferred stock, no par value per share, of which zero shares are issued and outstanding as of the date of this Agreement. The issued and outstanding shares of Parent Common Stock have been duly and validly authorized and issued and are fully paid and non-assessable. The Parent Common Stock is subject to certain preferences, qualifications, limitations, restrictions or special or relative rights under Parent’s certificate of incorporation, a true and complete copy of which has been previously provided to the Company. There are no options, warrants, agreements, contracts or other rights in existence to purchase or acquire from Parent any shares of capital stock of Parent, whether now or hereafter authorized or issued, other than shares issuable pursuant to employee benefit or compensation plans referred to in the Parent SEC Documents. There are no voting trusts, voting agreements, proxies or other agreements, instruments or undertakings with respect to the voting of any interests in Parent.

3.3    Authorization; No Violations. The execution and delivery of this Agreement by Parent and the performance of Parent’s obligations hereunder have been duly and validly authorized by the board of directors of Parent (the “Parent Board”), do not violate or conflict with the certificate of incorporation or by-laws of Parent, the Delaware General Corporation Law, as amended, or any Applicable Law, court order or decree to which Parent is a party or subject, or by which Parent is bound, and require no further corporate or stockholder approval on the part of Parent. Subject to receipt of the consents or approvals set forth in Schedule 3.4, the execution and delivery of this Agreement by Parent and the performance of Parent’s obligations hereunder do not and will not result in any default or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other agreement by which Parent is bound. This Agreement, when executed and delivered, and subject to the matters described in Section 3.4, will be a valid, binding and enforceable obligation of each of Parent, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and to general principles of equity.

3.4    Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are necessary in connection with the execution and delivery by Parent of this Agreement and the consummation by Parent, as of the Effective Date, of the transactions contemplated by this Agreement, except for (a) the consents and approvals set forth on Schedule 3.4, (b) the filing by Parent of an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHCA (the “Federal Reserve Application”) and the filing of an application with the IDFPR under the Illinois Banking Act, as amended (the “IDFPR Application”), (c) the filing by Parent of the Registration Statement, (d) the Company Stockholder Approval, and (e) the filing of the Articles of Merger with the IL SOS under the IBCA and the ILLCA.

3.5    Parent SEC Filings and Financial Statements.

(a)The financial statements presented (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) have been prepared in conformity with GAAP, except in each case as indicated in such statements or the notes thereto, and comply in all material respects with all applicable Legal Requirements. Taken together, the financial statements presented in the Parent SEC Reports (collectively, the “Parent Financial Statements”) are complete and correct in all material respects and fairly and accurately present the respective financial position, assets, liabilities and results of operations of Parent and its subsidiaries at the respective dates of and for the periods referred to in the Parent Financial Statements, subject to normal year-end audit adjustments in the case of unaudited Parent Financial Statements. The Parent Financial Statements do not include any assets or omit to state any liabilities, absolute or contingent, or other facts, which inclusion or omission would render the Parent Financial Statements misleading in any material respect as of the respective dates thereof and for the periods referred to therein. As of the date hereof, BKD LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent registered public accountants of Parent.

(b)Since the December 31, 2016, Parent has filed all forms, documents and reports required to be filed with the Commission under the Securities Act or the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (collectively with any amendments thereto, but excluding the Proxy Statement and the Registration Statement, the “Parent SEC Reports”), except to the extent that the failure to file any such Parent SEC Report would not have a Material Adverse Effect on Parent. Each of the Parent SEC Reports, in each case as of its filing date, or, if amended, as finally amended prior to the date of this Agreement (with respect to those Parent SEC Reports filed prior to the date of this Agreement), has complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and none of the Parent SEC Reports, when filed or furnished or, if amended, as finally amended prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the failure to file any such Parent SEC Report would not have a Material Adverse Effect on Parent. None of Parent’s subsidiaries are or ever have been required to file periodic reports with the Commission. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the Commission with respect to any of the Parent SEC Reports.

(c)Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and Parent has established and maintains internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since December 31, 2016, neither Parent nor any of its subsidiaries has Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that Parent or any of its subsidiaries has engaged in questionable accounting or auditing practices, which, if true, would constitute a significant deficiency or a material weakness. Since January 1, 2016, subject to any applicable grace periods, (i) Parent has been and is in compliance in all material respects with the applicable provisions of the Sarbanes Oxley Act of 2002, and (ii) Parent has been and is in compliance with the applicable listing and corporate governance rules and regulations of NASDAQ.

3.6    Compliance with Laws; Legal Proceedings.

(a)Parent and its subsidiaries are each in compliance with all applicable federal, state, county and municipal laws and regulations (i) that regulate or are concerned in any way with the ownership and operation of banks or the business of banking, their holding companies and their subsidiaries or of acting as a fiduciary, including those laws and regulations relating to the investment of funds, the taking of deposits, the lending of money, the collection of interest, the extension of credit and the location and operation of banking facilities, or (ii) that otherwise relate to or affect the business or assets of Parent or any of its subsidiaries or the assets owned, used, occupied or managed by Parent or any of its subsidiaries, except for such noncompliance which individually or in the aggregate would not have a Material Adverse Effect on Parent. Parent and its subsidiaries hold all material Licenses from all appropriate federal, state or other Governmental Authorities necessary for the conduct of their respective businesses and the ownership of their respective assets. None of Parent or its subsidiaries has received from any federal, state or other Governmental Authority any notice or communication indicating that Governmental Authority would, and Parent has no reason to believe any such Governmental Authority would, object to, or withhold any approval or consent necessary for, the consummation by Parent of the Merger and the transactions contemplated by this Agreement.

(b)Except as may be disclosed in the Parent SEC Documents, there are no material claims, actions, suits or proceedings pending or, to the Knowledge of Parent, threatened or contemplated against or affecting Parent or its subsidiaries, at law or in equity, or before any federal, state or other Governmental Authority or any arbitrator or arbitration panel, whether by contract or otherwise, including any claims, actions, suits or proceedings that might seek to challenge the validity or propriety of the Merger or that would affect Parent’s ability to obtain the Requisite Regulatory Approvals, and there is no decree, judgment or order or supervisory agreement of any kind in existence against or restraining Parent or its subsidiaries from taking any action of any kind in connection with their respective businesses. Except as may be disclosed in the Parent SEC Documents, none of Parent or its subsidiaries has received from any federal, state or other Governmental Authority any notice or threat (whether written or, to the Knowledge of Parent, oral) of any enforcement action, criticism or recommendation concerning capital, compliance with laws or regulations, safety or soundness, fiduciary duties or other banking or business practices that has not been resolved to the reasonable satisfaction of such Governmental Authority and that would be materially adverse to Parent and its subsidiaries taken as a whole, and Parent has no reasonable basis to believe that any such enforcement action, criticism or recommendation not otherwise disclosed herein is contemplated.

3.7    Parent Regulatory Reports. Since December 31, 2016, Parent and its subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, required to be filed with the Federal Reserve, the OCC, the Delaware Secretary of State and any other Governmental Authority or self-regulatory organization with jurisdiction over any of the activities of Parent or its subsidiaries (the “Parent Regulatory Reports”), and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, the Parent Regulatory Reports complied in all material respects with the statutes, rules and regulations enforced or promulgated by the applicable Governmental Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.8    No Adverse Change. Except as disclosed in the Parent SEC Documents or this Agreement, there has not occurred (a) since December 31, 2017, any Material Adverse Effect on Parent,

or (b) any change, condition, event, circumstance, fact or other occurrence, whether occurring before or since December 31, 2017 that may reasonably be expected to have or result in a Material Adverse Effect on Parent. No fact or condition exists with respect to the business, operations or assets of Parent or its subsidiaries which Parent has reason to believe may cause the Federal Reserve Application, the IDFPR Application or any of the other regulatory approvals referenced in Section 6.4 or Section 7.4 to be denied or unduly delayed.

3.9    Taxation of the Merger. Neither Parent nor any of its subsidiaries has taken any action or agreed to take any action that would preclude the Merger from qualifying as a reorganization in accordance with Section 368(a) of the Code and, to the Knowledge of Parent, there are no agreements or arrangements to which Parent or any of its subsidiaries is a party that would prevent the Merger from so qualifying.

3.10    Brokers’ and Finders’ Fees. Neither Parent nor any of its subsidiaries has any liability (whether incurred, potential, contingent or otherwise) for financial advisor fees, brokerage commissions, finders’ fees, or like compensation with respect to the transactions contemplated by this Agreement.

3.11    Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the Commission, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

3.12    Loans; Loan Loss Reserves.

(a)Each outstanding loan, loan agreement, note, lease or other borrowing agreement (including any overdraft protection extensions of credit), any participation therein and any guaranty, renewal or extension thereof (collectively, “Parent Loans”) reflected on the books and records of Parent Bank is evidenced by appropriate and sufficient documentation and, to the Knowledge of Parent, constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights and remedies generally from time to time in effect and by Applicable Law which may affect the availability of equitable remedies. No obligor named in any Parent Loan has provided notice (whether written or, to the Knowledge of Parent or Parent Bank, oral) to Parent or Parent Bank that such obligor intends to attempt to avoid the enforceability of any term of any Parent Loan under any such laws or equitable remedies, and no Parent Loan is subject to any valid defense, set-off, or counterclaim that has been threatened or asserted with respect to such Parent Loan. All Parent Loans that are secured, as evidenced by the appropriate and sufficient ancillary security documents, are so secured by valid and enforceable liens. Neither Parent nor Parent Bank has entered into any loan repurchase agreements.

(b)The reserves for loan and lease losses shown on each of the balance sheets contained in the Parent Financial Statements are adequate in the judgment of management and consistent with applicable regulatory standards and under GAAP to provide for losses, net of recoveries relating to loans and leases previously charged off, on loans and leases outstanding (including accrued interest receivable) as of the applicable date of such balance sheet. The aggregate loan balances of Parent Bank in excess of such reserves, in each case as shown on Parent Financial Statements, are, to the Knowledge of Parent and Parent Bank, collectible in accordance with their terms.

3.13    Financial Capability. Parent has a sufficient number of non-outstanding shares of Parent Common Stock to complete the Merger as contemplated by this Agreement. Parent will have prior to the Effective Time sufficient funds to pay the aggregate Cash Consideration and the Option Consideration.

3.14    Community Reinvestment Act Compliance. Parent Bank’s most recent Community Reinvestment Act rating was “satisfactory” or better.

3.15    No Other Representations or Warranties. Except for the representations and warranties made by Parent in this ARTICLE III, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent, any of its subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates or Representatives with respect to: (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this ARTICLE III, any oral or written information presented to the Company or any of its affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Parent acknowledges and agrees that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in ARTICLE II.

ARTICLE IV
AGREEMENTS AND COVENANTS

4.1    Conduct of the Company’s Business. Except as may be (w) required by Applicable Law or any Governmental Authority, (x) consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (y) required or explicitly permitted by the terms of this Agreement, or (z) set forth on Schedule 4.1, the Company shall (i) conduct its business in the Ordinary Course of Business in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and (iii) take no action that is intended to or would reasonably be expected to materially adversely affect or materially delay the ability of the Company or Parent to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Merger. Without limiting the generality of the foregoing, except as may be required by Applicable Law or any Governmental Authority, required or explicitly permitted by the terms of this Agreement, or set forth on Schedule 4.1, the Company will not, and will not permit any Company Subsidiary to, without the prior written consent (including by electronic mail) of Parent which shall not be unreasonably withheld, conditioned or delayed:

(a)change the articles or certificate of incorporation or by-laws of the Company or the Insurance Subsidiary, the charter or by-laws of the Bank, or any other governing document;

(b)issue, sell, pledge, transfer, dispose of, redeem or encumber any equity securities (except pursuant to the exercise of stock options outstanding as of the date hereof or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover tax withholding obligations under the Company Stock Plans), effect any split, combination, subdivision, reclassification or redemption of any outstanding equity securities, or otherwise change its capitalization as it exists on the date of this Agreement, or issue, grant, or sell any options, equity appreciation or purchase rights, warrants, conversion rights or other rights, securities or commitments obligating it to issue, sell or register any equity securities, or any securities or obligations convertible into, or exercisable or exchangeable for, any equity securities;

(c)increase the compensation of officers or key employees, pay any bonuses except in the Ordinary Course of Business, or hire any employee with an annual salary in excess of $100,000;

(d)become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, pension, consulting, non-competition, change in control, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired employees), director or stockholder; accelerate the vesting of or lapsing of restrictions with respect to any long-term incentive compensation under any Company Benefit Plans; cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; or materially change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by Applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or any Applicable Law;

(e)(i) enter into any new credit or new lending relationships greater than $750,000 that would require an exception to the Bank’s formal loan policy as in effect as of the date of this Agreement or that are not in strict compliance with the provisions of such loan policy; or (ii) other than incident to a reasonable loan restructuring, extend additional credit to any Person and any director or officer of, or any owner of a material interest in, such Person (any of the foregoing with respect to a Person being referred to as a “Borrowing Affiliate”) if such Person or such Borrowing Affiliate is the obligor under any indebtedness to the Company or any Company Subsidiary which constitutes a nonperforming loan or against any part of such indebtedness the Company or any Company Subsidiary has established loss reserves or any part of which has been charged-off by the Company or any Company Subsidiary;

(f)declare or pay any dividends or other distributions on any equity securities; provided, however, that the Company shall be permitted to (i) continue paying its regular declared and/or accrued semi-annual dividend, which is currently $2.80 per share of Company Common Stock, in the Ordinary Course of Business, with any increase to such dividend amount being made consistent with the Company’s Ordinary Course of Business, (ii) declare the Special Dividend Per Share Amount, and (iii) declare and pay a dividend of up to of fifty percent of any cash death benefits received by the Bank (and subsequently distributed to the Company) pursuant to Bank owned life insurance following the death of an insured thereunder following the date of this Agreement and prior to the Closing Date;

(g)fail to use commercially reasonable efforts to maintain present insurance coverage in respect of their properties and businesses;

(h)incur or guarantee any indebtedness for borrowed money, except with respect to indebtedness to the Federal Home Loan Bank, trade payables and similar liabilities and obligations incurred in the Ordinary Course of Business;

(i)maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries relating to Loans previously charged off, on Loans and leases outstanding (including accrued interest receivable);

(j)enter into any employment, consulting or similar agreements that are not terminable by the Company or such Company Subsidiary, as applicable, on 30 days’ or fewer notice without penalty or obligation, or terminate the employment of any officer thereof without first notifying Parent;

(k)take any action that would result in a termination, partial termination, curtailment, discontinuance of a Benefit Plan or merger of any Benefit Plan into another plan or trust;

(l)fail to file all Tax Returns in a timely manner, make any application for or consent to any extension of time for filing any Tax Return or any extension of the period of limitations applicable thereto, or change any of its accounting methods for federal and state income tax purposes or any material Tax elections;

(m)implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(n)make any expenditure for fixed assets in excess of $100,000 for any single item, or $250,000 in the aggregate, or enter into leases of fixed assets having an annual rental in excess of $100,000 in the aggregate;

(o)incur any liabilities or obligations, make any commitments or disbursements, acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) or dispose of any property or asset, make any contract or agreement, or engage in any transaction except in the Ordinary Course of Business consistent with prudent banking practices and the current policies of the Company and the Company Subsidiaries;

(p)amend or waive the material terms of, fail to do anything that will cause a breach by the Company or such Company Subsidiary of, or default by the Company or such Company Subsidiary under, or enter into, any Material Contract, any material restriction on the ability of the Company or such Company Subsidiary to conduct its business as it is presently being conducted, or any Contract or other binding obligation relating to any class of Company Capital Stock or rights associated therewith or any outstanding instrument of indebtedness;

(q)engage or agree to engage in any “covered transaction” within the meaning of Sections 23A or 23B of the Federal Reserve Act (without regard to the applicability of any exemptions contained in Section 23A), unless the Bank has complied with Sections 23A and 23B of the Federal Reserve Act;

(r)enter into any new line of business or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by Applicable Law or requested by any Governmental Authority;

(s) settle any action, suit, claim or proceeding against it, except for an action, suit, claim or proceeding that is settled in an amount and for consideration not in excess of $100,000 and that would not (i) impose any material restriction on the business of the Company or such Company Subsidiary or (ii) create precedent for claims that is reasonably likely to be material to it;

(t)make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility; or

(u)agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 4.1.

4.2    Conduct of Parent’s Business. Except as may be (w) required by Applicable Law or any Governmental Authority, (x) consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (y) required or explicitly permitted by the terms of this Agreement, or (z) set forth on Schedule 4.2, Parent shall (i) conduct its business in the Ordinary Course of Business in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and (iii) take no action that is intended to or would reasonably be expected to materially adversely affect or materially delay the ability of the Company or Parent to obtain any of the Requisite Regulatory Approvals, to perform its covenants and agreements under this Agreement or to consummate the Merger. Without limiting the generality of the foregoing, except as may be required by Applicable Law or any Governmental Authority, required or explicitly permitted by the terms of this Agreement, or set forth on Schedule 4.2, without the prior written consent of the Company which shall not be unreasonably withheld, conditioned or delayed:

(a)Parent shall not amend its certificate of incorporation or by-laws or similar governing documents of any of its subsidiaries, in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of the Company;

(b)Parent shall not implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements; and

(c)Parent shall not agree to take, make any commitment to take, or adopt any resolutions of the Parent Board in support of, any of the actions prohibited by this Section 4.2.

4.3    Access to Information and Premises.

(a)The Company shall provide Parent and its Representatives full access, during normal business hours and on reasonable advance notice to the Company, to further information (to the extent permissible under Applicable Law) and the Company’s and Company Subsidiaries’ premises for purposes of (i) observing the Company’s and the Company Subsidiaries’ business activities and operations and to consult with their officers and employees regarding the same on an ongoing basis to verify compliance by the Company and the Company Subsidiary with all terms of this Agreement, and (ii) making all necessary preparations for conversion of the Bank’s IT Assets; provided, however, that the foregoing actions shall not (x) unduly interfere with the business operations of the Company or the Company Subsidiaries, (y) require the disclosure of any matter that is subject to attorney-client, attorney work product or other legal privilege (provided, however, that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege) or (z) require the disclosure of any matter that would violate Applicable Law or any duty. From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall promptly provide to Parent a copy of each report, schedule, registration statement and other document filed, furnished or received by it during such period pursuant to the requirements of federal and state banking laws or federal or state securities laws, and a copy of each report filed by it or any Company Subsidiaries with any Governmental Authority; in each case other than portions of such documents relating to confidential supervisory or examination materials or the disclosure of which would violate any Applicable Law. The Company shall also provide, and shall cause each Company Subsidiary to provide, to Parent all information provided to the board of directors of such Persons, or to the members of such board’s committees, in connection with all meetings of such board of directors or committees thereof, or otherwise provided to such directors or members, and to provide any other financial reports or other analysis prepared for senior management of the Company or any Company Subsidiary; in each case other than portions of such documents: (1) relating to confidential supervisory or examination materials, (2) the disclosure of which would violate any Applicable Law, (3) the disclosure of which would, in the reasonable judgment of the Company’s outside counsel, result in the waiver of the attorney-client privilege, or (4) related to an Acquisition Proposal (disclosure of which shall be governed solely by Section 4.8).

(b)Parent will use such information as is provided to it by the Company or the Company Subsidiaries , or Representatives thereof, solely for the purpose of conducting business, legal and financial reviews of the Company and the Company Subsidiaries and for such other purposes as may be related to this Agreement, and Parent will, and will direct all of its agents, employees and advisors to, maintain the confidentiality of all such information in accordance with the terms of the letter agreement regarding confidentiality entered into by and between the Company and Parent dated November 21, 2017, as amended March 14, 2018 (the “Confidentiality Agreement”).

4.4    Regulatory Filings of Parent. As soon as practicable following the date of this Agreement, Parent, at its own expense, will file the Federal Reserve Application and the IDFPR Application, and take all other appropriate actions necessary to obtain the regulatory approvals referred to in Section 6.4 or Section 7.4 hereof (other than those to be obtained by the Commission, which are subject of Section 4.5), and the Company and the Company Subsidiaries, at their own expense, will use all reasonable and diligent efforts to assist in obtaining all such approvals. The obligation of Parent to take all appropriate actions shall not be construed as including an obligation to accept any terms of or conditions to a consent, authorization, order, or approval of, or any exemption by, any Governmental Authority or other party that are not acceptable to Parent, in its sole reasonable discretion, or to change the business practices of Parent or any of its subsidiaries in a manner not acceptable to Parent, in its sole reasonable discretion. In advance of filing any application for such regulatory approval, Parent shall provide the Company and its counsel with a copy of such application (but excluding any information contained therein regarding Parent and its business or operations for which confidential treatment has been requested) and provide an opportunity to comment thereon, and thereafter shall promptly advise the Company and its counsel of any material communication received by Parent or its counsel from any Governmental Authority with respect to such application.

4.5    SEC Filings. As soon as practicable following the date of this Agreement, Parent, at its own expense, shall prepare and file with the Commission the Registration Statement, which shall include a proxy statement prepared by Parent and the Company for use in connection with the Company Stockholders Meeting, all in accordance with the rules and regulations of the Commission and Applicable Law (the “Proxy Statement”), and the Company and the Company Subsidiaries, at their own expense, will assist Parent in preparing the Registration Statement. Parent shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Company, at its own expense, shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall advise the Company, promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Capital Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the Commission to amend the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and the Company will advise Parent, promptly after it receives notice of any request by the Commission to amend the Proxy Statement or comments thereon and responses thereto or requests by the Comments for additional information. The Parties shall use reasonable and diligent efforts to respond (with the assistance of the other Party) as promptly as practicable to any comments of the Commission with respect thereto. If prior to the Effective Time any event occurs with respect to Parent or its subsidiaries, or the Company or any Company Subsidiary, respectively, or any change occurs with respect to information supplied by or on behalf of Parent or the Company, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, Parent or the Company, as applicable, shall promptly notify the other of such event, and Parent or the Company, as applicable, shall cooperate in the prompt filing with the Commission of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders.

4.6    Meeting. As soon as practicable following the date the Registration Statement is declared effective by the Commission, the Company shall duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving the Merger and the transactions contemplated hereby, in accordance with the Company’s articles of incorporation, its by-laws and the IBCA (the “Company Stockholders Meeting”). Subject to Section 4.8, the Company and the Company Board will use their reasonable best efforts to obtain from its stockholders the Company Stockholder Approval, including by the Company Board recommending that its stockholders approve the Merger (the “Company Recommendation”), and the Company and the Company Board will not withhold, withdraw, qualify or adversely modify (or publicly propose or resolve to withhold, withdraw, qualify or adversely modify) the Company Recommendation (a “Company Adverse Recommendation”). Notwithstanding any other provision hereof, the Company shall have the right to postpone or adjourn the Company Stockholders Meeting: (i) by no more than 30 days if on a date for which the Company Stockholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval; or (ii) to the extent additional time is reasonably necessary for the filing and distribution of any supplemental or amended disclosure that the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under Applicable Law and, to the extent required by Applicable Law, for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting.

4.7    Publicity. Parent and the Company shall coordinate all publicity relating to the transactions contemplated by this Agreement and, except as otherwise required by Applicable Law or the rules of NASDAQ, or with respect to employee meetings, no Party shall issue any press release, publicity statement or other public notice or communication, whether written or oral, relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall obtain the prior consent (which shall not be unreasonably withheld, conditioned or delayed) of Parent to the content of any communication to the Company’s stockholders.

4.8    No Conduct Inconsistent with this Agreement.

(a)The Company shall not, and shall cause the Company Subsidiaries to not, during the term of this Agreement, directly or indirectly, solicit, encourage or facilitate inquiries or proposals or enter into any agreement with respect to, or initiate or participate in any negotiations or discussions with any Person (other than Parent and its subsidiaries) concerning, any proposal, indication or offer, including any proposal, indication or offer from or to the Company’s stockholders, made by any Person or group (as defined under Rule 13(d) of the Exchange Act) other than Parent or its subsidiaries and/or affiliates relating to, whether in a single transaction or series of related transactions, and whether directly or indirectly, any transaction or series of transactions (including any merger, reorganization, share exchange, consolidation, business combination, tender offer, joint venture, partnership, recapitalization, dissolution, liquidation or similar direct or indirect transaction involving the (i) acquisition, license or purchase of assets of the Company and/or the Company Subsidiaries equal to fifteen percent or more of the consolidated assets of the Company and the Company Subsidiaries or to which fifteen percent or more of the Company’s revenues or earnings on a consolidated basis are attributable or (ii) acquisition of beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of equity interests representing a fifteen percent or greater economic or voting interest in the Company or tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or group (as defined under Rule 13(d) of the Exchange Act) beneficially owning equity interests representing a fifteen percent (in number or voting power) or greater economic or voting interest in the Company (each, an “Acquisition Proposal”), or furnish any information to any Person proposing or seeking an Acquisition Proposal.

(b)Notwithstanding the foregoing, prior to obtaining the Company Stockholder Approval, in the event that the Company Board determines in good faith and after consultation with outside counsel, that in light of an Acquisition Proposal, it is necessary to provide such information or engage in such negotiations or discussions in order to act in a manner consistent with such Board’s fiduciary duties, the Company Board may, in response to an Acquisition Proposal that did not result from a breach of Section 4.8(a) and that constitutes or is reasonably expected to result in a Superior Acquisition Proposal, subject to its compliance with Section 4.8(c), (i) furnish information with respect to the Company or any Company Subsidiary to such Person making such Acquisition Proposal pursuant to a customary confidentiality agreement that is no less restrictive than the Confidentiality Agreement (subject to the requirement that any such information not previously provided to Parent shall be promptly furnished to Parent) and (ii) participate in discussions or negotiations regarding such Acquisition Proposal and/or (iii) terminate this Agreement in order to concurrently enter into an agreement with respect to such Superior Acquisition Proposal; provided, however, that (A) prior to terminating this Agreement pursuant to this Section 4.8, the Company shall give Parent at least five days’ notice thereof, attaching any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (an “Alternative Acquisition Agreement”) relating to such Superior Acquisition Proposal (or, if applicable, the most current draft thereof), which notice need only be given once with respect to any Superior Acquisition Proposal, unless such Superior Acquisition Proposal is modified in any material respect, in which case the three day period referred to herein shall be 48 hours, and (B) if, within such five day period (or where applicable, 48 hour period), Parent makes an offer that the Company Board determines in good faith is more favorable to the stockholders of the Company, from a financial point of view, than such Superior Acquisition Proposal (taking into account, among other things, (I) the terms of such offer and (II) such legal, financial, regulatory, timing and other aspects of such offer which the Company Board deems relevant), and agrees in writing to all adjustments in the terms and conditions of this Agreement as are necessary to reflect such offer, the Company’s notice of termination with respect to such Superior Acquisition Proposal shall be deemed to be rescinded and of no further force and effect and, if the Company or any Company Subsidiary has entered into a Superior Proposal Agreement, it shall promptly terminate such agreement (it being agreed that the Company will cause any Alternative Acquisition Agreement entered into prior to the expiration of such five day period (or where applicable 48 hour period) to include a provision permitting such termination). A “Superior Acquisition Proposal” shall mean any Acquisition Proposal containing terms which the Company Board determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to the Company’s stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company Board, is reasonably capable of being obtained by such third party.

(c)In addition to the obligations of the Company set forth in Section 4.8(a) and Section 4.8(b), the Company shall immediately advise Parent orally and in writing of any request for information or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the Person making such request or Acquisition Proposal. The Company shall keep Parent informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal, including the status of any discussions or negotiations with respect to any Superior Acquisition Proposal.

(d)The Company shall, and shall cause each of its officers, directors, employees, consultants, accountants, brokers, financial advisors, legal counsel, agents, advisors and other representatives (the “Representatives”) of the Company and the Company Subsidiaries to, cease immediately and cause to be immediately terminated all soliciting activities, discussions and negotiations and access to nonpublic information with, to or by any Person (other than Parent) regarding any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal. Except as expressly permitted pursuant to Section 4.8(b), the Company shall not, and shall cause its Representatives not to, at any time after the execution hereof, continue or resume any such soliciting activities, discussions, negotiations or access to nonpublic information with, by or to any Person (other than Parent) with which the Company entered into a confidentiality, standstill or similar agreement before the execution and delivery hereof or had discussions or negotiations before the execution and delivery hereof regarding any proposal that constituted, or could reasonably have been expected to lead to, any Acquisition Proposal (any such Persons and their affiliates and Representatives being referred to as “Prior Company Bidders”). The Company shall promptly request that each Prior Company Bidder in possession of nonpublic information that was furnished by or on behalf of the Company or any Company Subsidiary in connection with its consideration of any potential Acquisition Proposal return or destroy all such nonpublic information heretofore furnished to such Prior Company Bidder and immediately terminate all physical and electronic data room access previously granted to any such Prior Company Bidder.

4.9    Loan Charge-Off; Pre-Closing Loan Review.

(a)The Company shall cause the Bank, prior to the Closing Date, (i) to write off all Loans of the Bank that are required to be written off by the Bank’s regulators or that, in conformity with past practices and policies of the Bank and GAAP, should be written off as Loan losses and (ii) to write down potential Loan losses in conformity with past practices and policies of the Bank and GAAP. Any such write down shall not have any effect on, or be deemed to result in a breach of, the representations and warranties under Section 2.8 made by the Company as of the date of this Agreement and shall not be deemed to result in a Material Adverse Effect on the Company, but shall be taken into account in determining the Consolidated Stockholders’ Equity for purposes of Section 1.4(d); and nothing in this Section 4.9(a) shall require the Company to make any additional provision to the Bank’s reserve for loan losses.

(b)The Company shall cause the Bank to make available to Parent the files maintained by the Bank with respect to, and information regarding the status of, each Loan contained in the Loan portfolio of the Bank, as of a date not more than 15 days prior to the Closing Date.

4.10    Director and Officer Insurance Coverage. Parent agrees to provide each of the directors, officers, members or trustees of the Company and the Company Subsidiaries who continue to hold such positions after the Effective Time substantially the same insurance coverage against personal liability for actions and omissions prior to the Effective Time no less favorable than that which is provided to current directors and officers of Parent and its subsidiary bank. Without limiting the generality of the preceding sentence, on or prior to the Closing Date, Parent shall procure and maintain (so long as the premium or premiums do not exceed 200% of the amount of the aggregate premiums paid by the Company for the current policy term for such purpose) for the benefit of the Company and the Company Subsidiaries (including their respective successors) and individuals who were officers, directors, members or trustees of the Company or Company Subsidiaries (but only in their capacity as such) immediately prior to Closing, a tail policy or policies covering a period of six years following the Effective Time and providing coverages equivalent to the level and scope of directors’ and officers’ liability and other professional insurance coverages as set forth in the Company’s and the Company Subsidiaries’ current directors’ and officers’ liability and other professional insurance policies in effect as of the Closing. Notwithstanding anything to the contrary herein, and regardless of the purchase of insurance coverage under this Section 4.10, Parent acknowledges and agrees that, after Closing, individuals who were officers, directors, members or trustees of the Company and the Company Subsidiaries prior to Closing shall be held harmless and continue to be entitled to exculpation, indemnification and advancement of expenses for acts and omissions occurring prior to Closing, to the extent of any exculpation, indemnification or advancement of expenses provided to such individuals on the date hereof under the Applicable Law where the Company or the Company Subsidiaries are chartered or organized, and under the organization documents of the Company or the Company Subsidiaries, as applicable.

4.11    Interim Financial Statements. Prior to the Closing Date, the Company shall deliver to Parent a monthly balance sheet, income statement and statement of stockholder’s equity of the Company and each Company Subsidiary as of the end of each month as promptly as practicable after they become available. Such monthly financial statements shall be prepared consistent with past practice and in conformity in all material respects with GAAP (excluding footnote disclosure) applied on a basis consistent with the Financial Statements.

4.12    Dissent Process. The Company will give Parent prompt notice of any demands for appraisal for any shares of Company Common Stock, any attempted withdrawals of such demands and any other notice given or instrument served relating to the exercise of dissenters’ rights granted under the IBCA. Parent will have the right to participate in all negotiations and proceedings relating thereto, except as otherwise required by law. The Company will not make any payment with respect to, or settle or offer to settle, any appraisal demands without Parent’s prior written consent.

4.13    Section 368(a) Reorganization. Both prior to and after the Closing, none of the Parties shall take or cause to be taken any action, or omit to take any action or cause any omission, that would cause the Merger not to qualify as a reorganization in accordance with Section 368(a) of the Code. The Parties agree to take any and all necessary or advisable steps to restructure or modify the terms of the transaction contemplated hereby if such steps are necessary or advisable to qualify the transaction contemplated hereby as a reorganization in accordance with Section 368(a) of the Code; provided, however, that nothing in this Section 4.13 shall be deemed to require the Parties to take any steps that will increase the Merger Consideration.

4.14    Notice of Certain Events. During the term of this Agreement, if any Party becomes aware of any facts, circumstances or of the occurrence or impending occurrence of any event that would reasonably be expected to result in any of the conditions set forth in ARTICLE VI or ARTICLE VII, as applicable, not being satisfied, then such Party shall promptly give detailed written notice thereof to the other Party.

4.15    Reasonable and Diligent Efforts. The Parties shall use their respective commercially reasonable efforts in good faith to satisfy the various conditions to Closing and to consummate the Merger as soon as practicable. No Party will intentionally take or intentionally permit to be taken any action that would be in breach of the terms or provisions of this Agreement (including any action that would impair or impede the timely obtainment of the regulatory approvals referenced in Section 6.4 or Section 7.4) or that would cause any of the representations contained herein to be or become untrue.

4.16    Stockholder Litigation. Each of the Company and Parent shall give the other the reasonable opportunity to consult concerning the defense of any stockholder litigation against the Company or Parent, as applicable, or any of their respective directors or officers relating to the transactions contemplated by this Agreement.

4.17    Section 16 Matters. Before the Effective Time, the Company and Parent shall cause any dispositions of Company Common Stock and acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.18    Stock Exchange Listing. To the extent required, Parent shall file with NASDAQ a notification form for the listing of all shares of Parent Common Stock included in the Parent Stock Consideration.

4.19    Dividends.

(a)Regular Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

(b)Special Dividend of the Company. Prior to the Closing, the Company shall declare and cause to be paid to holders of record of the issued and outstanding shares of Company Common Stock, as of a record date immediately prior to the Closing, and in accordance with Applicable Law, a special cash dividend (the “Special Dividend”) in the aggregate amount of $25,000,000 (the “Special Dividend Aggregate Amount”), and the portion of the Special Dividend Aggregate Amount payable with respect to each share of Company Common Stock issued and outstanding immediately prior to the Closing shall be equal to (i) the Special Dividend Aggregate Amount, divided by (ii) a sum equal to (A) the number of shares of Company Common Stock issued and outstanding immediately prior to the Closing, plus (B) the number of Company Options issued and outstanding immediately prior to the Closing, plus (C) the Debenture Shares to the extent not converted into issued and outstanding shares of Company Common Stock immediately prior to the Closing (the “Special Dividend Per Share Amount”);

provided, however, and for the avoidance of doubt, that with respect to each Company Option issued and outstanding immediately prior to the Closing, no Special Dividend Per Share Amount will be paid with respect to any such Company Option and, in lieu thereof, the exercise price per share of each such Company Option shall be reduced as of immediately prior to Closing by an amount equal to the Special Dividend Per Share Amount, and the Company shall retain such aggregate Special Dividend Per Share Amount related to the Company Options; provided, further, and for the avoidance of doubt, that with respect to each Debenture Share not converted into issued and outstanding shares of Company Common Stock immediately prior to the Closing, no Special Dividend Per Share Amount will be paid with respect to any such Debenture Share and the Company shall retain such aggregate Special Dividend Per Share Amount related to the Debenture Shares.

4.20    Takeover Statutes.  No Party shall take any action that would cause any anti-takeover statute to become applicable to this Agreement, the Voting Agreement or any of the transactions contemplated hereby or thereby, and each party shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable anti-takeover statute now or hereafter in effect.  If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Applicable Law is or may become applicable to the Merger, the Parties shall use their respective commercially reasonable efforts to take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable pursuant to the terms of this Agreement, and otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Applicable Law on the Merger and the transactions contemplated hereby.

ARTICLE V
EMPLOYEE BENEFIT MATTERS

5.1    Benefit Plans.

(a)Effective as of the Closing Date, and in the discretion of Parent, each full-time Employee shall either continue under the Company Benefit Plans or become eligible for and entitled to participate in Parent’s benefit plans on the same terms and subject to the same conditions as all other similarly-situated employees of Parent and its subsidiaries. To the extent Employees participate in any Parent benefit plans, Employees shall be given credit for amounts paid under a corresponding Benefit Plan during the plan year in which the Closing occurs for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such Parent benefit plan for the plan year in which the Closing occurs. The Company shall cause its health insurance providers, to the extent permitted under Applicable Law, (i) to provide to Parent a schedule of de-identified information regarding the claims experience of insured persons under the applicable Benefit Plans for the past three years, and (ii) to provide Parent with de-identified information as to any significant pre-existing conditions of any insured persons that are not reflected in such schedule. Parent shall use its commercially reasonable efforts to cause any pre-existing condition limitations (as administered in accordance with Applicable Law) under Parent’s medical benefit plans to be waived to the extent such conditions have been waived under the Company’s health insurance plans. For purposes of determining eligibility to participate in and, where applicable, vesting under Parent’s applicable retirement savings plan and employee stock purchase plan, Parent’s short-term disability plans and vacation policy, each Employee shall receive past service credit for his or her prior employment with the Company or Company Subsidiary as if such Employee had then been employed by Parent. Parent reserves the right to change or terminate its employee benefit plans at any time.

(b)Any Employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for any payment that may be triggered by the Merger or the Bank Merger (any such payment, a “Transaction Payment”) will receive the Transaction Payment to the extent it is required to be paid under such agreement, provided that, on or before the Closing, the Company will take all steps necessary to ensure that in the event that the amounts of the Transaction Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate, “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of such Code, then the amounts of the Transaction Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

(c)The Company shall take (or cause to be taken), all actions necessary or appropriate to terminate, effective as of the day immediately preceding the Closing Date, and subject to the Closing occurring, the Company Benefit Plans set forth on Schedule 5.1(c).  The Company shall deliver to Parent, at least five Business Days prior to the Closing Date, evidence that the Company Board has taken, or will take prior to the Closing Date, the necessary corporate action to terminate such Company Benefit Plans (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld), effective no later than the date required by this Section 5.1(c), and where necessary such termination action shall provide for settlement and distribution of benefits in accordance with the provisions of Treasury regulation Section 1.409A-3(j)(4)(ix)(B).

(d)Following the Effective Time, Parent or the applicable subsidiary of Parent shall cause the Employees to be covered by a severance policy under which any Employees who incur a qualifying involuntary termination of employment within twelve months after the Closing Date will be eligible to receive severance pay in accordance with the severance pay schedule set forth on Schedule 5.1(d), subject to the receipt of such severance to be conditioned on the Employee’s execution of a release of claims. In connection with the foregoing, the Employees shall receive service credit for years of continuous service with the Company or any Company Subsidiary for purposes of determining the amount of any severance pay under such policy. Notwithstanding the foregoing, no Employee eligible to receive severance benefits under an employment or other agreement shall be entitled to participate in the severance policy described in this Section 5.1(d).

5.2    No Rights or Remedies. Nothing in this Article shall confer upon any Employee or his or her legal representative, any rights or remedies, including any right to employment, or continued employment, for any specified period, or any nature or kind whatsoever under or by reason of this Agreement.

ARTICLE VI
CONDITIONS PRECEDENT TO
OBLIGATIONS OF PARENT AND MERGER SUB

Unless waived by Parent and Merger Sub, Parent and Merger Sub’s obligation to consummate the Merger is subject to the fulfillment, on or before the Closing, of each of the following conditions:
6.1    Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (other than Section 2.1(a), Section 2.3(a) and Section 2.4(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” contained therein) as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (ii) the representations and warranties of the Company set forth in Section 2.1(a), Section 2.3(a) and Section 2.4(a) shall be true and correct as of the date of this Agreement and the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date) in all material respects.

6.2    Performance of Agreements. The Company shall have performed in all material respects all agreements herein required to be performed by the Company on or before the Effective Time.

6.3    Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by its chief executive officer or chief financial officer certifying to the effect that the conditions set forth in Section 6.1 and Section 6.2 have been satisfied.

6.4    Regulatory and Other Approvals. Parent shall have obtained the approval of all appropriate Governmental Authorities of the transactions contemplated by this Agreement and the Merger (other than approvals related to the Bank Merger and to Parent and its subsidiaries engaging in the farm brokerage business) (the “Requisite Regulatory Approvals”), and all required regulatory waiting periods shall have expired.

6.5    Approval of Merger and Delivery of Articles of Merger. The Company Stockholder Approval shall have been obtained, and the proper officers of the Company shall have executed and delivered to Parent the Articles of Merger, in form suitable for filing with the IL SOS, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

6.6    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Merger.

6.7    No Adverse Changes. Between the date of this Agreement and the Closing Date, the businesses of the Company and the Company Subsidiaries, taken as a whole, shall have been conducted in the Ordinary Course of Business, except as otherwise required under this Agreement, in all respects consistent with prudent banking practices, and there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as required under this Agreement, that would have a Material Adverse Effect on the Company or the Company Subsidiaries.

6.8    Tax Opinion. Parent shall have received a written opinion of Schiff Hardin LLP, tax counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (b) each of the Company and Parent will be a party to such reorganization within the meaning of Section 368(b) of the Code.

6.9    Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Parent Common Stock to be issued in the Merger, no stop orders suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been instituted or threatened in writing.

6.10    Closing Balance Sheet. Prior to the Closing Date, the Company shall deliver to Parent a consolidated balance sheet for the Company and the Company Subsidiaries as of the last day of the month preceding the Closing Date, or as of three Business Days prior to the Closing Date if the Closing Date is a day that is more than three Business days following the last day of the preceding month, prepared in conformity with past practices and policies of the Company and the Company Subsidiaries, and in accordance with GAAP applied on a basis consistent with the preparation of the Interim Financial Statements (the “Closing Balance Sheet”), together with a calculation of the Consolidated Stockholders Equity. Parent shall have an opportunity to review and comment on the Closing Balance Sheet prior to the Closing Date.

6.11    Consents. The Company shall have obtained or caused to be obtained (a) all written consents required under Section 2.5, and (b) all other written consents, permissions and approvals as required under any agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement, in each case where failure to obtain such consents, permissions and approvals would have a Material Adverse Effect on the Company or Parent’s rights under this Agreement.

ARTICLE VII
CONDITIONS PRECEDENT TO OBLIGATIONS
OF THE COMPANY

Unless waived by the Company, the Company’s obligation to consummate the Merger is subject to the fulfillment, on or before the Closing, of each of the following conditions:
7.1    Representations and Warranties; Performance of Agreements. The representations and warranties of Parent and Merger Sub set forth in this Agreement (other than Section 3.1(a), Section 3.3 and Section 3.4) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” contained therein) as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (ii) the representations and warranties of Parent and Merger Sub set forth in Section 3.1(a), Section 3.3 and Section 3.4 shall be true and correct as of the date of this Agreement and the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date) in all material respects.

7.2    Performance of Agreements. Parent and Merger Sub, respectively, shall have performed in all material respects all agreements herein required to be performed by Parent or Merger Sub on or before the Effective Time.

7.3    Closing Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on behalf of Parent by its chief executive officer or chief financial officer certifying to the effect that the conditions set forth in Section 7.1 and Section 7.2 have been satisfied.

7.4    Regulatory and Other Approvals. Parent shall have obtained all Requisite Regulatory Approvals, all required regulatory waiting periods shall have expired, and there shall be pending on the Closing Date no motion for rehearing or appeal from such approval or any suit or action seeking to enjoin the Merger or to obtain substantial damages in respect of such transaction.

7.5    Approval of Merger and Delivery of Articles of Merger. The Company Stockholder Approval shall have been obtained, and the proper officers of Parent shall have executed and delivered to the Company the Articles of Merger, in form suitable for filing with the IL SOS, and shall have executed and delivered all such other certificates, statements or instruments as may be necessary or appropriate to effect such a filing.

7.6    No Injunctions or Restraints; Illegality. No Injunction preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, or decree shall have been enacted, entered, promulgated, or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the Merger.

7.7    No Adverse Changes. Between the date of this Agreement and the Closing Date, there shall not have occurred any change or any condition, event, circumstance, fact or occurrence, other than as provided in this Agreement, that would have a Material Adverse Effect on Parent.

7.8    Tax Opinion. The Company shall have received a written opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP, tax advisor to the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that: (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (b) each of the Company and Parent will be a party to such reorganization within the meaning of Section 368(b) of the Code.

7.9    Effectiveness of the Registration Statement. The Registration Statement shall have become effective with respect to the shares of Parent Common Stock to be issued in the Merger, no stop orders suspending the effectiveness of such Registration Statement shall have been issued, and no proceeding for that purpose shall have been instituted or threatened in writing.

ARTICLE VIII
TERMINATION

8.1    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken or authorized by the Parent Board or the Company Board, notwithstanding obtaining the Company Stockholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a)by mutual consent of Parent and the Company in a written instrument;

(b)by either Parent or the Company:

(i)if any Governmental Authority of competent jurisdiction shall have denied any Requisite Regulatory Approval or issued a final nonappealable order that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, or if any application, filing or notice for a Requisite Regulatory Approval has been withdrawn at the request or recommendation of the applicable Governmental Authority, unless, in each case, the failure to obtain a Requisite Regulatory Approval shall be the result of the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(ii)if the Effective Time shall not have occurred on or before March 12, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a Party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Effective Time to occur on or before such date;

(iii)if the Company Stockholder Approval is not obtained at the Company Stockholders Meeting; or

(iv)if any state or federal law, rule or regulation is adopted or issued that has become effective and that has the effect of prohibiting the Merger;

(c)by the Company:

(i)if it is not in material breach of this Agreement, and if (A) any of the representations and warranties of Parent herein are or become untrue or inaccurate such that the condition set forth in Section 7.1 would not be satisfied, or (B) there has been a breach on the part of Parent of any of its covenants or agreements herein such that the condition set forth in Section 7.2 would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of (I) two Business Days prior to the Outside Date and (II) the date thirty Business Days after notice to Parent;

(ii)under the circumstances and to the extent permitted, and subject to the terms and conditions of, Section 4.8 and provided the Termination Fee referenced in Section 8.2(a) shall have been paid by the Company to Parent; or

(iii)if, at any time during the five Business Day period commencing on the Determination Date, each of the following conditions is satisfied: (A) the Parent Market Value on the Determination Date is less than $32.6248 per share; and (B) (I) the number obtained by dividing (x) the Parent Market Value on the Determination Date, by (y) the Initial Parent Market Value, is less than (II) the number obtained by subtracting 0.15 from the Index Ratio; subject to the following four sentences. Any such termination shall be effective on the fifteenth Business Day following the Determination Date; subject to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 8.1(c)(iii), it shall give prompt written notice thereof to Parent. During the five Business Day period commencing with its receipt of such notice, Parent shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of Initial Parent Market Value, the Exchange Ratio, and the Index Ratio minus 0.15, and the denominator of which is equal to the Parent Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial Parent Market Value by the Parent Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio and 0.85. If within such five Business Day period, Parent delivers written notice to the Company that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.1(c)(iii), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). For purposes of clarification, the adjustments to the Exchange Ratio contemplated by Section 1.4(d) of this Agreement shall be calculated and applied subsequent to any adjustment to the Exchange Ratio pursuant to this Section 8.1(c)(iii). If Parent or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(c)(iii).

For purposes of this Agreement, the following terms shall have the following meanings:
“Determination Date” means the fifteenth Business Day preceding the Closing Date.
“Final Index Price” means the average of the daily closing value of the Index for the ten consecutive trading days immediately preceding the Determination Date, subject to adjustment pursuant to the last sentence of Section 8.1(c)(iii).

“Index” means the Nasdaq Bank Index or, if such index is not available, such substitute or similar index as substantially replicates the Nasdaq Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Index Price” means the average of the daily closing value of the Index for the ten consecutive trading days immediately preceding the execution of this Agreement.

“Initial Parent Market Value” means $38.3821, as it may be adjusted pursuant to the last sentence of Section 8.1(c)(iii).

“Parent Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of Parent Common Stock as reported on the Nasdaq Global Select Market for the ten consecutive trading days immediately preceding such specified date.

(d)by Parent:
(i)if it is not in material breach of this Agreement, and if (A) any of the representations and warranties of the Company herein are or become untrue or incorrect such that the condition set forth in Section 6.1 would not be satisfied, or (B) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the condition set forth in Section 6.2 would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured prior to the earlier of (I) two Business Days prior to the Outside Date and (II) the date thirty Business Days after notice to the Company; or

(ii)prior to the Company Stockholders Meeting, if (A) the Company Board shall have failed to include the Company Recommendation in the Proxy Statement or shall have effected a Company Adverse Recommendation, (B) the Company Board shall have approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal or any Superior Acquisition Proposal other than this Agreement, and/or permitted the Company to enter into an Alternative Acquisition Agreement, or (C) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been commenced (other than by Parent or its affiliates) and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or within ten Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend rejection (or subsequently modifies a recommendation of rejection) of such offer; or if the Company shall have failed to call the Company Stockholders Meeting in accordance with Section 4.6(a) or shall have failed to deliver the Proxy Statement and the Registration Statement in accordance with Section 4.5 in material breach of such Sections and such failure shall not be due to any material breach by Parent of its obligations under Section 4.5.

8.2    Effect of Termination.

(a)Notwithstanding any provision of this Agreement to the contrary, if:

(i)(A) this Agreement is validly terminated pursuant to Section 8.1(b)(ii), Section 8.1(b)(iii) or Section 8.1(d)(i) (following in any such case a breach of Section 4.8 by the Company), (B) following the execution and delivery of this Agreement and in the case of a termination pursuant to Section 8.1(b)(ii) or Section 8.1(d)(i), prior to such termination, and in the case of a termination pursuant to Section 8.1(b)(iii), prior to the Company Stockholders Meeting, any bona fide Acquisition Proposal (substituting fifty percent for the fifteen percent thresholds set forth in the definition of “Acquisition Proposal”) (a “Qualifying Transaction”) shall have been communicated to the Company or a member of the Company Board (whether or not publicly disclosed) and not withdrawn or otherwise abandoned (and, if publicly disclosed, not publicly withdrawn or otherwise abandoned) and (C) within twelve months following the termination of this Agreement pursuant to Section 8.1(b)(ii), Section 8.1(b)(iii) or Section 8.1(d)(i), as applicable, such Qualifying Transaction is consummated; or

(ii)this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by Parent pursuant to Section 8.1(d)(ii);
then in any such event the Company shall pay to Parent (or a Person designated in writing by Parent) by wire transfer of same-day funds a fee equal to the Termination Fee. “Termination Fee” shall mean an amount equal to $2,850,000. Such payment shall be made, in the case of a termination referenced in clause (i) above, upon the consummation of any Qualifying Transaction, or in the case of a termination referenced in clause (ii) above, concurrently with the termination of this Agreement by the Company pursuant to Section 8.1(c)(ii) or within two Business Days after termination of this Agreement by Parent pursuant to Section 8.1(d)(ii). For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(b)Notwithstanding anything to the contrary in this Agreement, in the circumstances in which the Termination Fee is or becomes payable pursuant Section 8.2(a), Parent’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company or any of its affiliates with respect to the facts and circumstances giving rise to such payment obligation shall be payment of the Termination Fee pursuant to Section 8.2(a), and upon payment in full of such amount, none of Parent or any of its affiliates nor any other Person shall have any rights or claims against the Company or any of its affiliates (whether at law, in equity, in contract, in tort or otherwise) under or relating to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, if the Company fails promptly to pay Parent any amounts due under this Section 8.2, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee or obligation at the publicly announced prime rate of The Northern Trust Company in effect from time to time from the date such fee or obligation was required to be paid.

(c)The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.

(d)There shall be deducted from any payments made pursuant to this Section 8.2 such amounts as may be required to be withheld therefrom under the Code or under any provision of U.S. state or local tax law.

(e)The Party seeking to terminate this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall give written notice of such termination, including a description in reasonable detail of the reasons for such termination, to the other Party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected. Except as otherwise provided in this ARTICLE VIII, any valid termination of this Agreement pursuant to Section 8.1 (other than Section 8.1(a)) shall be effective immediately upon the delivery of notice of the terminating Party to the other Parties hereto. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided, however, that (i) Section 4.3(b), Section 8.2, and ARTICLE IX shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent or the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement.

ARTICLE IX
GENERAL

9.1    Confidential Information. The Parties each covenant that, in the event the transactions contemplated by this Agreement are not consummated, each Party will keep in strict confidence and either return or destroy (and certify in writing as to such destruction) all documents containing any information concerning the properties, business, and assets of the other Parties that may have been obtained in the course of negotiations or examination of the affairs of the other Parties either prior or subsequent to the execution of this Agreement (other than such information as shall be in the public domain or otherwise ascertainable from public or outside sources), except to the extent that disclosure is required by judicial process or Governmental Authorities or to the extent that retention of such documents is required by Applicable Law, rules or regulations governing record retention.

9.2    Non-Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties under this Agreement shall be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of the other Parties. Notwithstanding the foregoing, Parent may assign its rights hereunder to another wholly owned subsidiary of Parent. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the Parties.

9.3    Notices. All notices, requests, demands, and other communications provided for in this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) the third (3rd) Business Day after being deposited in the United States mail, registered or certified mail (return receipt requested), (c) the first Business Day after being deposited with Federal Express or any other recognized national overnight courier service, or (d) if delivered by electronic mail, upon receipt, in each case addressed as follows or at such other address as provided by a Party to the other Parties in accordance with these procedures:

(i)	If to the Company or the Bank, addressed to:
SBC Bancorp, Inc.
1501 East Eldorado Street
Decatur, Illinois 62521
Email:        Bshade@soybank.com
Attention:    William P. Shade, III, Chairman

with a copy to:
Thomas M. Shade, Esq.
132 S. Water Street, Suite 638

Decatur, Illinois 62523
E-mail:        tmslaw@aol.com

(ii)    If to Parent or Merger Sub, addressed to:
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
E-mail:       jdively@firstmid.com
Attention:           Joseph R. Dively, Chairman and Chief Executive Officer

with a copy to:
Schiff Hardin LLP
233 S. Wacker Drive, Suite 6600
Chicago, Illinois 60606-6473
Email:         jzgliniec@schiffhardin.com
Attention:     Jason Zgliniec, Esq.

9.4    Knowledge. References in this Agreement to the “Knowledge” of a party shall mean: (a) with respect to a natural person, the actual knowledge of such person after his or her reasonable investigation into the subject matter at issue; (b) with respect to the Company and the Company Subsidiaries, the actual knowledge of the Chairman, the Chief Executive Officer and the Chief Financial Officer, after their reasonable investigation into the subject matter at issue, and (c) with respect to Parent, the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Parent after their reasonable investigation into the subject matter at issue.

9.5    Interpretation. The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole. Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” “including” or similar expressions are used in this Agreement, they will be understood to be followed by the words “without limitation.” The words describing the singular shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations, partnerships and other entities and vice versa. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

9.6    Entire Agreement. This Agreement, including the Schedules and agreements delivered pursuant hereto, and the Confidentiality Agreement, set forth the entire understanding of the Parties and supersedes all prior agreements, arrangements, and communications, whether oral or written. This Agreement shall not be modified or amended other than by written agreement of the Parties. Captions appearing in this Agreement are for convenience only and shall not be deemed to explain, limit, or amplify the provisions hereof.

9.7    Extension; Waiver. At any time before the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any Party, such consent or approval shall be valid and binding on a Party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such Party.

9.8    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to the conflicts of laws principles thereof. Each of the Parties hereto (a) consents to submit itself to the personal jurisdiction of any Illinois state court located in Macon County, Illinois or, in connection with any matter requiring Federal court jurisdiction, any Federal court located in the Central District of Illinois (or any court with appellate jurisdiction therefrom) in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than any Illinois state court located in Macon County, Illinois or any Federal located in the Central District of Illinois and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or the transactions contemplated hereby.

9.9    Counterparts. This Agreement and any amendments thereto may be executed in any number of counterparts (including by electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

9.10    Severability. In the event that a court of competent jurisdiction shall finally determine that any provision of this Agreement or any portion thereof is unlawful or unenforceable, such provision or portion thereof shall be deemed to be severed from this Agreement, and every other provision and portion thereof that is not invalidated by such determination shall remain in full force and effect. To the extent that a provision is deemed unenforceable by virtue of its scope but may be made enforceable by limitation thereof, such provision shall be enforceable to the fullest extent permitted under the laws and public policies of the state whose laws are deemed to govern enforceability.

** Signature Page Follows **

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have each executed this Agreement and Plan of Merger as of the day and year first written above.
FIRST MID-ILLINOIS BANCSHARES, INC.

By: /s/ Joseph R. Dively
Name: Joseph R. Dively
Title: Chairman and Chief Executive Officer

PROJECT ALMOND MERGER SUB LLC

            By:       FIRST MID-ILLINOIS BANCSHARES,
                        INC., its sole member

By: /s/ Joseph R. Dively
Name: Joseph R. Dively
Title: Chairman and Chief Executive Officer

SCB BANCORP, INC.

By: /s/ Robert C. Smith
Name: Robert C. Smith
Title: President

Appendix B - IBCA Dissenters’ Rights
§ 11.65. Right to Dissent.

(a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

(2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

(3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of such shares;

(ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

(iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

(4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

(c) A record owner of shares may assert dissenters’ rights as to fewer than all the shares recorded in such person’s name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters’ rights as to shares held on such person’s behalf only if the beneficial owner submits to the corporation the record owner’s written consent to the dissent before or at the same time the beneficial owner asserts dissenters’ rights.

§ 11.70. Procedure to Dissent.

(a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenters’ rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

(b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenter’s rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

(c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation’s latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation’s statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

(d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

(e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation’s statement of value, shall notify the corporation in writing of the shareholder’s estimated fair value and amount of interest due and demand payment for the difference between the shareholder’s estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

(f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

(g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

(h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

(i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

(1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

(2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.1

(j) As used in this Section:

(1) “Fair value”, with respect to a dissenter’s shares, means the proportionate interest of the shareholder in the corporation, without discount for minority status or, absent extraordinary circumstance, lack of marketability, immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

(2) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

Appendix C - Form of Voting Agreement

Voting Agreement
This Agreement (“Agreement”) is made and entered into as of the ___ day of June, 2018, by and between the undersigned stockholders (each, a “Stockholder,” and collectively, the “Stockholders”) of SCB Bancorp, Inc., an Illinois corporation (the “Company”), and First Mid-Illinois Bancshares, Inc., a Delaware corporation (“Parent”).
Witnesseth:
Whereas, the Company and Parent, together with Parent’s wholly-owned subsidiary Project Almond Merger Sub LLC, have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) (capitalized terms used but not defined in this Agreement shall have the meanings given to them in the Merger Agreement);
Whereas, it is a condition precedent to Parent entering into the Merger Agreement that each of the Stockholders have executed and delivered this Agreement, solely in their capacities as stockholders of the Company; and
Whereas, each Stockholder owns and is entitled to vote the number of issued and outstanding shares of common stock of the Company (the “Company Common Shares”) set forth opposite such Stockholder’s name on Schedule 1 attached hereto and has agreed to vote such Stockholder’s Company Common Shares pursuant to the terms set forth in this Agreement.
Now, Therefore, in consideration of the premises and the respective representations, warranties, covenants and agreements set forth herein, the Stockholders and Parent hereby agree as follows:
Section 1.    Voting of Shares. Each Stockholder hereby agrees that at any meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, such Stockholder shall vote the Company Common Shares which such Stockholder owns and is entitled to vote (a) in favor of the transactions contemplated by the Merger Agreement, (b) against any action or agreement which would result in a breach of any term of, or any other obligation of the Company under, the Merger Agreement, and (c) against any action or agreement which would impede, interfere with or attempt to discourage the transactions contemplated by the Merger Agreement; provided, however, that nothing in this Agreement shall prevent a Stockholder who may also serve as a director of the Company from discharging his or her fiduciary duties to the Company. Each Stockholder agrees that the Company shall be authorized to include in any proxy or material transmitted to stockholders of the Company or of Parent, a statement to the effect that the Stockholder is a party to this Agreement and has committed to vote in favor of the transactions as set forth in this Section 1.
Section 2.    Term of Agreement. This Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (a) the Effective Time (as defined in the Merger Agreement), (b) the termination of the Merger Agreement in accordance with its terms, which includes termination in the event the Company Board determines that its fiduciary duties require it to accept an unsolicited Acquisition Proposal from a third party pursuant to Section 4.8 of the Merger Agreement, or (c) March 12, 2019.

Section 3.    Covenants of Stockholders. Each Stockholder agrees not to: except to the extent contained in this Agreement, grant any proxies, deposit any Company Common Shares into a voting trust or enter into a voting agreement with respect to any Company Common Shares; or without the prior written approval of Parent, solicit, initiate or encourage any inquiries or proposals for a merger or other business combination involving the Company.
Section 4.    Representations and Warranties of Stockholders. Each Stockholder represents and warrants to Parent as follows: (a) such Stockholder has beneficial ownership of, and is entitled to vote in accordance with such Stockholder’s commitments under this Agreement, the number of Company Common Shares set forth opposite his or her name on Schedule 1 hereto and, except for Company Options that will be converted into Option Consideration pursuant to the terms of the Merger Agreement, does not own or have any right to acquire any Company Common Shares not listed on Schedule 1; (b) such Stockholder has the right, power and authority to execute, deliver and perform under this Agreement; such execution, delivery and performance will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which such Stockholder is a party or is subject; and this Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding agreement of such Stockholder, enforceable in accordance with its terms; (c) such Stockholder’s Company Common Shares listed as owned on Schedule 1 hereto are now and, until the termination of this Agreement, will remain owned by such Stockholder, free and clear of all voting trusts, voting agreements, proxies, liens, claims, liabilities, security interests, marital property rights or any other encumbrances whatsoever (other than (i) pledges for loans entered into in the ordinary course and (ii) rights of Parent and encumbrances respecting such Company Common Shares created pursuant to this Agreement or the Merger Agreement); and (d) other than this Agreement and the Merger Agreement, there are no outstanding options, warrants or rights to purchase or acquire, or agreements related to, such Stockholder’s Company Common Shares. Notwithstanding this representation, no Stockholder shall be prevented by this Agreement from the following transfers of Company Common Shares: (w) transfers by will or by operation of law (in which case this Agreement shall bind the transferee); (x) transfers for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Agreement; (y) with the prior written consent of Parent (which consent shall not be unreasonably withheld), for any sales, assignments, transfers or other dispositions necessitated by hardship; or (z)  as Parent may otherwise agree in writing.
Section 5.    Representations and Warranties of Parent. Parent has the right, power and authority to execute and deliver this Agreement; such execution and delivery will not violate, or require any consent, approval, or notice under any provision of law or result in the breach of any outstanding agreements or instruments to which Parent is a party or is subject; and this Agreement has been duly executed and delivered by Parent and constitutes a legal, valid and binding agreement of Parent, enforceable in accordance with its terms.
Section 6.    Transferability. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Parent may assign this Agreement to a direct or indirect wholly‑owned subsidiary or affiliate of Parent, provided that no such assignment shall relieve Parent of its obligations hereunder.

Section 7.    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed by any of the Stockholders in accordance with its specific terms or was otherwise breached. It is accordingly agreed that Parent shall be entitled to injunctive relief to prevent breaches of this Agreement by the Stockholders and to enforce specifically the terms and provisions hereof in addition to any other remedy to which Parent is entitled at law or in equity.
Section 8.    Further Assurances. Each Stockholder agrees to execute and deliver all such further documents and instruments and take all such further action as may be necessary or appropriate in order to consummate the transactions contemplated hereby.
Section 9.    Entire Agreement and Amendment. (a) Except for the Merger Agreement and its ancillary agreements and instruments, this Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect hereto.
(b)    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.
Section 10.    Notices. Each notice, demand or other communication which may be or is required to be given under this Agreement shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) the third (3rd) Business Day after being deposited in the United States mail, registered or certified mail (return receipt requested), (c) the first Business Day after being deposited with Federal Express or any other recognized national overnight courier service, or (d) if delivered by electronic mail, upon receipt, in each case addressed to the applicable address set forth herein for Parent or on Schedule 1 for each of the Stockholders.
Section 11.    General Provisions. This Agreement shall be governed by the laws of the State of Illinois. This Agreement may be executed in counterparts, each of which shall be deemed to be an original. Headings are for convenience only and shall not affect the meaning of this Agreement. Any term of this Agreement which is invalid or unenforceable shall be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms of this Agreement.
[Signature Page Follow]

In WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FIRST MID-ILLINOIS BANCSHARES, INC., a Delaware corporation:

By: ______________________________________

Its: ______________________________________

Address for Notices:
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938
E-mail:         jdively@firstmid.com
Attention:       Joseph R. Dively, Chairman and Chief Executive Officer

with a copy to:
Schiff Hardin LLP
233 S. Wacker Drive, Suite 6600
Chicago, Illinois 60606
E-mail:        jzgliniec@schiffhardin.com
Attention:    Jason Zgliniec, Esq.

STOCKHOLDERS:

Signature:	Printed Name:

SCHEDULE 1

NAME, ADDRESS AND E-MAIL NUMBER OF STOCKHOLDER	NUMBER OF COMPANY COMMON SHARES OWNED BY STOCKHOLDER

TOTAL:

Appendix D - Opinion of Piper Jaffray & Co.
PIPER JAFFRAY & CO.

Board of Directors
SCB Bancorp, Inc.
1501 East Eldorado Street
Decatur, IL 62521

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, $7.50 par value per share (“SCB Bancorp Common Stock”), of SCB Bancorp, Inc. (the “Company”), of the Merger Consideration (as defined below) to be paid to such holders pursuant to an Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, First Mid-Illinois Bancshares, Inc. (the “Acquiror”) and Project Almond Merger Sub LLC (“Merger Sub”), a newly formed wholly owned subsidiary of the Acquiror. The Agreement provides for, among other things, the merger of the Company with and into Merger Sub (the “Merger”), pursuant to which each outstanding share of SCB Bancorp Common Stock, other than Excluded Shares and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive either: (i) 8.0228 shares (the “Exchange Ratio”) of common stock, $4.00 par value per share, of Acquiror (“Acquiror Common Stock”), subject to adjustment and proration in accordance with the terms of the Agreement, (ii) a cash payment in an amount equal to the quotient obtained by dividing (A) $22,898,409.96 by (B) the number of issued and outstanding shares of SCB Bancorp Common Stock as of immediately prior to the Effective Time (as defined in the Agreement), subject to adjustment and proration in accordance with the terms of the Agreement or (iii) a combination of the foregoing (collectively, the “Merger Consideration”). In addition, the Agreement specifies that the Company will declare a special cash dividend in the aggregate amount of $24,601,591.90 in cash, payable to holders of record of SCB Bancorp Common Stock as of a record date immediately prior to the closing of the Merger (the “Special Dividend”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated June 10, 2018; (ii) reviewed and analyzed certain financial and other data with respect to the Company and the Acquiror which was publicly available, (iii) reviewed and analyzed certain information, including historical operating data and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror that were publicly available, as well as those that were furnished to us by the Company, including the analyses and forecasts regarding certain cost savings expected to result from the Merger (the “Synergies”); (iv) conducted discussions with members of senior management and representatives of the Company and the Acquiror concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Synergies; (v) reviewed the current and historical reported prices and trading activity of Acquiror

SCB Bancorp, Inc.
June 11, 2018

Common Stock; (vi) compared the financial performance of the Company and the Acquiror with that of certain other publicly‑traded companies that we deemed relevant; (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant; and (viii) performed a discounted cash flow analysis for each of the Company and the Acquiror on a standalone basis. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete, inaccurate or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best available estimates and judgments of the management of the Company as of the time they were prepared as to the expected future results of operations and financial condition of the Company and the Acquiror, as applicable, to which such financial forecasts, estimates and other forward-looking information (including the Synergies) relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. We have further assumed that the Merger will qualify as a reorganization in accordance with Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto, (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder and (v) that the terms and conditions of the Agreement will not result in any adjustment to the Merger Consideration that is material to our analysis. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, the Acquiror or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or the Acquiror, and have not been furnished

SCB Bancorp, Inc.
June 11, 2018

or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, the Acquiror or any other entity. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of the Company or the Acquiror since the date of the most recent financial data made available to us. We have not: (i) conducted a review of any individual credit files of the Company or the Acquiror, nor have we evaluated the adequacy of the loan or lease reserves of the Company or the Acquiror, (ii) conducted a review of any credit mark which may be taken in connection with the Merger, nor have we evaluated the adequacy of any contemplated credit mark to be so taken, or (iii) conducted a review of the collectability of any asset or the future performance of any loan of the Company or the Acquiror. We have assumed, with your consent, that the respective allowances for loan and lease losses for the Company and the Acquiror, and the credit mark are adequate to cover such losses and will be adequate for the Acquiror on a pro forma basis assuming completion of the Merger. Accordingly, we express no opinion with respect to the foregoing. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, the Acquiror or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the value or trading price of SCB Bancorp Common Stock or Acquiror Common Stock following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services.

We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Acquiror

SCB Bancorp, Inc.
June 11, 2018

for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of its Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Acquiror and the Merger and other participants in the Merger that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should act, vote or make any election with respect to the Agreement, the Merger, the form of Merger Consideration or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of SCB Bancorp Common Stock of the proposed Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund or issue the merger consideration, any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the consideration to be received by holders of SCB Bancorp Common Stock in the Merger or with respect to the fairness of any such compensation,including whether such payments are reasonable in the context of the Merger.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, after giving effect to the payment of the Special Dividend, the Merger Consideration to be received by the holders of SCB Bancorp Common Stock pursuant to the Merger, is fair, from a financial point of view, to the holders of SCB Bancorp Common Stock as of the date hereof.

SCB Bancorp, Inc.
June 11, 2018

Sincerely,

PIPER JAFFRAY & CO.

PART II
Information Not Required in Prospectus
Item 20.    Indemnification of Directors and Officers.
The registrant is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors’ duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.
The registrant’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL and except as otherwise provided in the registrant’s amended and restated bylaws, none of the registrant’s directors will be liable to the registrant or its stockholders for monetary damages for a breach of fiduciary duty. The registrant’s amended and restated bylaws do not limit this provision. In addition, the registrant’s amended and restated certificate of incorporation permits indemnification of any person whom it may indemnify to the fullest extent permitted by Section 145. The registrant has purchased director and officer liability insurance. The registrant has also purchased director and officer liability insurance.
Item 21.    Exhibits and Financial Statement Schedules.
(a) Exhibits.

Exhibit Number		Description of Exhibit
2.1
Agreement and Plan of Merger by and among First Mid-Illinois Bancshares, Inc., Project Almond Merger Sub LLC and SCB Bancorp, Inc., dated as of June 12, 2018 (included as Appendix A to this proxy statement/prospectus).

3.1
Restated Certificate of Incorporation and Amendment to Restated Certificate of Incorporation of First Mid-Illinois Bancshares, Inc. (incorporated by reference to Exhibit 3(a) to First Mid-Illinois Bancshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1987).

3.2
Amended and Restated Bylaws of First Mid-Illinois Bancshares, Inc. (incorporated by reference to Exhibit 3.2 to First Mid-Illinois Bancshares, Inc.’s Current Report on Form 8-K filed with the SEC on November 14, 2007).

5.1	*	Opinion of Schiff Hardin LLP.

8.1	*	Tax Opinion of Schiff Hardin LLP.

8.2	*	Tax Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.

21.1	*	List of Subsidiaries of First Mid-Illinois Bancshares, Inc.

23.1	*	Consent of BKD LLP.

23.2	*	Consent of Piper Jaffray & Co.

23.3	*	Consent of Schiff Hardin LLP (included in Exhibit 5.1).

23.4	*	Consent of Schiff Hardin LLP (included in Exhibit 8.1).

23.5	*	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included in Exhibit 8.2).

24.1	*	Powers of Attorney (contained in signature page to this Registration Statement).

99.1	*	Form of Proxy Form of SCB Bancorp, Inc.

99.2	*	Form of Election Form and Letter of Transmittal to be mailed to stockholders of SCB Bancorp, Inc.

__________________________
*Filed herewith.

Item 22:   Undertakings.
(a)The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)(1)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer/registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)    The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(e)The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(f)The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mattoon, State of Illinois, on this 8th day of August, 2018.

FIRST MID-ILLINOIS BANCSHARES, INC.
By:	/s/ Joseph R. Dively Joseph R. Dively Chairman, President and Chief Executive Officer

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POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Joseph R. Dively and Matthew K. Smith, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents as his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
 Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Joseph R. Dively Joseph R. Dively	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	August 8, 2018
/s/ Matthew K. Smith Matthew K. Smith	Executive Vice President & Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 8, 2018
/s/ Holly A. Bailey Holly A. Bailey	Director	August 8, 2018
/s/ Robert Cook Robert Cook	Director	August 8, 2018
/s/ Steven L. Grissom Steven L. Grissom	Director	August 8, 2018
/s/ Gary W. Melvin Gary W. Melvin	Director	August 8, 2018
/s/ Ray A. Sparks Ray A. Sparks	Director	August 8, 2018
/s/ James Zimmer James Zimmer	Director	August 8, 2018
/s/ Mary Westerhold Mary Westerhold	Director	August 8, 2018

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